1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE

COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒                                                  Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                                                              No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

Taiwan Semiconductor Manufacturing

Company Limited

Financial Statements for the

Six Months Ended June 30, 2011 and 2010 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have audited the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of June 30, 2011 and 2010, and the related statements of income, changes in shareholders’ equity and cash flows for the six months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited as of June 30, 2011 and 2010, and the results of its operations and its cash flows for the six months then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.

We have also audited, in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China, the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of and for the six months ended June 30, 2011 on which we have issued an unqualified opinion.

July 25, 2011

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited

BALANCE SHEETS

JUNE 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars, Except Par Value)

	2011		2010
ASSETS	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$95,297,486	13	$131,854,140	20
Financial assets at fair value through profit or loss (Notes 2, 5 and 23)	17,455	-	378	-
Available-for-sale financial assets (Notes 2, 6 and 23)	4,171,309	1	-	-
Held-to-maturity financial assets (Notes 2, 7 and 23)	2,114,955	-	7,031,587	1
Receivables from related parties (Notes 3 and 24)	27,402,025	4	24,822,081	4
Notes and accounts receivable (Note 3)	23,797,744	3	27,261,560	4
Allowance for doubtful receivables (Notes 2, 3 and 8)	(488,000)	-	(523,000)	-
Allowance for sales returns and others (Notes 2 and 8)	(5,641,777)	(1)	(5,982,628)	(1)
Other receivables from related parties (Notes 3 and 24)	3,231,557	-	634,274	-
Other financial assets (Note 25)	423,794	-	718,908	-
Inventories (Notes 2 and 9)	28,404,692	4	22,122,521	3
Deferred income tax assets (Notes 2 and 18)	1,053,036	-	3,216,953	1
Prepaid expenses and other current assets	1,068,001	-	1,134,163	-

Total current assets	180,852,277	24	212,290,937	32

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 11 and 23)
Investments accounted for using equity method	110,458,979	15	115,722,527	17
Available-for-sale financial assets	-	-	1,039,916	-
Held-to-maturity financial assets	1,404,575	-	3,528,645	1
Financial assets carried at cost	497,835	-	497,835	-

Total long-term investments	112,361,389	15	120,788,923	18

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 24)
Cost
Buildings	146,790,740	19	126,586,981	19
Machinery and equipment	950,275,417	124	802,138,783	121
Office equipment	12,915,965	2	11,402,593	2

	1,109,982,122	145	940,128,357	142
Accumulated depreciation	(754,185,331)	(99)	(665,861,387)	(100)
Advance payments and construction in progress	93,045,607	12	36,387,561	5

Net property, plant and equipment	448,842,398	58	310,654,531	47

INTANGIBLE ASSETS
Goodwill (Note 2)	1,567,756	-	1,567,756	-
Deferred charges, net (Notes 2 and 13)	5,216,575	1	5,504,428	1

Total intangible assets	6,784,331	1	7,072,184	1

OTHER ASSETS
Deferred income tax assets (Notes 2 and 18)	10,855,491	1	9,600,630	2
Refundable deposits	4,796,851	1	2,381,457	-
Others (Notes 2 and 24)	1,380,133	-	459,256	-

Total other assets	17,032,475	2	12,441,343	2

TOTAL	$765,872,870	100	$663,247,918	100

	2011		2010
LIABILITIES AND SHAREHOLDERS’ EQUITY	Amount	%	Amount	%

CURRENT LIABILITIES
Short-term loans (Note 14)	$33,140,881	4	$17,759,356	3
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 23)	-	-	173,978	-
Accounts payable	10,138,171	1	9,783,999	1
Payables to related parties (Note 24)	3,386,091	-	3,218,130	-
Income tax payable (Notes 2 and 18)	6,076,318	1	3,484,996	-
Cash dividends payable (Note 20)	77,730,236	10	77,708,120	12
Accrued profit sharing to employees and bonus to directors (Notes 2 and 20)	15,859,637	2	11,777,660	2
Payables to contractors and equipment suppliers	34,942,119	5	25,443,411	4
Accrued expenses and other current liabilities (Notes 16 and 23)	11,786,554	2	11,875,119	2
Current portion of bonds payable (Notes 15 and 23)	4,500,000	1	-	-

Total current liabilities	197,560,007	26	161,224,769	24

LONG-TERM LIABILITIES
Bonds payable (Notes 15 and 23)	-	-	4,500,000	1
Other long-term payables (Notes 16 and 23)	-	-	161,390	-

Total long-term liabilities	-	-	4,661,390	1

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 17)	3,860,459	-	3,805,044	1
Guarantee deposits (Note 27)	502,883	-	872,331	-

Total other liabilities	4,363,342	-	4,677,375	1

Total liabilities	201,923,349	26	170,563,534	26

CAPITAL STOCK - NT$10 PAR VALUE (Note 20)
Authorized: 28,050,000 thousand shares
Issued: 25,914,283 thousand shares in 2011
25,905,017 thousand shares in 2010	259,142,831	34	259,050,172	39

CAPITAL SURPLUS (Notes 2 and 20)	55,802,387	7	55,566,995	8

RETAINED EARNINGS (Note 20)
Appropriated as legal capital reserve	102,399,995	13	86,239,494	13
Appropriated as special capital reserve	6,433,874	1	1,313,047	-
Unappropriated earnings	151,443,573	20	90,567,054	14

	260,277,442	34	178,119,595	27

OTHERS (Notes 2 and 23)
Cumulative translation adjustments	(11,461,047)	(1)	(1,034,256)	-
Unrealized gain on financial instruments	187,908	-	981,878	-

	(11,273,139)	(1)	(52,378)	-

Total shareholders’ equity	563,949,521	74	492,684,384	74

TOTAL	$765,872,870	100	$663,247,918	100

The accompanying notes are an integral part of the financial statements.

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2011		2010
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 24)	$212,301,752		$196,370,319

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	1,907,979		5,560,054

NET SALES	210,393,773	100	190,810,265	100

COST OF SALES (Notes 9, 19 and 24)	113,265,613	54	98,822,613	52

GROSS PROFIT	97,128,160	46	91,987,652	48

REALIZED GROSS PROFIT FROM AFFILIATES (Note 2)	249,480	-	1,646	-

REALIZED GROSS PROFIT	97,377,640	46	91,989,298	48

OPERATING EXPENSES (Notes 19 and 24)
Research and development	15,283,607	7	12,596,905	7
General and administrative	6,029,204	3	4,809,249	2
Marketing	1,211,366	1	1,358,880	1

Total operating expenses	22,524,177	11	18,765,034	10

INCOME FROM OPERATIONS	74,853,463	35	73,224,264	38

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net (Notes 2 and 10)	2,914,860	2	2,179,835	1
Settlement income (Note 27)	433,425	-	1,278,400	1
Interest income	402,293	-	388,318	-
Foreign exchange gain, net (Note 2)	322,334	-	92,744	-
Technical service income (Note 24)	224,238	-	236,790	-
Valuation gain on financial instruments, net (Notes 2, 5 and 23)	-	-	29,739	-
Others (Notes 2 and 24)	461,096	-	169,924	-

Total non-operating income and gains	4,758,246	2	4,375,750	2

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2011		2010
	Amount	%	Amount	%

NON-OPERATING EXPENSES AND LOSSES
Valuation loss on financial instruments, net (Notes 2, 5 and 23)	$197,255	-	$-	-
Loss on disposal of property, plant and equipment (Note 2)	153,131	-	-	-
Interest expense	146,374	-	79,188	-
Casualty loss (Note 9)	-	-	194,137	-
Others	122,232	-	76,974	-

Total non-operating expenses and losses	618,992	-	350,299	-

INCOME BEFORE INCOME TAX	78,992,717	37	77,249,715	40

INCOME TAX EXPENSE (Notes 2 and 18)	6,764,610	3	3,304,682	1

NET INCOME	$72,228,107	34	$73,945,033	39

	2011		2010
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax

EARNINGS PER SHARE (NT$, Note 22)
Basic earnings per share	$3.05	$2.79	$2.98	$2.85

Diluted earnings per share	$3.05	$2.79	$2.98	$2.85

The accompanying notes are an integral part of the financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

								Others
	Capital Stock -Common Stock			Retained Earnings				Cumulative	Unrealized Gain (Loss)	Total
	Shares		Capital	Legal	Special	Unappropriated		Translation	On Financial	Shareholders’
	(In Thousands)	Amount	Surplus	Capital Reserve	Capital Reserve	Earnings	Total	Adjustments	Instruments	Equity

BALANCE, JANUARY 1, 2011	25,910,078	$259,100,787	$55,698,434	$86,239,494	$1,313,047	$178,227,030	$265,779,571	$(6,543,163)	$109,289	$574,144,918

Appropriations of prior year’s earnings
Legal capital reserve	-	-	-	16,160,501	-	(16,160,501)	-	-	-	-
Special capital reserve	-	-	-	-	5,120,827	(5,120,827)	-	-	-	-
Cash dividends to shareholders -NT$3.00 per share	-	-	-	-	-	(77,730,236)	(77,730,236)	-	-	(77,730,236)
Net income for the six months ended June 30, 2011	-	-	-	-	-	72,228,107	72,228,107	-	-	72,228,107
Adjustment arising from changes in percentage of ownership in equity method investees	-	-	14,643	-	-	-	-	-	-	14,643
Translation adjustments	-	-	-	-	-	-	-	(4,917,884)	-	(4,917,884)
Issuance of stock from exercising employee stock options	4,205	42,044	89,310	-	-	-	-	-	-	131,354
Net changes of valuation gain/loss on available-for-sale financial assets	-	-	-	-	-	-	-	-	176,970	176,970
Net change in shareholders’ equity from equity method investees	-	-	-	-	-	-	-	-	(98,351)	(98,351)

BALANCE, JUNE 30, 2011	25,914,283	$259,142,831	$55,802,387	$102,399,995	$6,433,874	$151,443,573	$260,277,442	$(11,461,047)	$187,908	$563,949,521

BALANCE, JANUARY 1, 2010	25,902,706	$259,027,066	$55,486,010	$77,317,710	$-	$104,564,972	$181,882,682	$(1,766,667)	$453,621	$495,082,712

Appropriations of prior year’s earnings
Legal capital reserve	-	-	-	8,921,784	-	(8,921,784)	-	-	-	-
Special capital reserve	-	-	-	-	1,313,047	(1,313,047)	-	-	-	-
Cash dividends to shareholders -NT$3.00 per share	-	-	-	-	-	(77,708,120)	(77,708,120)	-	-	(77,708,120)
Net income for the six months ended June 30, 2010	-	-	-	-	-	73,945,033	73,945,033	-	-	73,945,033
Adjustment arising from changes in percentage of ownership in equity method investees	-	-	711	-	-	-	-	-	-	711
Translation adjustments	-	-	-	-	-	-	-	732,411	-	732,411
Issuance of stock from exercising employee stock options	2,311	23,106	62,508	-	-	-	-	-	-	85,614
Net changes of valuation gain/loss on available-for-sale financial assets	-	-	-	-	-	-	-	-	(6,756)	(6,756)
Net change in shareholders’ equity from equity method investees	-	-	17,766	-	-	-	-	-	535,013	552,779

BALANCE, JUNE 30, 2010	25,905,017	$259,050,172	$55,566,995	$86,239,494	$1,313,047	$90,567,054	$178,119,595	$(1,034,256)	$981,878	$492,684,384

The accompanying notes are an integral part of the financial statements.

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars)

	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$72,228,107	$73,945,033
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	49,954,937	39,684,919
Realized gross profit from affiliates	(249,480)	(1,646)
Amortization of premium/discount of financial assets	7,757	8,666
Gain on disposal of available-for-sale financial assets, net	(35,151)	-
Loss on disposal of financial assets carried at cost	-	1,263
Equity in earnings of equity method investees, net	(2,914,860)	(2,179,835)
Cash dividends received from equity method investees	1,914,392	-
Loss (gain) on disposal of property, plant and equipment and other assets, net	10,251	(9,334)
Deferred income tax	336,498	(990,530)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	(25,289)	355,343
Receivables from related parties	(1,668,051)	(2,280,308)
Notes and accounts receivable	(1,546,839)	(7,377,040)
Allowance for doubtful receivables	-	92,000
Allowance for sales returns and others	(1,699,667)	(2,601,004)
Other receivables from related parties	(64,293)	33,182
Other financial assets	(5,588)	385,164
Inventories	(2,758,344)	(3,292,305)
Prepaid expenses and other current assets	284,243	(230,184)
Increase (decrease) in:
Accounts payable	(2,091,732)	492,889
Payables to related parties	811,641	1,178,788
Income tax payable	(1,032,551)	(5,276,124)
Accrued profit sharing to employees and bonus to directors	4,900,168	5,006,322
Accrued expenses and other current liabilities	(1,875,486)	(4,941,797)
Accrued pension cost	35,858	(2,132)
Deferred credits	-	(47,873)

Net cash provided by operating activities	114,516,521	91,953,457

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	(139,147,091)	(98,190,906)
Investments accounted for using equity method	(511,390)	(8,018,146)
Financial assets carried at cost	-	(480)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	1,035,151	-
Held-to-maturity financial assets	2,675,000	11,595,000

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars)

	2011	2010

Financial assets carried at cost	$-	$3,370
Property, plant and equipment and other assets	2,068,298	20,903
Increase in deferred charges	(788,025)	(585,185)
Decrease in refundable deposits	3,841,898	316,659
Increase in other assets	(22,600)	-

Net cash used in investing activities	(130,848,759)	(94,858,785)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	2,232,244	17,759,356
Decrease in guarantee deposits	(245,004)	(129,045)
Proceeds from exercise of employee stock options	131,354	85,614

Net cash provided by financing activities	2,118,594	17,715,925

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(14,213,644)	14,810,597

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	109,511,130	117,043,543

CASH AND CASH EQUIVALENTS, END OF PERIOD	$95,297,486	$131,854,140

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$221,853	$145,179

Income tax paid	$7,417,035	$9,452,574

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$133,768,114	$94,612,614
Decrease in payables to contractors and equipment suppliers	5,379,459	3,701,212
Nonmonetary exchange trade-out price	(482)	(122,920)

Cash paid	$139,147,091	$98,190,906

Disposal of property, plant and equipment and other assets	$2,905,302	$143,823
Increase in other receivables to related parties	(836,522)	-
Nonmonetary exchange trade-out price	(482)	(122,920)

Cash received	$2,068,298	$20,903

NON-CASH FINANCING ACTIVITIES
Current portion of bonds payable	$4,500,000	$-

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$897,298	$569,149

The accompanying notes are an integral part of the financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. The Company is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. Beginning in 2010, the Company also engages in the researching, developing, designing, manufacturing and selling of solid state lighting devices and related applications products and systems, and renewable energy and efficiency related technologies and products. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

As of June 30, 2011 and 2010, the Company had 30,364 and 24,882 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value due to their short term nature.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

The fair value of overseas publicly traded stock is determined using the closing prices at the end of the period. The fair value of debt securities is determined using the average of bid and asked prices at the end of the period.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectability of receivables. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

The Company’s provision was originally set at 1% of the amount of outstanding receivables. On January 1, 2011, the Company adopted the third revision of Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments: Recognition and Measurement.” One of the main revisions is that the impairment of receivables originated by the Company is subject to the provisions of SFAS No. 34. Companies are required to evaluate for indication of impairment of accounts receivable based on an individual and collective basis at the end of each reporting period. When objective evidence indicates that the estimated future cash flow of accounts receivable decreases as a result of one or more events that occurred after the initial recognition of the accounts receivable, such accounts receivable are deemed to be impaired.

Because of the Company’s short average collection period, the amount of the impairment loss recognized is the difference between the carrying amount of accounts receivable and estimated future cash flows without considering the discounting effect. Changes in the carrying amount of the allowance account are recognized as bad debt in loss which is recorded in the operating expenses - general and administrative. When accounts receivable are considered uncollectable, the amount is written off against the allowance account.

Inventories

Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.

Inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties. Gains or losses on sales between equity method investees over each of which the Company has control are deferred in proportion to the Company’s weighted-average ownership percentage in the investee which records gains or losses. In transactions between equity method investees over either or both of which the Company has no control, gains or losses on sales are deferred in proportion to the multiplication of the Company’s weighted-average ownership percentages in the investees. Such gains or losses are deferred until they are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Property, Plant and Equipment and Assets Leased to Others

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings - 10 to 20 years; machinery and equipment - 5 years; and office equipment - 3 to 5 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually, or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable. If an event occurs or circumstances change which indicate that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and patent and others. The amounts are amortized over the following periods: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 3 years; patent and others - the economic life or contract period. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expense when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery and equipment, research and development expenditures and personnel training expenditures are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.

Income tax on unappropriated earnings at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment.” The Company did not grant or modify any employee stock options since January 1, 2008.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectability is reasonably assured. Provisions for estimated sales returns and other allowances are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

3.	ACCOUNTING CHANGES

On January 1, 2011, the Company prospectively adopted the newly revised Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments: Recognition and Measurement.” The main revisions include (1) finance lease receivables are now covered by SFAS No. 34; (2) the scope of the applicability of SFAS No. 34 to insurance contracts is amended; (3) loans and receivables originated by the Company are now covered by SFAS No. 34; (4) additional guidelines on impairment testing of financial assets carried at amortized cost when the debtor has financial difficulties and the terms of obligations have been modified; and (5) accounting treatment by a debtor for modifications in the terms of obligations. This accounting change did not have a significant effect on the Company’s financial statements as of and for the period ended June 30, 2011.

On January 1, 2011, the Company adopted the newly issued SFAS No. 41, “Operating Segments.” The statement requires identification and disclosure of operating segments on the basis of how the Company’s chief operating decision maker regularly reviews information in order to allocate resources and assess performance. This statement supersedes SFAS No. 20, “Segment Reporting.” The Company conformed to the disclosure requirements as of and for the six months ended June 30, 2011. The information for the six months ended June 30, 2010 has been recast to reflect the new segment reporting requirement.

4.	CASH AND CASH EQUIVALENTS

	000000000000	000000000000
	June 30
	2011	2010

Cash and deposits in banks	$91,164,818	$129,953,580
Repurchase agreements collateralized by government bonds	4,132,668	1,900,560

	$95,297,486	$131,854,140

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	00000000	00000000
	June 30
	2011	2010

Trading financial assets

Cross currency swap contracts	$17,455	$378

Trading financial liabilities
	$-	$13,893
Forward exchange contracts	-	160,085

Cross currency swap contracts
	$-	$173,978

The Company entered into derivative contracts during the six months ended June 30, 2011 and 2010 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.

Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Thousands)
June 30, 2010

Sell EUR/Buy NT$	July 2010	EUR14,000/NT$549,304
Sell US$/Buy NT$	July 2010	US$40,000/NT$1,277,000

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

June 30, 2011

July 2011	US$128,000/NT$3,699,250	0.46%-1.01%	0.00%-0.00%

June 30, 2010

July 2010 to August 2010	US$615,000/NT$19,689,710	0.41%-0.67%	0.00%-0.00%

For the six months ended June 30, 2011 and 2010, changes in fair value related to derivative financial instruments recognized in earnings was a net loss of NT$197,255 thousand and a net gain of NT$29,739 thousand, respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	000000000	000000000
	June 30
	2011	2010

Overseas publicly traded stock	$4,171,309	$-
Corporate bonds	-	1,039,916

	4,171,309	1,039,916
Current portion	(4,171,309)	-

	$-	$1,039,916

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	0000000000	0000000000
	June 30
	2011	2010

Corporate bonds	$3,519,530	$9,560,232
Structured time deposits	-	1,000,000

	3,519,530	10,560,232
Current portion	(2,114,955)	(7,031,587)

	$1,404,575	$3,528,645

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	0000000000	0000000000	0000000000	0000000000
	Principal Amount	Interest Receivable	Range of Interest Rates	Maturity Date
June 30, 2010

Callable domestic deposits	$1,000,000	$819	0.36%	July 2010

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS

Movements of the allowance for doubtful receivables were as follows:

	000000000	000000000
	Six Months Ended June 30
	2011	2010

Balance, beginning of period	$488,000	$431,000
Provision	-	92,000

Balance, end of period	$488,000	$523,000

Movements of the allowance for sales returns and others were as follows:

	0000000000	0000000000
	Six Months Ended June 30
	2011	2010

Balance, beginning of period	$7,341,444	$8,583,632
Provision	1,907,979	5,560,054
Write-off	(3,607,646)	(8,161,058)

Balance, end of period	$5,641,777	$5,982,628

9.	INVENTORIES

	00000000000	00000000000
	June 30
	2011	2010

Finished goods	$6,952,784	$2,266,830
Work in process	17,713,682	16,884,693
Raw materials	2,221,347	1,953,960
Supplies and spare parts	1,516,879	1,017,038

	$28,404,692	$22,122,521

Write-down of inventories to net realizable value in the amount of NT$258,871 thousand and NT$47,183 thousand, respectively, were included in the cost of sales for the six months ended June 30, 2011 and 2010. Inventories losses related to earthquake in the amount of NT$194,137 thousand were classified under non-operating expenses and losses for the six months ended June 30, 2010.

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	00000000000	00000000000	00000000000	00000000000
	June 30
	2011		2010
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship

TSMC Global Ltd. (TSMC Global)	$41,617,880	100	$46,004,067	100
TSMC Partners, Ltd. (TSMC Partners)	32,657,501	100	34,361,272	100
Vanguard International Semiconductor Corporation (VIS)	9,110,898	38	9,233,879	38
Motech Industries Inc. (Motech)	6,132,395	20	6,225,880	20
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	5,519,534	39	6,727,380	39
TSMC China Company Limited (TSMC China)	5,198,868	100	3,134,321	100
TSMC North America	2,830,777	100	2,800,334	100
VentureTech Alliance Fund III, L.P. (VTAF III)	2,587,484	99	2,890,551	99
Xintec Inc. (Xintec)	1,596,809	41	1,576,835	41
Global UniChip Corporation (GUC)	1,064,925	35	1,000,709	35
VentureTech Alliance Fund II, L.P. (VTAF II)	1,015,748	98	1,128,923	98
TSMC Solar Europe B.V. (TSMC Solar Europe)	391,148	100	-	-
Emerging Alliance Fund, L.P. (Emerging Alliance)	277,059	99	315,832	99
TSMC Europe B.V. (TSMC Europe)	201,892	100	156,985	100
TSMC Japan Limited (TSMC Japan)	146,863	100	146,335	100
TSMC Solar North America, Inc. (TSMC Solar NA)	83,704	100	-	-
TSMC Korea Limited (TSMC Korea)	22,622	100	19,224	100
TSMC Lighting North America, Inc. (TSMC Lighting NA)	2,872	100	-	-

	$110,458,979		$115,722,527

For the renewable energy and efficiency related businesses development, the Company established wholly-owned subsidiaries, TSMC Solar NA, TSMC Solar Europe and TSMC Lighting NA, in the third quarter of 2010. In addition, the Company will transfer solar and solid state lighting businesses to its wholly-owned, newly incorporated subsidiaries as part of the strategic planning in the third quarter of 2011.

For the year ended December 31, 2010, the Company increased its investment in VTAF III for the amount of NT$1,862,278 thousand, and the Company’s percentage of ownership in VTAF III increased from 98% to 99%.

In February 2010, the Company subscribed to 75,316 thousand shares of Motech through a private placement for NT$6,228,661 thousand; after the subscription, the Company’s percentage of ownership in Motech was 20%. Transfer of the aforementioned common shares within three years is prohibited according to the related regulations.

For the six months ended June 30, 2011 and 2010, equity in earnings of equity method investees was a net gain of NT$2,914,860 thousand and NT$2,179,835 thousand, respectively. Related equity in earnings/losses of equity method investees were determined based on the audited financial statements, except those of TSMC Solar Europe, Emerging Alliance, TSMC Europe, TSMC Japan, TSMC Solar NA, TSMC Korea and TSMC Lighting NA for the six months ended June 30, 2011 and those of Emerging Alliance, TSMC Europe, TSMC Japan and TSMC Korea for the six months ended June 30, 2010. The Company believes that, had the aforementioned equity method investees’ financial statements been audited, any adjustments arising would have no material effect on the Company’s financial statements.

As of June 30, 2011 and 2010, the quoted market price of publicly traded stocks in unrestricted investments accounted for using the equity method (VIS and GUC) were NT$14,691,013 thousand and NT$13,692,207 thousand, respectively.

Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Six Months Ended June 30
	2011	2010

Balance, beginning of period	$2,504,496	$1,429,118
Additions	-	2,055,660
Amortizations	(476,809)	(472,501)

Balance, end of period	$2,027,687	$3,012,277

Movements of the difference allocated to goodwill were as follows:

	Six Months Ended June 30
	2011	2010

Balance, beginning of period	$1,415,565	$1,061,885
Additions	-	353,680

Balance, end of period	$1,415,565	$1,415,565

11.	FINANCIAL ASSETS CARRIED AT COST

	00000000	00000000
	June 30
	2011	2010

Non-publicly traded stocks	$338,584	$338,584
Mutual funds	159,251	159,251

	$497,835	$497,835

12.	PROPERTY, PLANT AND EQUIPMENT

	00000000000000	00000000000000	00000000000000	00000000000000	00000000000000
	Six Months Ended June 30, 2011
	Balance, Beginning of Period	Additions	Disposals	Reclassification	Balance, End of Period

Cost
Buildings	$128,646,942	$18,154,973	$(11,175)	$-	$146,790,740
Machinery and equipment	852,733,592	98,688,934	(1,119,442)	(27,667)	950,275,417
Office equipment	11,730,537	1,424,494	(239,066)	-	12,915,965

	993,111,071	$118,268,401	$(1,369,683)	$(27,667)	1,109,982,122

Accumulated depreciation
Buildings	81,347,877	$4,360,111	$(9,762)	$-	85,698,226
Machinery and equipment	616,495,207	44,015,931	(1,079,340)	(15,678)	659,416,120
Office equipment	8,762,361	547,690	(239,066)	-	9,070,985

	706,605,445	$48,923,732	$(1,328,168)	$(15,678)	754,185,331

Advance payments and construction in progress	80,348,673	$15,499,713	$(2,802,779)	$-	93,045,607

	$366,854,299				$448,842,398

	Six Months Ended June 30, 2010
	Balance, Beginning of Period	Additions	Disposals	Reclassification	Balance, End of Period

Cost
Buildings	$124,522,047	$2,065,029	$(95)	$-	$126,586,981
Machinery and equipment	713,426,126	89,052,436	(479,621)	139,842	802,138,783
Office equipment	10,781,099	894,165	(272,229)	(442)	11,402,593

	848,729,272	$92,011,630	$(751,945)	$139,400	940,128,357

Accumulated depreciation
Buildings	73,525,160	$4,059,404	$(95)	$-	77,584,469
Machinery and equipment	545,693,910	34,213,131	(479,621)	139,842	579,567,262
Office equipment	8,545,253	437,074	(272,229)	(442)	8,709,656

	627,764,323	$38,709,609	$(751,945)	$139,400	665,861,387

Advance payments and construction in progress	33,786,577	$2,600,984	$-	$-	36,387,561

	$254,751,526				$310,654,531

No interest was capitalized during the six months ended June 30, 2011 and 2010.

13.	DEFERRED CHARGES, NET

	0000000000	0000000000	0000000000	0000000000
	Six Months Ended June 30, 2011
	Balance, Beginning of Period	Additions	Amortization	Balance, End of Period

Technology license fees	$2,277,832	$-	$(334,985)	$1,942,847
Software and system design costs	2,075,935	672,362	(507,499)	2,240,798
Patent and others	1,102,660	115,663	(185,393)	1,032,930

	$5,456,427	$788,025	$(1,027,877)	$5,216,575

	Six Months Ended June 30, 2010
	Balance, Beginning of Period	Additions	Amortization	Balance, End of Period

Technology license fees	$2,979,801	$-	$(366,983)	$2,612,818
Software and system design costs	1,646,973	585,185	(425,060)	1,807,098
Patent and others	1,264,911	-	(180,399)	1,084,512

	$5,891,685	$585,185	$(972,442)	$5,504,428

14.	SHORT-TERM LOANS

	0000000000	0000000000
	June 30
Unsecured loans:	2011	2010
US$922,000 thousand and EUR158,350 thousand, due in July 2011, and annual interest at 0.35%-1.53% in 2011; US$550,200 thousand, due in July 2010, and annual interest at 0.51%-0.75% in 2010	$33,140,881	$17,759,356

15.	BONDS PAYABLE

	0000000000	0000000000
	June 30
	2011	2010

Domestic unsecured bonds:
Issued in January 2002 and repayable in January 2012, 3.00% interest payable annually	$4,500,000	$4,500,000
Current portion	(4,500,000)	-

	$-	$4,500,000

16.	OTHER LONG-TERM PAYABLES

The Company’s other long-term payables mainly resulted from license agreements for certain semiconductor-related patents.

As of June 30, 2011, future payments for other long-term payables (classified under accrued expenses and other current liabilities) due within one year amounted to NT$897,298 thousand.

17.	PENSION PLANS

The pension mechanism under the Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts and recognized pension costs of NT$555,524 thousand and NT$408,072 thousand for the six months ended June 30, 2011 and 2010, respectively.

The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund), which is administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. The Company recognized pension costs of NT$150,832 thousand and NT$118,159 thousand for the six months ended June 30, 2011 and 2010, respectively.

Movements of the Fund and accrued pension cost under the defined benefit plan were summarized as follows:

	Six Months Ended June 30
	2011	2010

The Fund
Balance, beginning of period	$2,835,231	$2,595,717
Contributions	116,010	112,906
Interest	27,083	41,105
Payments	(3,833)	(7,690)

Balance, end of period	$2,974,491	$2,742,038

Accrued pension cost
Balance, beginning of period	$3,824,601	$3,807,176
Accruals (payments)	35,858	(2,132)

Balance, end of period	$3,860,459	$3,805,044

18.	INCOME TAX

a.	A reconciliation of income tax expense based on “income before income tax” at the statutory rate and income tax currently payable was as follows:

	Six Months Ended June 30
	2011	2010

Income tax expense based on “income before income tax” at statutory rate (17%)	$13,428,762	$13,132,452
Tax effect of the following:
Tax-exempt income	(7,114,959)	(7,108,909)
Temporary and permanent differences	(1,064,087)	(405,323)
Additional income tax under the Alterative Minimum Tax Act	102,078	-
Additional tax at 10% on unappropriated earnings	6,259,344	127,489
Income tax credits used	(5,754,530)	(2,441,073)

Income tax currently payable	$5,856,608	$3,304,636

b.	Income tax expense consisted of the following:

	Six Months Ended June 30
	2011	2010

Income tax currently payable	$5,856,608	$3,304,636
Income tax adjustments on prior years	464,078	980,428
Other income tax adjustments	107,426	10,148
Net change in deferred income tax assets
Investment tax credits	2,877,767	(4,859,385)
Temporary differences	342,984	69,029
Valuation allowance	(2,884,253)	3,799,826

Income tax expense	$6,764,610	$3,304,682

c.	Net deferred income tax assets consisted of the following:

	June 30
	2011	2010

Current deferred income tax assets
Investment tax credits	$504,814	$2,512,000
Temporary differences
Allowance for sales returns and others	479,551	520,488
Unrealized gain/loss on financial instruments	44,719	-
Others	23,952	184,465

	$1,053,036	$3,216,953

Noncurrent deferred income tax assets
Investment tax credits	$18,592,633	$17,079,126
Temporary differences
Depreciation	1,843,188	2,026,861
Others	188,179	93,801
Valuation allowance	(9,768,509)	(9,599,158)

	$10,855,491	$9,600,630

Effective in June 2010, the Article 5 of the Income Tax Law of the Republic of China was amended, in which the income tax rate of profit-seeking enterprises would be reduced from 20% to 17%. The last amended income tax rate of 17% is retroactively applied on January 1, 2010. The Company recalculated its deferred tax assets in accordance with the new amended Article and adjusted the resulting difference as an income tax expense in 2010. Furthermore, due to the reduced corporate income tax rate, the Company anticipated a decrease in future tax credits allowed for deduction, therefore resulting in higher adjustment to the valuation allowance balance.

Under Article 10 of the Statute for Industrial Innovation (SII) legislated and effective in May 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the period in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that period. This incentive is retroactive to January 1, 2010 and effective until December 31, 2019.

d.	Integrated income tax information:

The balance of the imputation credit account as of June 30, 2011 and 2010 was NT$8,826,775 thousand and NT$10,284,010 thousand, respectively.

The estimated and actual creditable ratios for distribution of earnings of 2010 and 2009 were 4.95% and 9.85%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

e.	All earnings generated prior to December 31, 1997 have been appropriated.

f.	As of June 30, 2011, investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$3,212,912	$292,677	2012
		6,521,334	6,521,334	2013
		7,004,056	7,004,056	2014
		267,796	267,796	2015

		$17,006,098	$14,085,863

Statute for Upgrading Industries	Research and development expenditures	$1,772,824	$-	2012
		4,994,463	4,994,463	2013

		$6,767,287	$4,994,463

Statute for Upgrading Industries	Personnel training expenditures	$17,391	$-	2012
		17,121	17,121	2013

		$34,512	$17,121

Statute for Industrial Innovation	Research and development expenditures	$1,044,080	$-	2011

g.	The profits generated from the following projects are exempt from income tax for a five-year period:

Tax-exemption Period

Construction and expansion of 2003	2007 to 2011
Construction and expansion of 2004	2008 to 2012
Construction and expansion of 2005	2010 to 2014

h.	The tax authorities have examined income tax returns of the Company through 2008. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

19.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Six Months Ended June 30, 2011
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total

Labor cost
Salary and bonus	$12,307,288	$8,604,243	$20,911,531
Labor and health insurance	622,318	348,469	970,787
Pension	452,941	253,415	706,356
Meal	328,234	134,064	462,298
Welfare	117,756	67,701	185,457
Others	28,121	16,350	44,471

	$13,856,658	$9,424,242	$23,280,900

Depreciation	$45,678,813	$3,238,520	$48,917,333

Amortization	$653,237	$374,640	$1,027,877

	Six Months Ended June 30, 2010
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total

Labor cost
Salary and bonus	$11,079,255	$8,196,609	$19,275,864
Labor and health insurance	405,536	236,761	642,297
Pension	332,212	194,019	526,231
Meal	254,042	106,506	360,548
Welfare	101,229	60,505	161,734
Others	33,161	7,935	41,096

	$12,205,435	$8,802,335	$21,007,770

Depreciation	$36,299,789	$2,401,688	$38,701,477

Amortization	$627,488	$344,954	$972,442

20.	SHAREHOLDERS’ EQUITY

As of June 30, 2011, 1,093,731 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs was 5,468,654 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of the Company’s paid-in capital. In addition, the capital surplus from long-term investments may not be used for any purpose.

Capital surplus consisted of the following:

	June 30
	2011	2010

Additional paid-in capital	$23,718,218	$23,520,313
From merger	22,805,390	22,805,390
From convertible bonds	8,893,190	8,893,190
From long-term investments	385,534	348,047
Donations	55	55

	$55,802,387	$55,566,995

The Company’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:

a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals the Company’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.

Bonus to directors and profit sharing to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors. The Company may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

The Company accrued profit sharing to employees based on certain percentage of net income during the period, which amounted to NT$4,873,630 thousand and NT$4,988,630 thousand for the six months ended June 2011 and 2010, respectively. Bonuses to directors were accrued based on estimated amount of payment. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

The Company no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the Company’s paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2010 and 2009 had been approved in the shareholders’ meeting held on June 9, 2011 and June 15, 2010, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2010	Year 2009	Year 2010	Year 2009

Legal capital reserve	$16,160,501	$8,921,784
Special capital reserve	5,120,827	1,313,047
Cash dividends to shareholders	77,730,236	77,708,120	$3.00	$3.00

	$99,011,564	$87,942,951

TSMC’s profit sharing to employees to be paid in cash and bonus to directors in the amounts of NT$10,908,338 thousand and NT$51,131 thousand for 2010, respectively, and profit sharing to employees to be paid in cash and bonus to directors in the amounts of NT$6,691,338 thousand and NT$67,692 thousand for 2009, respectively, had been approved in the shareholders’ meeting held on June 9, 2011 and June 15, 2010, respectively. The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 15, 2011 and February 9, 2010 and same amount had been charged against earnings of 2010 and 2009, respectively.

The information about the appropriations of profit sharing to employees and bonus to directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.

21.	STOCK-BASED COMPENSATION PLANS

The Company’s Employee Stock Option Plans, consisting of the 2004 Plan, 2003 Plan and 2002 Plan, were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2004 Plan, 2003 Plan and 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercised. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of June 30, 2011.

Information about outstanding options for the six months ended June 30, 2011 and 2010 was as follows:

	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

Six months ended June 30, 2011

Balance, beginning of period	21,437	$31.4
Options exercised	(4,205)	31.2

Balance, end of period	17,232	31.6

Six months ended June 30, 2010

Balance, beginning of period	28,810	$33.5
Options exercised	(2,311)	37.1

Balance, end of period	26,499	33.1

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings in accordance with the plans.

As of June 30, 2011, information about outstanding options was as follows:

	Options Outstanding
Range of Exercise Price	Number of Options	Weighted-average Remaining Contractual Life	Weighted-average Exercise Price
(NT$)	(In Thousands)	(Years)	(NT$)

$20.9-$29.3	13,183	1.74	$27.3
38.0- 50.1	4,049	3.43	45.7

	17,232	2.13	31.6

As of June 30, 2011, all of the above outstanding options were exercisable.

No compensation cost was recognized under the intrinsic value method for the six months ended June 30, 2011 and 2010. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions at the various grant dates and pro forma results of the Company for the six months ended June 30, 2011 and 2010 would have been as follows:

Assumptions:
Expected dividend yield	1.00%-3.44%
Expected volatility	43.77%-46.15%
Risk free interest rate	3.07%-3.85%
Expected life	5 years

	Six Months Ended June 30
	2011	2010
Net income:
Net income as reported	$ 72,228,107	$ 73,945,033
Pro forma net income	72,182,896	73,996,839

Earnings per share (EPS) - after income tax (NT$):
Basic EPS as reported	$2.79	$2.85
Pro forma basic EPS	2.79	2.86
Diluted EPS as reported	2.79	2.85
Pro forma diluted EPS	2.78	2.86

22.	EARNINGS PER SHARE

EPS is computed as follows:

	0000000000	0000000000	0000000000	0000000000	0000000000
			Number of	EPS (NT$)
	Amounts (Numerator)		Shares (Denominator) (In Thousands)	Before	After
	Before Income Tax	After Income Tax		Income Tax	Income Tax

Six months ended June 30, 2011

Basic EPS
Earnings available to common shareholders	$78,992,717	$72,228,107	25,913,396	$3.05	$2.79

Effect of dilutive potential common shares	-	-	10,331

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$78,992,717	$72,228,107	25,923,727	$3.05	$2.79

Six months ended June 30, 2010

Basic EPS
Earnings available to common shareholders	$77,249,715	$73,945,033	25,904,196	$2.98	$2.85

Effect of dilutive potential common shares	-	-	12,245

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$77,249,715	$73,945,033	25,916,441	$2.98	$2.85

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of profit sharing to employees are resolved in the shareholders’ meeting in the following year.

The average number of shares outstanding for EPS calculation has been considered for the effect of retrospective adjustments. This adjustment caused each of the basic and diluted after income tax EPS for the six months ended June 30, 2010 to remain at NT$2.85.

23.	DISCLOSURES FOR FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	0000000000	0000000000	0000000000	0000000000
	June 30
	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Assets

Financial assets at fair value through profit or loss	$17,455	$17,455	$378	$378
Available-for-sale financial assets	4,171,309	4,171,309	1,039,916	1,039,916
Held-to-maturity financial assets	3,519,530	3,554,538	10,560,232	10,668,153
Financial assets carried at cost	497,835	-	497,835	-

Liabilities

Financial liabilities at fair value through profit or loss	-	-	173,978	173,978
Bonds payable (including current portion)	4,500,000	4,528,220	4,500,000	4,556,853
Other long-term payables (including current portion)	897,298	897,298	730,539	730,539

b.	Methods and assumptions used in the estimation of fair values of financial instruments

1)

The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, short-term loans, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives and structured time deposits, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)

The fair values of those derivatives and structured time deposits are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Financial assets carried at cost have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

5)	Fair value of bonds payable was based on their quoted market price.

6)	Fair value of other long-term payables was based on the present value of expected cash flows, which approximates their carrying amount.

c.

The changes in fair value of derivatives contracts for the six months ended June 30, 2011 and 2010 estimated using valuation techniques were recognized as a net gain of NT$17,455 thousand and a net loss of NT$173,600 thousand, respectively.

d.

As of June 30, 2011 and 2010, financial assets exposed to fair value interest rate risk were NT$3,536,985 thousand and NT$11,600,526 thousand, respectively, financial liabilities exposed to fair value interest rate risk were NT$37,640,881 thousand and NT$22,433,334 thousand, respectively.

e.	Movements of the unrealized gains or losses on financial instruments for the six months ended June 30, 2011 and 2010 were as follows:

	0000000000	0000000000	0000000000
	Six Months Ended June 30, 2011
	From Available- for-sale Financial Assets	Equity- method Investments	Total

Balance, beginning of period	$(395,306)	$504,595	$109,289
Recognized directly in shareholders’ equity	212,121	(98,351)	113,770
Removed from shareholders’ equity and recognized in earnings	(35,151)	-	(35,151)

Balance, end of period	$(218,336)	$406,244	$187,908

	Six Months Ended June 30, 2010
	From Available- for-sale Financial Assets	Equity- method Investments	Total

Balance, beginning of period	$46,672	$406,949	$453,621
Recognized directly in shareholders’ equity	(6,756)	535,013	528,257

Balance, end of period	$39,916	$941,962	$981,878

f.	Information about financial risks

1)

Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the market exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market exchange rate risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities and overseas publicly traded stock; therefore, the fluctuations in market interest rates and market price will result in changes in fair values of these debt securities.

2)

Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The Company evaluated whether the financial instruments for any possible counter-party or third-parties are reputable financial institutions, business enterprises, and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk was not significant.

3)

Liquidity risk. The Company has sufficient operating capital and bank facilities to meet cash needs upon settlement of derivative financial instruments and bonds payable. Therefore, the liquidity risk is low.

4)

Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

24.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a.	Subsidiaries

TSMC North America

TSMC China

TSMC Europe

TSMC Japan

b.	Investees

GUC (with a controlling financial interest)

Xintec (with a controlling financial interest)

VIS (accounted for using equity method)

SSMC (accounted for using equity method)

Motech (accounted for using equity method)

c.	Indirect subsidiaries

WaferTech, LLC (WaferTech)

TSMC Technology, Inc. (TSMC Technology)

TSMC Design Technology Canada Inc. (TSMC Canada)

d.	Indirect investee

VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method.

e.	Others

Related parties over which the Company has control or exercises significant influence but with which the Company had no material transactions.

Transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	000000000000	000000000000	000000000000	000000000000
	2011		2010
	Amount	%	Amount	%
For the six months ended June 30

Sales
TSMC North America	$115,627,277	54	$102,705,311	52
Others	1,474,631	1	1,051,606	1

	$117,101,908	55	$103,756,917	53

Purchases
TSMC China	$4,935,280	19	$3,691,579	16
WaferTech	3,763,210	15	3,743,351	17
VIS	2,829,238	11	2,094,567	9
SSMC	1,994,243	8	2,211,401	10
Others	124,673	-	-	-

	$13,646,644	53	$11,740,898	52

	000000000	000000000	000000000	000000000
	2011		2010
	Amount	%	Amount	%

Manufacturing expenses
Xintec (rent and outsourcing)	$177,596	-	$113,104	-
VisEra (outsourcing)	8,111	-	11,625	-
VIS (rent)	5,902	-	-	-

	$191,609	-	$124,729	-

Marketing expenses - commission
TSMC Europe	$189,792	16	$206,214	15
TSMC Japan	130,927	11	128,234	9
TSMC China	31,876	2	25,404	2
Others	11,287	1	10,139	1

	$363,882	30	$369,991	27

Research and development expenses
TSMC Technology (primarily consulting fee)	$252,450	2	$289,788	2
TSMC Canada (primarily consulting fee)	88,283	1	95,047	1
VIS (primarily rent)	1,984	-	5,291	-
Others	41,493	-	17,349	-

	$384,210	3	$407,475	3

Sales of property, plant and equipment and other assets
TSMC China	$2,427,178	84	$11,224	8
WaferTech	72,880	2	9,655	7
VIS	36,008	1	15,940	11
Others	253	-	-	-

	$2,536,319	87	$36,819	26

Purchases of property, plant and equipment
TSMC China	$70,491	-	$63,525	-
VIS	-	-	15,865	-
WaferTech	-	-	9,624	-

	$70,491	-	$89,014	-

Non-operating income and gains
VIS (primarily technical service income)	$124,055	3	$158,021	4
TSMC China	96,138	2	36,232	1
SSMC (primarily technical service income)	94,255	2	96,783	2
VisEra (rent)	700	-	-	-
Others	1,516	-	9,643	-

	$316,664	7	$300,679	7

	0000000000	0000000000	0000000000	0000000000
	2011		2010
	Amount	%	Amount	%
As of June 30

Receivables
TSMC North America	$27,063,064	99	$24,563,831	99
Others	338,961	1	258,250	1

	$27,402,025	100	$24,822,081	100

Other receivables
TSMC China	$1,979,030	61	$13,836	2
VIS	512,256	16	378,802	60
Motech	436,600	14	67,785	11
GUC	142,943	4	93,255	15
SSMC	47,445	1	49,217	8
Others	113,283	4	31,379	4

	$3,231,557	100	$634,274	100

Payables
VIS	$1,087,485	32	$853,331	27
TSMC China	955,093	28	899,850	28
WaferTech	620,389	18	750,706	23
SSMC	440,314	13	447,822	14
Others	282,810	9	266,421	8

	$3,386,091	100	$3,218,130	100

Other assets
TSMC China	$10,347	1	$13,887	3

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

The Company leased certain buildings, facilities, and machinery and equipment from Xintec. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under manufacturing expenses.

The Company leased certain office space and facilities from VIS. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under research and development expenses and manufacturing expenses.

The Company leased certain machinery and equipment to VisEra. The lease terms and prices were determined in accordance with mutual agreements. The rental income was received monthly and the related income was classified under non-operating income and gains.

The Company deferred the disposal losses (classified under other assets) derived from sales of property, plant and equipment to TSMC China, and then recognized such losses (classified under non-operating gains and losses) over the depreciable lives of the disposed assets.

25.	PLEDGED OR MORTGAGED ASSETS

As of June 30, 2011, the Company had no assets set aside as collateral. As of June 30, 2010, the Company had pledged time deposits of NT$352,354 thousand (classified as other financial assets) as collateral for land lease agreements and customs duty guarantee.

26.	SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land from the Science Park Administration. These operating leases expire on various dates from July 2011 to July 2030 and can be renewed upon expiration.

As of June 30, 2011, future lease payments were as follows:

Year	Amount

2011 (3rd and 4th quarter)	$217,054
2012	432,058
2013	402,265
2014	387,921
2015	377,600
2016 and thereafter	3,229,413

$5,046,311

27.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

Significant commitments and contingencies of the Company as of June 30, 2011, excluding those disclosed in other notes, were as follows:

a.

Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by the Company can use up to 35% of the Company’s capacity if the Company’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.

Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of June 30, 2011, the Company had a total of US$15,317 thousand of guarantee deposits.

c.

Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. The Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. The Company and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

d.

In August 2006, TSMC filed a lawsuit against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referred to as “SMIC”) in the Superior Court of California for Alameda County for breach of a 2005 agreement that settled an earlier trade secret misappropriation and patent infringement litigation between the parties, as well as for trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against TSMC in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. On June 10, 2009, the Beijing People’s High Court ruled in favor of TSMC and dismissed SMIC’s lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC’s trade secrets. TSMC has subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement, and, conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of Semiconductor Manufacturing International Corporation and a three-year warrant to purchase 695,914,030 common shares (subject to adjustment) of Semiconductor Manufacturing International Corporation at HK$1.30 per share (subject to adjustment). TSMC has received the approval from the Investment Commission of Ministry of Economic Affairs and acquired the above mentioned common shares in July 2010 and obtained the subsequent cash settlement income in accordance with the agreement.

e.

In June 2010, Keranos, LLC. filed a lawsuit in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents are invalid. The outcome of these two litigations cannot be determined at this time.

f.

In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of allegedly infringing six U.S. patents. This litigation is in its very early stages and therefore the outcome of the case cannot be determined at this time.

28.	OTHERS

The significant financial assets and liabilities denominated in foreign currencies were as follows:

	June 30
	2011		2010
	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Foreign Currencies (In Thousands)	Exchange Rate (Note)
Financial assets

Monetary items
USD	$1,934,278	28.769	$1,783,913	32.278
EUR	130,392	41.78	53,210	39.51
JPY	37,532,002	0.3584	24,688,575	0.3651
Non-monetary items
HKD	1,127,381	3.70	-	-

(Continued)

	June 30
	2011		2010
	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Foreign Currencies (In Thousands)	Exchange Rate (Note)

Investments accounted for using equity method
USD	$2,999,310	28.769	$2,903,769	32.278
EUR	14,194	41.78	3,973	39.51
JPY	409,773	0.3584	400,809	0.3651
RMB	1,175,368	4.45	660,674	4.76

Financial liabilities

Monetary items
USD	1,783,553	28.769	1,228,202	32.278
EUR	214,283	41.78	86,533	39.51
JPY	38,261,549	0.3584	25,225,309	0.3651

(Concluded)

Note: Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

29.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for the Company and its investees:

a.	Financing provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 2 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

i.	Names, locations, and related information of investees over which the Company exercises significant influence: Please see Table 7 attached;

j.	Information about derivatives of investees over which the Company has a controlling interest:

Do not meet the criteria for hedge accounting

TSMC China entered into forward exchange contracts during the six months ended June 30, 2011 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of June 30, 2011 consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

Sell EUR/Buy US$	July 2011	EUR3,530/US$5,090
Sell US$/Buy JPY	July 2011	US$9,606/JPY775,330
Sell US$/Buy EUR	July 2011	US$1,317/EUR928
Sell RMB/Buy US$	July 2011	RMB161,658/US$25,000

For the six months ended June 30, 2011, net losses arising from forward exchange contracts of TSMC China amounted to NT$54,832 thousand.

Xintec entered into forward exchange contracts during the six months ended June 30, 2011 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of June 30, 2011 consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

Sell US$/Buy NT$	July 2011 to August 2011	US$	17,750/NT$509,851

For the six months ended June 30, 2011, net gains arising from forward exchange contracts of Xintec amounted to NT$12,677 thousand.

TSMC Partners entered into forward exchange contracts during the six months ended June 30, 2011 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of June 30, 2011 consisted of the following:

		Contract Amount
	Maturity Date	(In Thousands)

Sell RMB/Buy US$	July 2011	RMB2,052,534/US$	317,000

For the six months ended June 30, 2011, net losses arising from forward exchange contracts of TSMC Partners amounted to NT$41,219 thousand.

Meet the criteria for hedge accounting

Xintec monitors and manages the financial risk through the analysis of business environment and evaluation of entity’s financial risks. Further, Xintec seeks to reduce the effects of future cash flow related interest rate exposures by primarily using derivative financial instruments.

Xintec is exposed to interest rate risk because its long-term bank loans bear floating interest rates. Accordingly, Xintec enters into interest rate swap contract to hedge such a cash flow interest rate risk. As of June 30, 2011, the outstanding interest rate swap contract of Xintec consisted of the following:

Hedged Item	Hedging Financial Instrument	Fair Value June 30, 2011	Expected Cash Flow Generated Period	Expected Timing for the Recognition of Gains or Losses from Hedge

Long-term bank loans	Interest rate swap contract	$(448)	2011 to 2012	2011 to 2012

For the six months ended June 30, 2011, the adjustment for current period to shareholders’ equity amounted to a loss of NT$51 thousand for the above Xintec’s interest rate swap contract. The amount removed from shareholders’ equity and recognized as a loss amounted to NT$417 thousand.

k.	Information on investment in Mainland China

1)

The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 8 attached.

2)

Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Note 24.

30.	OPERATING SEGMENTS INFORMATION

The Company has provided the operating segments disclosure in the consolidated financial statements.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Investees

FINANCINGS PROVIDED

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Name	Financial statement Account	Counter-party	Financing Limit for Each Borrowing Company	Maximum Balance for the Period (US$ in Thousands)		Ending Balance (US$ in Thousands)		Interest Rate	Reason for Financing	Allowance for Bad Debt	Collateral		Transaction Amounts	Financing Company’s Financing Amount Limits (Note 2)
												Item	Value

1	TSMC Partners	Long-term receivables from related parties	TSMC China	(Note 1)	$ (US$	7,175,000 250,000)	$ (US$	7,175,000 250,000)	0.25%-0.26%	Purchase equipment	$-	-	$-	$-	$32,657,501

Note 1:

The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Partners. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. While offshore subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC will not subjected to this restriction.

Note 2:	The total amount available for lending purpose shall not exceed the net worth of TSMC Partners.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Investees

MARKETABLE SECURITIES HELD

JUNE 30, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

TSMC	Corporate bond
	Nan Ya Plastics Corporation	-	Held-to-maturity financial assets	-		$1,303,484	N/A		$1,334,550
	Taiwan Power Company	-	”	-		860,303	N/A		861,061
	Formosa Plastics Corporation	-	”	-		575,212	N/A		577,236
	Formosa Petrochemical Corporation	-	”	-		475,445	N/A		476,512
	China Steel Corporation	-	”	-		305,086	N/A		305,179

	Stock
	Semiconductor Manufacturing International Corporation	-	Available-for-sale financial assets	1,789,493		4,171,309	7		4,171,309
	TSMC Global	Subsidiary	Investments accounted for using equity method	1		41,617,880	100		41,617,880
	TSMC Partners	Subsidiary	”	988,268		32,657,501	100		32,657,501
	VIS	Investee accounted for using equity method	”	628,223		9,110,898	38		9,391,941
	Motech	Investee accounted for using equity method	”	76,069		6,132,395	20		4,245,447
	SSMC	Investee accounted for using equity method	”	314		5,519,534	39		5,239,884
	TSMC North America	Subsidiary	”	11,000		2,830,777	100		2,830,777
	Xintec	Investee with a controlling financial interest	”	93,081		1,596,809	41		1,596,809
	GUC	Investee with a controlling financial interest	”	46,688		1,064,925	35		5,299,072
	TSMC Solar Europe	Subsidiary	”	-		391,148	100		391,148
	TSMC Europe	Subsidiary	”	-		201,892	100		201,892
	TSMC Japan	Subsidiary	”	6		146,863	100		146,863
	TSMC Solar NA	Subsidiary	”	1		83,704	100		83,704
	TSMC Korea	Subsidiary	”	80		22,622	100		22,622
	TSMC Lighting NA	Subsidiary	”	1		2,872	100		2,872
	United Industrial Gases Co., Ltd.	-	Financial assets carried at cost	16,783		193,584	10		310,107
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	”	10,500		105,000	7		340,983
	W.K. Technology Fund IV	-	”	4,000		40,000	2		42,704

	Fund
	Horizon Ventures Fund	-	Financial assets carried at cost	-		103,992	12		103,992
	Crimson Asia Capital	-	”	-		55,259	1		55,259

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	-		5,198,868	100		5,230,389
	VTAF III	Subsidiary	”	-		2,587,484	99		2,567,506
	VTAF II	Subsidiary	”	-		1,015,748	98		1,009,979
	Emerging Alliance	Subsidiary	”	-		277,059	99		277,059

TSMC Partners	Corporate bond
	General Elec Cap Corp. Mtn	-	Held-to-maturity financial assets	-	US$	20,150	N/A	US$	20,650
	General Elec Cap Corp. Mtn	-	”	-	US$	20,101	N/A	US$	21,176

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

TSMC Partners	Common stock
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	436,801	100	US$	436,801
	VisEra Holding Company	Investee accounted for using equity method	”	43,000	US$	90,180	49	US$	90,180
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	”	787	US$	14,191	97	US$	14,191
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	”	14,153	US$	10,781	97	US$	10,781
	TSMC Technology	Subsidiary	”	1	US$	10,271	100	US$	10,271
	TSMC Canada	Subsidiary	”	2,300	US$	4,010	100	US$	4,010
	Mcube Inc.	Investee accounted for using equity method	”	5,333		-	83		-

	Preferred stock
	Mcube Inc.	Investee accounted for using equity method	Investments accounted for using equity method	1,000		-	6		-

	Fund
	Walden Venture Capital Enterprise	-	Financial assets carried at cost	-	US$	5,000	8	US$	5,000

TSMC Development	Corporate bond
	GE Capital Corp.	-	Held-to-maturity financial assets	-	US$	20,154	N/A	US$	21,176
	JP Morgan Chase & Co.	-	”	-	US$	15,000	N/A	US$	15,070

	Stock
	WaferTech	Subsidiary	Investments accounted for using equity method	293,640	US$	197,757	100	US$	197,757

Emerging Alliance	Common stock
	RichWave Technology Corp.	-	Financial assets carried at cost	4,074	US$	1,545	10	US$	1,545
	Global Investment Holding Inc.	-	”	11,124	US$	3,065	6	US$	3,065

	Preferred stock
	Audience, Inc.	-	Financial assets carried at cost	1,654	US$	250	-	US$	250
	Next IO, Inc.	-	”	8	US$	500	-	US$	500
	Pixim, Inc.	-	”	4,641	US$	1,137	2	US$	1,137
	QST Holdings, LLC	-	”	-	US$	142	4	US$	142

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	-		-	7		-

VTAF II	Common stock
	Aether Systems, Inc.	-	Financial assets carried at cost	1,600	US$	1,503	25	US$	1,503
	RichWave Technology Corp.	-	”	1,267	US$	1,036	3	US$	1,036
	Sentelic	-	”	1,806	US$	2,607	9	US$	2,607

	Preferred stock
	5V Technologies, Inc.	-	Financial assets carried at cost	2,890	US$	2,168	4	US$	2,168
	Aquantia	-	”	4,556	US$	4,316	3	US$	4,316
	Audience, Inc.	-	”	12,378	US$	2,378	3	US$	2,378
	Impinj, Inc.	-	”	475	US$	1,000	-	US$	1,000
	Next IO, Inc.	-	”	132	US$	1,110	2	US$	1,110
	Pixim, Inc.	-	”	33,347	US$	1,878	2	US$	1,878
	Power Analog Microelectronics	-	”	7,027	US$	3,383	19	US$	3,383
	QST Holdings, LLC	-	”	-	US$	593	13	US$	593
	Xceive	-	”	4,615	US$	1,611	3	US$	1,611

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

VTAF II	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	-		$-	31		$-

VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	11,868	US$	1,687	57	US$	1,687
	Accton Wireless Broadband Corp.	-	Financial assets carried at cost	2,249	US$	315	6	US$	315

	Preferred stock
	BridgeLux, Inc.	-	Financial assets carried at cost	6,771	US$	8,745	4	US$	8,745
	Exclara, Inc.	-	”	59,695	US$	5,897	15	US$	5,897
	GTBF, Inc.	-	”	1,154	US$	1,500	N/A	US$	1,500
	InvenSense, Inc.	-	”	816	US$	1,000	1	US$	1,000
	LiquidLeds Lighting Corp.	-	”	1,600	US$	800	11	US$	800
	Neoconix, Inc.	-	”	3,801	US$	4,748	4	US$	4,748
	Powervation, Ltd.	-	”	380	US$	5,797	16	US$	5,797
	Silicon Technical Services, LLC	-	”	1,055	US$	1,208	-	US$	1,208
	Stion Corp.	-	”	7,347	US$	50,000	23	US$	50,000
	Tilera, Inc.	-	”	3,890	US$	3,025	2	US$	3,025
	Validity Sensors, Inc.	-	”	9,340	US$	3,456	4	US$	3,456

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	-	US$	825	100	US$	825
	VTA Holdings	Subsidiary	”	-		-	62		-

Growth Fund	Common stock
	SiliconBlue Technologies, Inc.	-	Financial assets carried at cost	5,107	US$	762	1	US$	762
	Veebeam	-	”	10	US$	25	-	US$	25

ISDF	Common stock
	Integrated Memory Logic, Inc.	-	Available-for-sale financial assets	2,977	US$	11,971	4	US$	11,971
	Memsic, Inc.	-	”	1,286	US$	4,397	5	US$	4,397

	Preferred stock
	Sonics, Inc.	-	Financial assets carried at cost	230	US$	497	2	US$	497

ISDF II	Common stock
	Memsic, Inc.	-	Available-for-sale financial assets	1,072	US$	3,666	5	US$	3,666
	Alchip Technologies Limited	-	Financial assets carried at cost	7,520	US$	3,664	14	US$	3,664
	Sonics, Inc.	-	”	278	US$	10	3	US$	10
	Goyatek Technology, Corp.	-	”	932	US$	361	6	US$	361
	Auden Technology MFG. Co., Ltd.	-	”	1,049	US$	223	3	US$	223

	Preferred stock
	FangTek, Inc.	-	Financial assets carried at cost	1,032	US$	148	6	US$	148
	Sonics, Inc.	-	”	264	US$	455	3	US$	455

GUC	Open-end mutual fund
	Jhi Sun Money Market Fund	-	Available-for-sale financial assets	9,875		$140,307	-		$140,307
	Mega Diamond Money Market Fund	-	”	10,009		120,305	-		120,305
	PCA Well Pool Money Market Fund	-	”	6,141		80,205	-		80,205
	Capital Money Market Fund	-	”	3,873		60,043	-		60,043
	Hua Nan Phoenix Money Market Fund	-	”	3,194		50,036	-		50,036

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)
GUC	Common stock
	GUC-NA	Subsidiary	Investments accounted for using equity method	800		$61,706	100		$61,706
	GUC-Japan	Subsidiary	”	1		15,129	100		15,129
	GUC-BVI	Subsidiary	”	550		8,684	100		8,684
	GUC-Europe	Subsidiary	”	-		3,746	100		3,746

GUC-BVI	Capital
	Global Unichip (Shanghai) Company, Limited (GUC-Shanghai)	Subsidiary	Investments accounted for using equity method	-		7,430	100		7,430

Xintec	Capital
	Compositech Ltd.	-	Financial assets carried at cost	587		-	3		-

TSMC Solar Europe	Stock
	TSMC Solar Europe GmbH	Subsidiary	Investments accounted for using equity method	1	EUR	9,263	100	EUR	9,263

TSMC Global	Corporate bond
	Aust + Nz Banking Group	-	Held-to-maturity financial assets	20,000	US$	20,000	N/A	US$	20,003
	Commonwealth Bank of Australia	-	”	25,000	US$	25,000	N/A	US$	24,835
	Commonwealth Bank of Australia	-	”	25,000	US$	25,000	N/A	US$	25,021
	JP Morgan Chase + Co.	-	”	35,000	US$	35,052	N/A	US$	35,016
	Nationwide Building Society-UK Government Guarantee	-	”	8,000	US$	8,000	N/A	US$	8,006
	Westpac Banking Corp.	-	”	25,000	US$	25,000	N/A	US$	24,709
	Westpac Banking Corp. 12/12 Frn	-	”	5,000	US$	5,000	N/A	US$	5,012

	Government bond
	Societe De Financement De Lec	-	Held-to-maturity financial assets	15,000	US$	15,000	N/A	US$	15,022

	Money market fund
	Ssga Cash Mgmt Global Offshore	-	Available-for-sale financial assets	333	US$	333	N/A	US$	333

(Concluded)

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Investees

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands) (Note 1)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain (Loss) or Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)
TSMC	Stock
	TSMC Soalr Europe	Investments accounted for using equity method	-	Subsidiary	-		$23,971	-		$385,682	-		$-		$-		$-	-	$391,148

TSMC Solar	Stock
Europe	TSMC Solar Europe GmbH	Inv1estments accounted for using equity method	-	Subsidiary	1		EUR 90	-		EUR 9,800	-		-		-		-	1	EUR 9,263

GUC	Open-end mutual fund
	Jhi Sun Money Market Fund	Available-for-sale financial assets	Jih Sun Investment Trust Co., Ltd.	-	-		-	9,875		140,000	-		-		-		-	9,875	140,307
	Mega Diamond Money Market Fund	”	Mega Investment International Trust Co., Ltd.	-	-		-	10,009		120,000	-		-		-		-	10,009	120,305
	Hua Nan Phoenix Money Market Fund	”	Hua Nan Investment Trust Corp.	-	-		-	6,393		100,000	3,199		50,053		50,000		53	3,194	50,036

TSMC Global	Corporate bond
	Allstate Life Gbl Fdg Secd	Available-for-sale financial assets	-	-	4,430	US$	4,824	-		-	4,430	US$	4,787	US$	4,834	US$	(47)	-	-
	American Honda Fin Corp. Mtn	”	-	-	4,000	US$	3,995	-		-	4,000	US$	4,005	US$	3,985	US$	20	-	-
	Anz National Intl Ltd.	”	-	-	3,500	US$	3,554	-		-	3,500	US$	3,555	US$	3,515	US$	40	-	-
	Archer Daniels Midland Co.	”	-	-	-		-	7,000	US$	7,000	7,000	US$	7,010	US$	7,000	US$	10	-	-
	Astrazeneca Plc	”	-	-	3,150	US$	3,397	-		-	3,150	US$	3,356	US$	3,456	US$	(100)	-	-
	AT+T Wireless	”	-	-	3,500	US$	3,823	-		-	3,500	US$	3,762	US$	3,979	US$	(217)	-	-
	Banco Bilbao Vizcaya P R	”	-	-	3,250	US$	3,249	-		-	3,250	US$	3,251	US$	3,250	US$	1	-	-
	Bank of Nova Scotia	”	-	-	5,000	US$	5,000	-		-	5,000	US$	5,012	US$	5,000	US$	12	-	-
	Barclays Bank Plc	”	-	-	12,000	US$	11,997	-		-	12,000	US$	12,022	US$	12,035	US$	(13)	-	-
	Barclays Bk Plc UK Govt Cr	”	-	-	-		-	5,000	US$	5,108	5,000	US$	5,099	US$	5,108	US$	(9)	-	-
	Bb+T Corporation	”	-	-	-		-	3,840	US$	3,990	3,840	US$	3,977	US$	3,990	US$	(13)	-	-
	Bear Stearns Cos Inc.	”	-	-	3,500	US$	3,494	-		-	3,500	US$	3,465	US$	3,360	US$	105	-	-
	Berkshire Hathaway Inc. Del	”	-	-	3,500	US$	3,517	-		-	3,500	US$	3,521	US$	3,500	US$	21	-	-
	Bhp Billiton Fin USA Ltd.	”	-	-	-		-	4,000	US$	4,443	4,000	US$	4,447	US$	4,443	US$	4	-	-
	Bnp Paribas SA	”	-	-	3,810	US$	3,844	-		-	3,810	US$	3,838	US$	3,844	US$	(6)	-	-
	Boeing Cap Corp.	”	-	-	2,925	US$	3,192	-		-	2,925	US$	3,180	US$	3,235	US$	(55)	-	-
	Bp Capital Markets Plc	”	-	-	3,900	US$	3,988	-		-	3,900	US$	3,992	US$	3,969	US$	23	-	-
	Bp Capital Markets Plc	”	-	-	-		-	7,160	US$	7,160	7,160	US$	7,201	US$	7,160	US$	41	-	-
	Chevron Corp.	”	-	-	-		-	4,000	US$	4,305	4,000	US$	4,286	US$	4,305	US$	(19)	-	-
	Cie Financement Foncier	”	-	-	4,000	US$	4,019	-		-	4,000	US$	4,034	US$	4,029	US$	5	-	-
	Cisco Systems Inc.	”	-	-	-		-	7,050	US$	7,050	7,050	US$	7,073	US$	7,050	US$	23	-	-
	Citigroup Funding Inc.	”	-	-	16,000	US$	16,323	-		-	16,000	US$	16,337	US$	16,262	US$	75	-	-
	Citigroup Funding Inc.	”	-	-	7,300	US$	7,446	-		-	7,300	US$	7,440	US$	7,448	US$	(8)	-	-
	Citigroup Inc.	”	-	-	5,000	US$	5,490	-		-	5,000	US$	5,478	US$	5,360	US$	118	-	-
	Coca Cola Co.	”	-	-	4,000	US$	4,002	-		-	4,000	US$	4,003	US$	4,000	US$	3	-	-

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands) (Note 1)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain (Loss) or Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)
TSMC Global	Countrywide Finl Corp.	Available-for-sale financial assets	-	-	4,000	US$	4,208	-	US$	-	4,000	US$	4,221	US$	4,291	US$	(70)	-	US$	-
	Credit Suisse New York	”	-	-	3,945	US$	4,090	-		-	3,945	US$	4,069	US$	4,073	US$	(4)	-		-
	Credit Suisse New York	”	-	-	-		-	3,200	US$	3,200	3,200	US$	3,238	US$	3,200	US$	38	-		-
	Dexia Credit Local	”	-	-	6,000	US$	5,976	-		-	6,000	US$	5,983	US$	6,000	US$	(17)	-		-
	Dexia Credit Local	”	-	-	4,000	US$	3,984	-		-	4,000	US$	3,927	US$	4,000	US$	(73)	-		-
	Dexia Credit Local S.A	”	-	-	4,000	US$	3,992	-		-	4,000	US$	3,976	US$	4,000	US$	(24)	-		-
	Dexia Credit Local SA NY	”	-	-	5,000	US$	4,983	-		-	5,000	US$	4,952	US$	5,000	US$	(48)	-		-
	Finance for Danish Ind	”	-	-	3,800	US$	3,799	-		-	3,800	US$	3,808	US$	3,801	US$	7	-		-
	General Elec Cap Corp.	”	-	-	7,000	US$	7,002	-		-	7,000	US$	7,005	US$	7,002	US$	3	-		-
	General Elec Cap Corp.	”	-	-	4,000	US$	4,110	-		-	4,000	US$	4,095	US$	4,117	US$	(22)	-		-
	General Elec Cap Corp.	”	-	-	-		-	5,000	US$	5,000	5,000	US$	5,037	US$	5,000	US$	37	-		-
	Georgia Pwr Co.	”	-	-	4,000	US$	4,006	-		-	4,000	US$	4,002	US$	4,024	US$	(22)	-		-
	Gmac LLC	”	-	-	4,600	US$	4,731	-		-	4,600	US$	4,715	US$	4,726	US$	(11)	-		-
	Goldman Sachs Group Inc.	”	-	-	-		-	3,400	US$	3,400	3,400	US$	3,425	US$	3,400	US$	25	-		-
	Hewlett Packard Co.	”	-	-	3,000	US$	3,003	-		-	3,000	US$	3,004	US$	2,995	US$	9	-		-
	Household Fin Corp.	”	-	-	4,330	US$	4,694	-		-	4,330	US$	4,662	US$	4,781	US$	(119)	-		-
	HSBC Bank Plc	”	-	-	3,400	US$	3,405	-		-	3,400	US$	3,407	US$	3,407		-	-		-
	HSBC Fin Corp.	”	-	-	2,900	US$	3,074	-		-	2,900	US$	3,074	US$	3,142	US$	(68)	-		-
	IBM Corp.	”	-	-	6,800	US$	6,775	-		-	6,800	US$	6,781	US$	6,772	US$	9	-		-
	Inc Bk Nv Neth St Cr Gtee	”	-	-	-		-	8,500	US$	8,668	8,500	US$	8,655	US$	8,668	US$	(13)	-		-
	John Deer Capital Corp. Fdic GT	”	-	-	3,500	US$	3,616	-		-	3,500	US$	3,601	US$	3,634	US$	(33)	-		-
	JP Morgan Chase + Co.	”	-	-	5,000	US$	5,021	-		-	5,000	US$	5,032	US$	5,000	US$	32	-		-
	Lloyds Tsb Bank Plc Ser 144A	”	-	-	5,950	US$	6,009	-		-	5,950	US$	6,007	US$	6,077	US$	(70)	-		-
	Macquarie Bk Ltd. Sr	”	-	-	3,900	US$	3,975	9,300	US$	9,472	13,200	US$	13,423	US$	13,455	US$	(32)	-		-
	Massmutual Global Fdg II Mediu	”	-	-	4,000	US$	3,955	-		-	4,000	US$	3,991	US$	3,926	US$	65	-		-
	Mellon Fdg Corp.	”	-	-	3,500	US$	3,475	-		-	3,500	US$	3,479	US$	3,404	US$	75	-		-
	Merck + Co. Inc.	”	-	-	4,000	US$	4,032	-		-	4,000	US$	4,013	US$	4,066	US$	(53)	-		-
	Merrill Lynch + Co. Inc.	”	-	-	4,691	US$	4,647	-		-	4,691	US$	4,669	US$	4,603	US$	66	-		-
	Merrill Lynch + Co. Inc.	”	-	-	-		-	4,000	US$	4,335	4,000	US$	4,319	US$	4,335	US$	(16)	-		-
	Met Life Glob Funding I	”	-	-	-		-	3,000	US$	3,000	3,000	US$	3,004	US$	3,000	US$	4	-		-
	Metlife Inc.	”	-	-	6,500	US$	6,600	-		-	6,500	US$	6,584	US$	6,527	US$	57	-		-
	Microsoft Corp.	”	-	-	3,250	US$	3,232	-		-	3,250	US$	3,224	US$	3,249	US$	(25)	-		-
	Morgan Stanley	”	-	-	-		-	9,000	US$	9,000	9,000	US$	9,140	US$	9,000	US$	140	-		-
	Morgan Stanley Dean Witter	”	-	-	8,000	US$	8,524	-		-	8,000	US$	8,513	US$	8,797	US$	(284)	-		-
	National Australia Bank	”	-	-	-		-	3,000	US$	3,035	3,000	US$	3,040	US$	3,034	US$	6	-		-
	Pepsiamericas Inc.	”	-	-	-		-	4,000	US$	4,329	4,000	US$	4,308	US$	4,329	US$	(21)	-		-
	Philip Morris Intl Inc.	”	-	-	-		-	4,000	US$	4,640	4,000	US$	4,591	US$	4,640	US$	(49)	-		-
	Princoa Global Fdg I Medium	”	-	-	5,050	US$	5,011	-		-	5,050	US$	5,042	US$	4,921	US$	121	-		-
	Rabobank Nederland	”	-	-	5,000	US$	5,000	-		-	5,000	US$	5,000	US$	4,997	US$	3	-		-
	Royal Bk of Scotland Plc	”	-	-	5,000	US$	5,052	-		-	5,000	US$	5,045	US$	5,106	US$	(61)	-		-
	Royal Bk Scotlnd Grp Plc 144A	”	-	-	9,450	US$	9,516	-		-	9,450	US$	9,517	US$	9,596	US$	(79)	-		-
	Sanofi Aventis	”	-	-	-		-	4,000	US$	4,000	4,000	US$	4,003	US$	4,000	US$	3	-		-
	Sanofi Aventis	”	-	-	-		-	3,870	US$	3,870	3,870	US$	3,884	US$	3,870	US$	14	-		-
	Shell International Fin	”	-	-	4,515	US$	4,536	-		-	4,515	US$	4,533	US$	4,527	US$	6	-		-
	Shell International Fin	”	-	-	3,200	US$	3,248	-		-	3,200	US$	3,256	US$	3,227	US$	29	-		-
	Standard Chartered BK NY	”	-	-	-		-	3,000	US$	3,000	3,000	US$	3,001	US$	3,000	US$	1	-		-
	State Str Corp.	”	-	-	6,420	US$	6,417	-		-	6,420	US$	6,423	US$	6,382	US$	41	-		-
	Sun Life Finl Global	”	-	-	4,400	US$	4,332	-		-	4,400	US$	4,351	US$	4,304	US$	47	-		-
	Suncorp Metway Ltd.	”	-	-	8,800	US$	8,982	-		-	8,800	US$	8,937	US$	9,125	US$	(188)	-		-
	Swedbank Hypotek AB	”	-	-	4,000	US$	3,993	-		-	4,000	US$	3,998	US$	4,002	US$	(4)	-		-
	Swedbank Hypotek AB	”	-	-	-		-	4,100	US$	4,100	4,100	US$	4,086	US$	4,100	US$	(14)	-		-
(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands) (Note 1)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain (Loss) or Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)
TSMC Global	Teva Pharm Fin III	Available-for-sale financial assets	-	-	-	US$	-	4,000	US$	4,000	4,000	US$	4,019	US$	4,000	US$	19	-	US$	-
	Teva Pharma Fin III LLC	”	-	-	4,000	US$	4,016	-		-	4,000	US$	4,011	US$	4,000	US$	11	-		-
	Total Capital Canada Ltd.	”	-	-	-		-	4,000	US$	4,000	4,000	US$	4,013	US$	4,000	US$	13	-		-
	United Technologies Corp.	”	-	-	-		-	4,000	US$	4,265	4,000	US$	4,244	US$	4,266	US$	(22)	-		-
	US Central Federal Cred	”	-	-	4,000	US$	4,084	4,500	US$	4,599	8,500	US$	8,664	US$	8,692	US$	(28)	-		-
	Verizon Communications	”	-	-	-		-	7,725	US$	7,725	7,725	US$	7,785	US$	7,725	US$	60	-		-
	Virginia Elec + Pwr Co.	”	-	-	-		-	3,250	US$	3,489	3,250	US$	3,461	US$	3,489	US$	(28)	-		-
	Volkswagen Intl Fin NV	”	-	-	-		-	4,000	US$	4,000	4,000	US$	4,010	US$	4,000	US$	10	-		-
	Wachovia Corp. Global Medium	”	-	-	5,000	US$	5,141	-		-	5,000	US$	5,142	US$	5,138	US$	4	-		-
	Wal Mart Stores Inc.	”	-	-	4,000	US$	3,964	-		-	4,000	US$	3,968	US$	3,986	US$	(18)	-		-
	Wal Mart Stores Inc.	”	-	-	3,770	US$	4,325	-		-	3,770	US$	4,261	US$	4,383	US$	(122)	-		-
	Westpac Banking Corp.	”	-	-	3,500	US$	3,514	-		-	3,500	US$	3,511	US$	3,500	US$	11	-		-
	Westpac Banking Corp.	”	-	-	4,000	US$	4,005	-		-	4,000	US$	4,022	US$	4,044	US$	(22)	-		-
	Wyeth	”	-	-	3,345	US$	3,657	638	US$	697	3,983	US$	4,325	US$	4,397	US$	(72)	-		-

	Government bond
	US Treasury N/B	Available-for-sale financial assets	-	-	41,700	US$	42,042	-		-	41,700	US$	42,042	US$	41,729	US$	313	-		-
	US Treasury N/B	”	-	-	11,100	US$	10,976	-		-	11,100	US$	10,941	US$	11,084	US$	(143)	-		-
	US Treasury N/B	”	-	-	7,000	US$	7,079	-		-	7,000	US$	7,077	US$	7,078	US$	(1)	-		-
	US Treasury N/B	”	-	-	5,250	US$	5,212	30,175	US$	29,906	35,425	US$	35,154	US$	35,101	US$	53	-		-
	US Treasury N/B	”	-	-	-		-	19,900	US$	19,872	19,900	US$	19,888	US$	19,872	US$	16	-		-
	US Treasury N/B	”	-	-	-		-	10,000	US$	10,084	10,000	US$	10,073	US$	10,084	US$	(11)	-		-
	US Treasury N/B	”	-	-	-		-	10,000	US$	10,042	10,000	US$	10,046	US$	10,042	US$	4	-		-
	US Treasury N/B	”	-	-	-		-	10,000	US$	10,024	10,000	US$	10,035	US$	10,024	US$	11	-		-
	US Treasury N/B	”	-	-	-		-	10,000	US$	9,988	10,000	US$	9,990	US$	9,988	US$	2	-		-
	US Treasury N/B	”	-	-	-		-	3,300	US$	3,301	3,300	US$	3,298	US$	3,301	US$	(3)	-		-

	Agency bond
	Fannie Mae	Available-for-sale financial assets	-	-	16,104	US$	16,102	-		-	16,104	US$	16,116	US$	16,098	US$	18	-		-
	Fannie Mae	”	-	-	11,100	US$	11,096	-		-	11,100	US$	11,109	US$	11,096	US$	13	-		-
	Fannie Mae	”	-	-	8,765	US$	8,763	11,500	US$	11,503	20,265	US$	20,280	US$	20,262	US$	18	-		-
	Fannie Mae	”	-	-	4,600	US$	4,589	-		-	4,600	US$	4,606	US$	4,598	US$	8	-		-
	Fannie Mae	”	-	-	3,900	US$	3,861	-		-	3,900	US$	3,851	US$	3,899	US$	(48)	-		-
	Fannie Mae	”	-	-	3,000	US$	2,994	-		-	3,000	US$	3,000	US$	3,009	US$	(9)	-		-
	Fannie Mae	”	-	-	-		-	20,300	US$	20,269	20,300	US$	20,301	US$	20,269	US$	32	-		-
	Fannie Mae	”	-	-	-		-	11,045	US$	12,104	11,045	US$	12,044	US$	12,104	US$	(60)	-		-
	Fannie Mae	”	-	-	-		-	7,500	US$	7,500	7,500	US$	7,508	US$	7,500	US$	8	-		-
	Fannie Mae	”	-	-	-		-	3,000	US$	3,000	3,000	US$	3,008	US$	3,000	US$	8	-		-
	Federal Farm Credit Bank	”	-	-	4,000	US$	3,994	-		-	4,000	US$	4,002	US$	3,995	US$	7	-		-
	Federal Farm Credit Bank	”	-	-	4,000	US$	3,984	-		-	4,000	US$	3,986	US$	3,998	US$	(12)	-		-
	Federal Farm Credit Bank	”	-	-	-		-	4,000	US$	4,002	4,000	US$	4,003	US$	4,002	US$	1	-		-
	Federal Home Loan Bank	”	-	-	5,000	US$	5,007	-		-	5,000	US$	5,007	US$	5,009	US$	(2)	-		-
	Federal Home Loan Bank	”	-	-	6,800	US$	6,817	-		-	6,800	US$	6,817	US$	6,811	US$	6	-		-
	Federal Home Loan Bank	”	-	-	8,000	US$	8,040	-		-	8,000	US$	8,033	US$	7,990	US$	43	-		-
	Federal Home Loan Bank	”	-	-	10,000	US$	9,998	-		-	10,000	US$	10,001	US$	9,985	US$	16	-		-
	Federal Home Loan Bank	”	-	-	8,400	US$	8,397	-		-	8,400	US$	8,400	US$	8,399	US$	1	-		-
	Federal Home Ln Bks	”	-	-	5,000	US$	5,046	-		-	5,000	US$	5,043	US$	5,098	US$	(55)	-		-
	Federal Home Ln Mtg Corp.	”	-	-	3,732	US$	3,727	-		-	3,340	US$	3,340	US$	3,341	US$	(1)	-		-
	Federal Home Ln Mtg Corp.	”	-	-	3,324	US$	3,453	-		-	3,161	US$	3,288	US$	3,360	US$	(72)	-		-

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands) (Note 1)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain (Loss) or Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)
TSMC Global	Federal Home Loan Mtg Corp.	Available-for-sale financial assets	-	-	5,183	US$	5,168	-	US$	-	4,634	US$	4,634	US$	4,632	US$	2	-	US$	-
	Fhr 2953 Da	”	-	-	3,284	US$	3,466	-		-	2,846	US$	3,028	US$	2,993	US$	35	-		-
	Fhr 3184 Fa	”	-	-	4,096	US$	4,084	-		-	3,810	US$	3,807	US$	3,806	US$	1	-		-
	Fnma Tba Jan 15 Single Fam	”	-	-	-		-	3,000	US$	3,147	3,000	US$	3,142	US$	3,147	US$	(5)	-		-
	Fnma Tba Feb 15 Single Fam	”	-	-	-		-	3,000	US$	3,138	3,000	US$	3,117	US$	3,138	US$	(21)	-		-
	Fnma Tba Mar 15 Single Fam	”	-	-	-		-	3,000	US$	3,110	3,000	US$	3,140	US$	3,110	US$	30	-		-
	Fnma Tba Apr 15 Single Fam	”	-	-	-		-	3,000	US$	3,131	3,000	US$	3,164	US$	3,131	US$	33	-		-
	Fnr 2006 60 CO	”	-	-	3,485	US$	3,483	-		-	3,274	US$	3,274	US$	3,272	US$	2	-		-
	Fnr 2009 116 A	”	-	-	4,271	US$	4,640	-		-	3,841	US$	4,137	US$	4,122	US$	15	-		-
	Freddie Mac	”	-	-	5,750	US$	5,764	-		-	5,750	US$	5,761	US$	5,771	US$	(10)	-		-
	Freddie Mac	”	-	-	4,300	US$	4,316	-		-	4,300	US$	4,312	US$	4,308	US$	4	-		-
	Freddie Mac	”	-	-	10,420	US$	10,411	-		-	10,420	US$	10,414	US$	10,412	US$	2	-		-
	Freddie Mac	”	-	-	-		-	19,000	US$	18,981	19,000	US$	18,986	US$	18,981	US$	5	-		-
	Freddie Mac	”	-	-	-		-	3,550	US$	3,549	3,550	US$	3,553	US$	3,549	US$	4	-		-
	Freddie Mac	”	-	-	-		-	14,200	US$	14,196	14,200	US$	14,204	US$	14,196	US$	8	-		-
	Gnr 2009 45 AB	”	-	-	4,417	US$	4,496	-		-	3,082	US$	3,129	US$	3,215	US$	(86)	-		-
	Government Natl Mtg Assn	”	-	-	3,050	US$	3,285	-		-	3,050	US$	3,202	US$	3,278	US$	(76)	-		-
	Ngn 2010 R2 1A	”	-	-	3,732	US$	3,731	-		-	3,490	US$	3,492	US$	3,490	US$	2	-		-
	Ngn 2011 R4 1A	”	-	-	-		-	4,000	US$	4,000	3,914	US$	3,914	US$	3,914		-	-		-

	Money market fund
	Ssga Cash Mgmt Global Offshore	Available-for-sale financial assets	-	-	12,387	US$	12,387	764,056	US$	764,056	776,110	US$	776,110	US$	776,110		-	333	US$	333

Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

Note 2:	The data for marketable securities disposed exclude bonds maturities and redemption by the issuer.

Note 3:

The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/losses on financial assets, translation adjustments, equity in earnings/losses of equity method investees and other adjustments to long-term investment using equity method.

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Investees

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION  OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount
TSMC	Fab	January 5, 2011 to February 24, 2011	$260,171	By the construction progress	China Steel Structure Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 7, 2011 to June 28, 2011	109,337	By the construction progress	Lead Fu Industrials Corp.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 27, 2011 to June 27, 2011	473,947	By the construction progress	Tasa Construction Corporation	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 27, 2011 to June 28, 2011	1,665,100	By the construction progress	Da Cin Construction Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 27, 2011 to June 28, 2011	928,324	By the construction progress	Fu Tsu Construction Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 27, 2011 to June 28, 2011	134,924	By the construction progress	Edg Corporation Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 24, 2011 to June 28, 2011	176,655	By the construction progress	Yankey Engineering Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

Xintec	Fab	February 17, 2011	1,050,000	Based on the agreement	Vertex Precision Electronics Inc.	-	N/A	N/A	N/A	N/A	Pricing report	Manufacturing purpose	None

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Investees

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationships	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable		Note
			Purchases/ Sales	Amount	% to Total	Payment Terms	Unit Price (Note)	Payment Terms (Note)	Ending Balance	% to Total

TSMC	TSMC North America GUC	Subsidiary	Sales	$115,627,277	54	Net 30 days after invoice date	-	-	$27,063,064	53
		Investee with a controlling financial interest	Sales	1,158,302	1	Net 30 days after monthly closing	-	-	289,461	1
	VIS	Investee accounted for using equity method	Sales	157,325	-	Net 30 days after monthly closing	-	-	-	-
	TSMC Solar Europe GmbH	Indirect subsidiary	Sales	148,898	-	Net 60 days after invoice date	-	-	49,185	-
	TSMC China	Subsidiary	Purchases	4,935,280	19	Net 30 days after monthly closing	-	-	(955,093)	7
	WaferTech	Indirect subsidiary	Purchases	3,763,210	15	Net 30 days after monthly closing	-	-	(620,389)	5
	VIS	Investee accounted for using equity method	Purchases	2,829,238	11	Net 30 days after monthly closing	-	-	(1,087,485)	8
	SSMC	Investee accounted for using equity method	Purchases	1,994,243	8	Net 30 days after monthly closing	-	-	(440,314)	3
	Motech	Investee accounted for using equity method	Purchases	124,673	-	Net 30 days after monthly closing	-	-	-	-
GUC	TSMC North America	Same parent company	Purchases	296,462	20	Net 30 days after invoice date/net 30 days after monthly closing	-	-	(55,372)	7
Xintec	OmniVision	Parent company of director (represented for Xintec)	Sales	822,450	42	Net 30 days after monthly closing	-	-	170,622	36

Note:     The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Investees

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF  THE PAID-IN CAPITAL

JUNE 30, 2011

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationships	Ending Balance	Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
TSMC	TSMC North America	Subsidiary	$27,078,019	42	$8,406,618	-	$11,121,720	$-
	TSMC China	Subsidiary	1,979,030	(Note 2)	-	-	-	-
	VIS	Investee accounted for using equity method	512,256	(Note 2)	21,935	Accelerate demand on accounts receivable	20,944	-
	Motech	Investee accounted for using equity method	436,600	(Note 2)	-	-	-	-
	GUC	Investee with a controlling financial interest	432,404	35	-	-	-	-
Xintec	OmniVision	Parent company of director (represented for Xintec)	170,622	32	-	-	-	-

Note 1:     The calculation of turnover days excludes other receivables from related parties.

Note 2:     The ending balance primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Investees

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

JUNE 30, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of June 30, 2011				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)		Equity in the Earnings (Losses) (Note 1) (Foreign Currencies in Thousands)	Note
				June 30, 2011 (Foreign Currencies in Thousands)		December 31, 2010 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)
TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$42,327,245		$42,327,245	1	100		$41,617,880		$180,565	$180,565	Subsidiary

	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry		31,456,130		31,456,130	988,268	100		32,657,501		844,360	844,360	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		13,232,288		13,232,288	628,223	38		9,110,898		759,616	88,401	Investee accounted for using equity method
	Motech	Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems		6,228,661		6,228,661	76,069	20		6,132,395		33,669	(155,363)	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits		5,120,028		5,120,028	314	39		5,519,534		1,952,120	658,729	Investee accounted for using equity method
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers		12,180,367		12,180,367	-	100		5,198,868		1,100,853	1,095,078	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		2,830,777		109,373	109,373	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies		3,604,425		3,565,441	-	99		2,587,484		(80,858)	(79,308)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,357,890		1,357,890	93,081	41		1,596,809		108,942	31,644	Investee with a controlling financial interest
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,064,925		267,626	93,624	Investee with a controlling financial interest
	VTAF II	Cayman Islands	Investing in new start-up technology companies		1,166,470		1,166,470	-	98		1,015,748		91,555	89,723	Subsidiary
	TSMC Solar Europe	Amsterdam, the Netherlands	Investing in solar related business		411,032		25,350	-	100		391,148		(25,675)	(25,675)	Subsidiary (Note 3)
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		971,785		971,785	-	99		277,059		(11,423)	(11,366)	Subsidiary (Note 3)
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities		15,749		15,749	-	100		201,892		18,767	18,767	Subsidiary (Note 3)
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		146,863		2,607	2,607	Subsidiary (Note 3)
	TSMC Solar NA	Delaware, U.S.A.	Selling and marketing of solar related products		147,686		60,962	1	100		83,704		(28,031)	(28,031)	Subsidiary (Note 3)
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities		13,656		13,656	80	100		22,622		1,737	1,737	Subsidiary (Note 3)
	TSMC Lighting NA	Delaware, U.S.A.	Selling and marketing of solid state lighting related products		3,133		3,133	1	100		2,872		(5)	(5)	Subsidiary (Note 3)
TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	1	100	US$	436,801	US$	33,545	Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	90,180	US$	12,660	Note 2	Investee accounted for using equity method
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	787	US$	4,088	787	97	US$	14,191	US$	1,318	Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	14,153	US$	16,532	14,153	97	US$	10,781	US$	(536)	Note 2	Subsidiary (Note 3)
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	1	100	US$	10,271	US$	393	Note 2	Subsidiary (Note 3)
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	4,010	US$	170	Note 2	Subsidiary (Note 3)

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of June 30, 2011				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)		Equity in the Earnings (Losses) (Note 1) (Foreign Currencies in Thousands)	Note
				June 30, 2011 (Foreign Currencies in Thousands)		December 31, 2010 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)
TSMC Partners	Mcube Inc. (Common Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	800	US$	800	5,333	83	US$	-	US$	(6,750)	Note 2	Investee accounted for using equity method (Note 3)

	Mcube Inc. (Preferred Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	1,000	US$	1,000	1,000	6		–	US$	(6,750)	Note 2	Investee accounted for using equity method (Note 3)

TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US	$280,000	US$	280,000	293,640	100	US$	197,757	US$	32,546	Note 2	Subsidiary

VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	3,937	US$	3,937	11,868	57	US$	1,687	US$	(707)	Note 2	Subsidiary (Note 3)
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	1,740	US$	1,700	–	100	US$	825	US$	(61)	Note 2	Subsidiary (Note 3)
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		–		–	–	62		–		–	Note 2	Subsidiary (Note 3)

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		–		–	–	31		–		–	Note 2	Subsidiary (Note 3)

GUC	GUC-NA	U.S.A.	Consulting services in main products	US$	1,256	US$	1,249	800	100		$61,706		$4,312	Note 2	Subsidiary
	GUC-Japan	Japan	Consulting services in main products	JPY	30,000	JPY	30,000	1	100		15,129		457	Note 2	Subsidiary (Note 3)
	GUC-BVI	British Virgin Islands	Investment activities	US$	550	US$	550	550	100		8,684		(128)	Note 2	Subsidiary (Note 3)
	GUC-Europe	The Netherlands	Consulting services in main products	EUR	100	EUR	100	–	100		3,746		(257)	Note 2	Subsidiary (Note 3)

GUC-BVI	GUC-Shanghai	Shanghai, China	Consulting services in main products	US$	500	US$	500	–	100		7,430		(105)	Note 2	Subsidiary (Note 3)

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		–		–	–	7		–		–	Note 2	Subsidiary (Note 3)

TSMC Solar Europe	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service	EUR	9,900	EUR	100	1	100	EUR	9,263	EUR	(637)	Note 2	Subsidiary (Note 3)

Note 1:	Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.

Note 2:	The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/losses of the investor company.

Note 3:	Equity in earnings/losses was determined based on the unaudited financial statements.

(Concluded)

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Investees

INFORMATION OF INVESTMENT IN MAINLAND CHINA

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (Thousand)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2011 (US$ in Thousand)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of June 30, 2011 (US$ in Thousand)		Percentage of Ownership	Equity in the Earnings (Losses)		Carrying Value as of June 30, 2011	Accumulated Inward Remittance of Earnings as of June 30, 2011
								Outflow	Inflow
TSMC	TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers		$12,180,367 (RMB 3,070,623)	(Note 1)	$ (US$	12,180,367 371,000)	$–	$–	$ (US$	12,180,367 371,000)	100%	$1,095,078 (Note 3)		$5,198,868	$–

GUC	GUC-Shanghai	Consulting services in main products	(US$	16,160 500)	(Note 2)	(US$	16,160 500)	–	–	(US$	16,160 500)	100%	(105 (Note 4	) )	7,430	–

Investor Company	Accumulated Investment in Mainland China as of June 30, 2011 (US$ in Thousand)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousand)	Upper Limit on Investment (US$ in Thousand)
TSMC	$ 12,180,367 (US$ 371,000)	$ 12,180,367 (US$ 371,000)	$ 12,180,367 (US$ 371,000)

GUC	16,160 (US$ 500)	16,160 (US$ 500)	1,834,379 (Note 5)

Note 1:	TSMC directly invested US$371,000 thousand in TSMC China.

Note 2:	GUC, TSMC’s investee with a controlling financial interest, indirectly invested in GUC-Shanghai through GUC-BVI.

Note 3:	Amount was recognized based on the audited financial statements.

Note 4:	Amount was determined based on the unaudited financial statements.

Note 5:	Subject to 60% of net asset value of GUC according to the revised “Guidelines Governing the Approval of Investment or Technical Cooperation in Mainland China” issued by the Investment Commission.

Taiwan Semiconductor Manufacturing

Company Limited and Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2011 and 2010 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of June 30, 2011 and 2010, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the six months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of June 30, 2011 and 2010, and the results of their consolidated operations and their consolidated cash flows for the six months then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

July 25, 2011

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars, Except Par Value)

	2011		2010			2011		2010
	Amount	%	Amount	%		Amount	%	Amount	%
ASSETS					LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT ASSETS					CURRENT LIABILITIES
Cash and cash equivalents (Notes 2 and 4)	$150,978,778	19	$172,486,218	25	Short-term loans (Note 15)	$33,140,881	4	$18,082,602	3
Financial assets at fair value through profit or loss (Notes 2, 5 and 25)	19,781	-	479	-	Financial liabilities at fair value through profit or loss (Notes 2, 5 and 25)	15,052	-	176,809	-
Available-for-sale financial assets (Notes 2, 6, and 25)	5,208,149	1	27,024,422	4	Hedging derivative financial liabilities (Notes 2, 11, 25)	448	-	761	-
Held-to-maturity financial assets (Notes 2, 7 and 25)	2,924,804	1	7,031,587	1	Accounts payable	11,710,578	1	11,552,093	2
Receivables from related parties	2,367	-	30,800	-	Payables to related parties (Note 26)	1,542,011	-	1,314,545	-
Notes and accounts receivable (Note 3)	52,491,604	7	54,791,750	8	Income tax payable (Notes 2 and 20)	6,104,840	1	3,521,100	-
Allowance for doubtful receivables (Notes 2, 3 and 8)	(494,000)	-	(597,941)	-	Cash dividends payable (Note 22)	78,127,227	10	77,892,232	11
Allowance for sales returns and others (Notes 2 and 8)	(5,811,952)	(1)	(6,162,562)	(1)	Accrued profit sharing to employees and bonus to directors and supervisors (Notes 2 and 22)	15,999,671	2	11,897,471	2
Other receivables from related parties (Notes 3 and 26)	999,772	-	495,804	-
Other financial assets (Note 27)	1,054,744	-	1,473,377	-	Payables to contractors and equipment suppliers	36,805,112	5	25,921,742	4
Inventories (Notes 2 and 9)	31,523,206	4	24,799,896	4	Accrued expenses and other current liabilities (Notes 18, 25 and 29)	17,542,781	2	15,016,671	2
Deferred income tax assets (Notes 2 and 20)	1,173,482	-	3,394,104	1	Current portion of bonds payable and long-term bank loans (Notes 16, 17, 25 and 27)	4,500,000	1	889,275	-

Prepaid expenses and other current assets	2,481,073	-	1,846,918	-

Total current assets	242,551,808	31	286,614,852	42	Total current liabilities	205,488,601	26	166,265,301	24

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 12 and 25)					LONG-TERM LIABILITIES
Investments accounted for using equity method	23,357,209	3	24,598,350	4	Bonds payable (Notes 16 and 25)	-	-	4,500,000	1
Available-for-sale financial assets	-	-	1,039,916	-	Long-term bank loans (Notes 17, 25 and 27)	1,500,000	-	424,671	-
Held-to-maturity financial assets	7,311,037	1	10,757,937	1	Other long-term payables (Notes 18, 25 and 29)	3,040,747	1	6,963,248	1
Financial assets carried at cost	4,176,134	1	4,565,416	1	Obligations under capital leases (Notes 2, 13 and 25)	670,865	-	717,600	-

Total long-term investments	34,844,380	5	40,961,619	6	Total long-term liabilities	5,211,612	1	12,605,519	2

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 13, 26 and 27)					OTHER LIABILITIES
Cost					Accrued pension cost (Notes 2 and 19)	3,847,450	-	3,793,716	1
Land and land improvements	1,501,628	-	940,536	-	Guarantee deposits (Note 29)	521,598	-	893,629	-
Buildings	166,481,044	22	144,574,839	22	Deferred credits	30,530	-	138,767	-
Machinery and equipment	1,012,617,056	129	865,253,621	127	Others	353,357	-	205,923	-

Office equipment	15,976,394	2	14,427,983	2
Leased assets	677,086	-	724,579	-	Total other liabilities	4,752,935	-	5,032,035	1

	1,197,253,208	153	1,025,921,558	151
Accumulated depreciation	(819,490,993)	(105)	(734,445,083)	(108)	Total liabilities	215,453,148	27	183,902,855	27

Advance payments and construction in progress	100,125,197	13	36,993,851	5

					EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Net property, plant and equipment	477,887,412	61	328,470,326	48	Capital stock - NT$10 par value (Note 22)

					Authorized: 28,050,000 thousand shares
INTANGIBLE ASSETS					Issued: 25,914,283 thousand shares in 2011
					25,905,017 thousand shares in 2010	259,142,831	33	259,050,172	38

Goodwill (Note 2)	5,487,060	-	5,965,104	1
Deferred charges, net (Notes 2 and 14)	5,690,862	1	6,162,111	1

					Capital surplus (Notes 2 and 22)	55,802,387	7	55,566,995	8

Total intangible assets	11,177,922	1	12,127,215	2	Retained earnings (Note 22)

					Appropriated as legal capital reserve	102,399,995	13	86,239,494	13
OTHER ASSETS					Appropriated as special capital reserve	6,433,874	1	1,313,047	-
Deferred income tax assets (Notes 2 and 20)	11,092,048	1	9,820,064	2	Unappropriated earnings	151,443,573	19	90,567,054	13

Refundable deposits	4,834,381	1	2,419,820	-		260,277,442	33	178,119,595	26

Others (Notes 2 and 27)	1,427,662	-	361,696	-	Others (Notes 2, 11 and 25)

					Cumulative translation adjustments	(11,461,047)	(1)	(1,034,256)	-
Total other assets	17,354,091	2	12,601,580	2	Unrealized gain on financial instruments	187,908	-	981,878	-

						(11,273,139)	(1)	(52,378)	-

					Equity attributable to shareholders of the parent	563,949,521	72	492,684,384	72

					MINORITY INTERESTS (Note 2)	4,412,944	1	4,188,353	1

					Total shareholders’ equity	568,362,465	73	496,872,737	73

TOTAL	$783,815,613	100	$680,775,592	100	TOTAL	$783,815,613	100	$680,775,592	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2011		2010
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 26)	$217,895,876		$202,881,161

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	2,010,014		5,732,158

NET SALES	215,885,862	100	197,149,003	100

COST OF SALES (Notes 9, 21 and 26)	113,359,191	52	101,037,403	51

GROSS PROFIT	102,526,671	48	96,111,600	49

OPERATING EXPENSES (Notes 21 and 26)
Research and development	16,456,677	8	13,599,891	7
General and administrative	6,781,342	3	5,403,158	3
Marketing	2,259,365	1	2,512,196	1

Total operating expenses	25,497,384	12	21,515,245	11

INCOME FROM OPERATIONS	77,029,287	36	74,596,355	38

NON-OPERATING INCOME AND GAINS

Interest income	780,503	1	831,500	1
Equity in earnings of equity method investees, net (Notes 2 and 10)	765,485	—	706,236	—
Settlement income (Note 29)	433,425	—	1,278,400	1
Foreign exchange gain, net (Note 2)	419,535	—	101,313	—
Technical service income (Notes 26 and 29)	224,372	—	241,884	—
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 26)	189,020	—	92,288	—
Gain on settlement and disposal of financial assets, net (Notes 2 and 25)	145,908	—	202,114	—
Valuation gain on financial instruments, net (Notes 2, 5 and 25)	—	—	20,468	—
Others (Note 2)	383,128	1	287,693	—

Total non-operating income and gains	3,341,376	2	3,761,896	2

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2011		2010
	Amount	%	Amount	%

NON-OPERATING EXPENSES AND LOSSES
Valuation loss on financial instruments, net (Notes 2, 5 and 25)	$280,630	1	$-	-
Interest expense	243,261	-	184,947	-
Loss on disposal of property, plant and equipment (Note 2)	156,761	-	943	-
Impairment loss on idle assets (Note 2)	58,478	-	319	-
Impairment of financial assets (Notes 2, 12 and 25)	58,096	-	112,313	-
Casualty loss (Note 9)	-	-	194,137	-
Others (Note 2)	206,318	-	152,685	-

Total non-operating expenses and losses	1,003,544	1	645,344	-

INCOME BEFORE INCOME TAX	79,367,119	37	77,712,907	40

INCOME TAX EXPENSE (Notes 2 and 20)	6,911,828	3	3,421,357	2

NET INCOME	$72,455,291	34	$74,291,550	38

ATTRIBUTABLE TO:
Shareholders of the parent	$72,228,107	34	$73,945,033	38
Minority interests	227,184	-	346,517	-

	$72,455,291	34	$74,291,550	38

	2011		2010
	Income Attributable to Shareholders of the Parent		Income Attributable to Shareholders of the Parent
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax

EARNINGS PER SHARE (NT$, Note 24)
Basic earnings per share	$ 3.05	$ 2.79	$ 2.99	$ 2.85

Diluted earnings per share	$ 3.05	$ 2.79	$ 2.98	$ 2.85

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
								Others
	Capital Stock - Common Stock			Retained Earnings				Cumulative	Unrealized Gain (Loss)			Total
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total	Translation Adjustments	On Financial Instruments	Total	Minority Interests	Shareholders’ Equity

BALANCE, JANUARY 1, 2011	25,910,078	$259,100,787	$55,698,434	$86,239,494	$1,313,047	$178,227,030	$265,779,571	$(6,543,163)	$109,289	$574,144,918	$4,559,487	$578,704,405
Appropriations of prior year’s earnings
Legal capital reserve	-	-	-	16,160,501	-	(16,160,501)	-	-	-	-	-	-
Special capital reserve	-	-	-	-	5,120,827	(5,120,827)	-	-	-	-	-	-
Cash dividends to shareholders - NT$3.00 per share	-	-	-	-	-	(77,730,236)	(77,730,236)	-	-	(77,730,236)	-	(77,730,236)

Net income for the six months ended June 30, 2011	-	-	-	-	-	72,228,107	72,228,107	-	-	72,228,107	227,184	72,455,291

Adjustment arising from changes in percentage of ownership in equity method investees	-	-	14,643	-	-	-	-	-	-	14,643	(11,995)	2,648

Translation adjustments	-	-	-	-	-	-	-	(4,917,884)	-	(4,917,884)	18,400	(4,899,484)

Issuance of stock from exercising employee stock options	4,205	42,044	89,310	-	-	-	-	-	-	131,354	-	131,354

Net changes of valuation gain/loss on available-for-sale financial assets	-	-	-	-	-	-	-	-	95,888	95,888	(1,958)	93,930

Net change in shareholders’ equity from equity method investees	-	-	-	-	-	-	-	-	(17,419)	(17,419)	-	(17,419)

Net change in unrealized loss on hedging derivative financial instruments	-	-	-	-	-	-	-	-	150	150	216	366

Decrease in minority interests	-	-	-	-	-	-	-	-	-	-	(378,390)	(378,390)

BALANCE, JUNE 30, 2011	25,914,283	$259,142,831	$55,802,387	$102,399,995	$6,433,874	$151,443,573	$260,277,442	$(11,461,047)	$187,908	$563,949,521	$4,412,944	$568,362,465

BALANCE, JANUARY 1, 2010	25,902,706	$259,027,066	$55,486,010	$77,317,710	$-	$104,564,972	$181,882,682	$(1,766,667)	$453,621	$495,082,712	$3,965,836	$499,048,548

Appropriations of prior year’s earnings
Legal capital reserve	-	-	-	8,921,784	-	(8,921,784)	-	-	-	-	-	-
Special capital reserve	-	-	-	-	1,313,047	(1,313,047)	-	-	-	-	-	-
Cash dividends to shareholders - NT$3.00 per share	-	-	-	-	-	(77,708,120)	(77,708,120)	-	-	(77,708,120)	-	(77,708,120)

Net income for the six months ended June 30, 2010	-	-	-	-	-	73,945,033	73,945,033	-	-	73,945,033	346,517	74,291,550

Adjustment arising from changes in percentage of ownership in equity method investees	-	-	711	-	-	-	-	-	-	711	1,063	1,774

Translation adjustments	-	-	-	-	-	-	-	732,411	-	732,411	(6,137)	726,274

Issuance of stock from exercising employee stock options	2,311	23,106	62,508	-	-	-	-	-	-	85,614	-	85,614

Net changes of valuation gain/loss on available-for-sale financial assets	-	-	-	-	-	-	-	-	501,091	501,091	15,894	516,985

Net change in shareholders’ equity from equity method investees	-	-	17,766	-	-	-	-	-	27,478	45,244	31,702	76,946

Net change in unrealized loss on hedging derivative financial instruments	-	-	-	-	-	-	-	-	(312)	(312)	(449)	(761)

Decrease in minority interests	-	-	-	-	-	-	-	-	-	-	(166,073)	(166,073)

BALANCE, JUNE 30, 2010	25,905,017	$259,050,172	$55,566,995	$86,239,494	$1,313,047	$90,567,054	$178,119,595	$(1,034,256)	$981,878	$492,684,384	$4,188,353	$496,872,737

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars)

	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$72,228,107	$73,945,033
Net income attributable to minority interests	227,184	346,517
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	51,974,504	42,133,803
Amortization of premium/discount of financial assets	15,015	15,974
Impairment of financial assets	58,096	112,313
Gain on disposal of available-for-sale financial assets, net	(126,488)	(117,487)
Gain on disposal of financial assets carried at cost, net	(19,420)	(84,627)
Equity in earnings of equity method investees, net	(765,485)	(706,236)
Cash dividends received from equity method investees	1,914,392	-
Gain on disposal of property, plant and equipment and other assets, net	(32,259)	(91,345)
Impairment loss on idle assets	58,478	319
Deferred income tax	427,314	(855,556)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	(16,845)	362,386
Receivables from related parties	355	(18,276)
Notes and accounts receivable	(1,461,719)	(10,154,108)
Allowance for doubtful receivables	(10,029)	54,616
Allowance for sales returns and others	(1,734,312)	(2,561,919)
Other receivables from related parties	(79,870)	(55,607)
Other financial assets	57,357	332,211
Inventories	(3,117,222)	(3,886,145)
Prepaid expenses and other current assets	(443,426)	(564,147)
Increase (decrease) in:
Accounts payable	(2,075,757)	1,058,991
Payables to related parties	674,926	531,538
Income tax payable	(1,079,857)	(5,279,149)
Accrued profit sharing to employees and bonus to directors and supervisors	4,903,524	5,079,128
Accrued expenses and other current liabilities	(1,974,219)	(4,588,051)
Accrued pension cost	35,099	(3,316)
Deferred credits	(96,009)	(46,922)

Net cash provided by operating activities	119,541,434	94,959,938

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars)

	2011	2010
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	$(146,142,855)	$(98,857,482)
Available-for-sale financial assets	(34,726,013)	(32,605,392)
Held-to-maturity financial assets	-	(3,829,368)
Investments accounted for using equity method	-	(6,242,350)
Financial assets carried at cost	(123,159)	(1,722,949)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	58,501,445	21,375,053
Held-to-maturity financial assets	2,675,000	11,595,000
Financial assets carried at cost	207,333	180,494
Property, plant and equipment and other assets	551,208	112,142
Increase in deferred charges	(823,351)	(801,055)
Decrease in refundable deposits	3,843,589	313,323
Decrease (increase) in other assets	13,094	(14,996)

Net cash used in investing activities	(116,023,709)	(110,497,580)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	1,926,937	18,082,602
Proceeds from long-term bank loans	2,100,000	-
Repayment of long-term bank loans	(1,142,968)	(221,035)
Decrease in other long-term payables	(890,000)	(1,113,193)
Decrease in guarantee deposits	(267,500)	(128,394)
Proceeds from donation	-	49,021
Proceeds from exercise of employee stock options	131,354	85,614
Increase in minority interests	18,601	18,039

Net cash provided by financing activities	1,876,424	16,772,654

NET INCREASE IN CASH AND CASH EQUIVALENTS	5,394,149	1,235,012

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(2,302,326)	(25,135)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	147,886,955	171,276,341

CASH AND CASH EQUIVALENTS, END OF PERIOD	$150,978,778	$172,486,218

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$307,448	$241,794

Income tax paid	$7,605,291	$9,556,350

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars)

	2011	2010

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$141,371,625	$95,565,097
Decrease in payables to contractors and equipment suppliers	4,772,583	3,415,305
Nonmonetary exchange trade-out price	(1,353)	(122,920)

Cash paid	$146,142,855	$98,857,482

Disposal of property, plant and equipment and other assets	$552,561	$235,062
Nonmonetary exchange trade-out price	(1,353)	(122,920)

Cash received	$551,208	$112,142

Acquisition of available-for-sale financial assets	$34,662,414	$32,630,717
Increase in accrued expenses and other current liabilities	63,599	(25,325)

Cash paid	$34,726,013	$32,605,392

Disposal of available-for-sale financial assets	$58,591,994	$21,375,053
Increase in other financial assets	(90,549)	-

Cash received	$58,501,445	$21,375,053

NON-CASH FINANCING ACTIVITIES
Current portion of bonds payable	$4,500,000	$-

Current portion of long-term bank loans	$-	$889,275

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$3,916,796	$1,301,510

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. Beginning in 2010, TSMC also engages in the researching, developing, designing, manufacturing and selling of solid state lighting devices and related applications products and systems, and renewable energy and efficiency related technologies and products. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

As of June 30, 2011 and 2010, TSMC and its subsidiaries had 35,979 and 29,585 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Significant accounting policies are summarized as follows:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC’s ownership percentage is less than 50% but over which TSMC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities were as follows:

		Percentage of Ownership June 30
Name of Investor	Name of Investee	2011	2010	Remark
TSMC	TSMC North America	100%	100%	-
	TSMC Japan Limited (TSMC Japan)	100%	100%	-
	TSMC Partners, Ltd. (TSMC Partners)	100%	100%	-
	TSMC Korea Limited (TSMC Korea)	100%	100%	-
	TSMC Europe B.V. (TSMC Europe)	100%	100%	-
	TSMC Global Ltd. (TSMC Global)	100%	100%	-
	TSMC China Company Limited (TSMC China)	100%	100%	-
	VentureTech Alliance Fund III, L.P. (VTAF III)	99%	99%	-
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	98%	-
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	99.5%	-
	Global Unichip Corporation (GUC)	35%	35%	TSMC has a controlling interest over the financial, operating and personnel hiring decisions of GUC
	Xintec Inc. (Xintec)	41%	41%	TSMC obtained three out of five director positions and has a controlling interest in Xintec
	TSMC Solar North America, Inc. (TSMC Solar NA)	100%	-	Established in September 2010
	TSMC Lighting North America, Inc. (TSMC Lighting NA)	100%	-	Established in September 2010
	TSMC Solar Europe B.V. (TSMC Solar Europe)	100%	-	Established in September 2010

TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	100%	100%	-
	TSMC Technology, Inc. (TSMC Technology)	100%	100%	-
	TSMC Development, Inc. (TSMC Development)	100%	100%	-
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	97%	-
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	97%	97%	-

TSMC Development	WaferTech, LLC (WaferTech)	100%	100%	-

VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	57%	59%	-
	Growth Fund Limited (Growth Fund)	100%	100%	-

VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	100%	100%	-

GUC	Global Unichip Corp.-NA (GUC-NA)	100%	100%	-
	Global Unichip Japan Co., Ltd. (GUC-Japan)	100%	100%	-
	Global Unichip Europe B.V. (GUC-Europe)	100%	100%	-
	Global Unichip (BVI) Corp. (GUC-BVI)	100%	100%	-

GUC-BVI	Global Unichip (Shanghai) Company, Limited (GUC-Shanghai)	100%	100%	Established in January 2010

TSMC Solar Europe	TSMC Solar Europe GmbH	100%	-	Established in December 2010

The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated investees as of June 30, 2011:

TSMC North America is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC Japan, TSMC Korea and TSMC Europe are engaged mainly in marketing or customer service, engineering and technical supporting activities. TSMC Partners is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Global and TSMC Development are engaged in investing activities. TSMC China is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers. Emerging Alliance, VTAF II, VTAF III, VTA Holdings, ISDF, ISDF II, and Growth Fund are engaged in investing in new start-up technology companies. TSMC Canada and TSMC Technology are engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. GUC is engaged in researching, developing, manufacturing, testing and marketing of integrated circuits. GUC-NA, GUC-Japan, GUC-Europe, and GUC-Shanghai are engaged in providing products consulting in North America, Japan, Europe, and China, respectively. GUC-BVI is engaged in investing activities. Xintec is engaged in the provision of wafer packaging service. TSMC Solar NA is engaged in selling and marketing of solar related products. TSMC Lighting NA is engaged in selling and marketing of solid state lighting related products. TSMC Solar Europe is engaged in investing activities of solar related business. TSMC Solar Europe GmbH is engaged in the selling and customer service of solar cell modules and related products. Mutual-Pak is engaged in the manufacturing and selling of electronic parts and researching, developing and testing of RFID.

The Company will transfer solar and solid state lighting businesses to its wholly-owned, newly incorporated subsidiaries as part of the strategic planning in the third quarter of 2011.

TSMC together with its subsidiaries are hereinafter referred to collectively as the “Company.”

Minority interests in the aforementioned subsidiaries are presented as a separate component of shareholders’ equity.

Foreign-currency Transactions and Translation of Foreign-currency Financial Statements

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities - spot rates at period-end; shareholders’ equity - historical rates; income and expenses - average rates during the period. The resulting translation adjustments are recorded as a separate component of shareholders’ equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds and corporate bonds acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value due to their short term nature.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is determined as follows: Open-end mutual funds and money market funds - net asset values at the end of the period; publicly traded stocks - closing prices at the end of the period; and other debt securities - average of bid and asked prices at the end of the period.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Hedging Derivative Financial Instruments

Hedge derivatives are mainly derivatives instruments that are for cash flow hedge purposes and determined to be an effective hedge. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in shareholders’ equity. The amount recognized in shareholders’ equity is recognized in profit or loss in the same period or period during which the hedged forecast transaction or an asset or liability arising from the hedged forecast transaction affects profit or loss. However, if all or a portion of a loss recognized in shareholders’ equity is not expected to be recovered in the future, the amount that is not expected to be recovered is reclassified into profit or loss.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectability of receivables. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

TSMC’s provision was originally set at 1% of the amount of outstanding receivables. On January 1, 2011, the Company adopted the third revision of Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments: Recognition and Measurement.” One of the main revisions is that the impairment of receivables originated by the Company is subject to the provisions of SFAS No. 34. Companies are required to evaluate for indication of impairment of accounts receivable based on an individual and collective basis at the end of each reporting period. When objective evidence indicates that the estimated future cash flow of accounts receivable decreases as a result of one or more events that occurred after the initial recognition of the accounts receivable, such accounts receivable are deemed to be impaired.

Because of the Company’s short average collection period, the amount of the impairment loss recognized is the difference between the carrying amount of accounts receivable and estimated future cash flows without considering the discounting effect. Changes in the carrying amount of the allowance account are recognized as bad debt in loss which is recorded in the operating expenses - general and administrative. When accounts receivable are considered uncollectable, the amount is written off against the allowance account.

Inventories

Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.

Inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees or from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Property, Plant and Equipment and Assets Leased to Others

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the inception date of the lease, with the corresponding amount recorded as obligations under capital leases. Borrowing costs directly attributable to the acquisition or construction of property, plant and equipment are capitalized as part of the cost of those assets. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: land improvements - 20 years; buildings - 10 to 20 years; machinery and equipment - 3 to 5 years; office equipment - 3 to 15 years; and leased assets - 20 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually, or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable. If an event occurs or circumstances change which indicate that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and patent and others. The amounts are amortized over the following periods: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 2 to 5 years; patent and others - the economic life or contract period. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expense when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, net operating loss carryforwards and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery and equipment, research and development expenditures and personnel training expenditures are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment.” The Company did not grant or modify any employee stock options since January 1, 2008.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer; price is fixed or determinable, and collectability is reasonably assured. Provisions for estimated sales returns and other allowances are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

3.	ACCOUNTING CHANGES

On January 1, 2011, the Company prospectively adopted the newly revised Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments: Recognition and Measurement.” The main revisions include (1) finance lease receivables are now covered by SFAS No. 34; (2) the scope of the applicability of SFAS No. 34 to insurance contracts is amended; (3) loans and receivables originated by the Company are now covered by SFAS No. 34; (4) additional guidelines on impairment testing of financial assets carried at amortized cost when the debtor has financial difficulties and the terms of obligations have been modified; and (5) accounting treatment by a debtor for modifications in the terms of obligations. This accounting change did not have a significant effect on the Company’s consolidated financial statements as of and for the period ended June 30, 2011.

On January 1, 2011, the Company adopted the newly issued SFAS No. 41, “Operating Segments.” The statement requires identification and disclosure of operating segments on the basis of how the Company’s chief operating decision maker regularly reviews information in order to allocate resources and assess performance. This statement supersedes SFAS No. 20, “Segment Reporting.” The Company conformed to the disclosure requirements as of and for the six months ended June 30, 2011. The information for the six months ended June 30, 2010 has been recast to reflect the new segment reporting requirement.

4.	CASH AND CASH EQUIVALENTS

	June 30
	2011	2010

Cash and deposits in banks	$146,846,110	$170,424,269
Repurchase agreements collateralized by government bonds	4,132,668	1,900,560
Corporate bonds	-	161,389

	$150,978,778	$172,486,218

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30
	2011	2010

Trading financial assets

Forward exchange contracts	$2,326	$101
Cross currency swap contracts	17,455	378

	$19,781	$479

Trading financial liabilities

Forward exchange contracts	$15,052	$16,724
Cross currency swap contracts	-	160,085

	$15,052	$176,809

The Company entered into derivative contracts during the six months ended June 30, 2011 and 2010 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Thousands)

June 30, 2011

Sell RMB/Buy US$	July 2011	RMB2,214,192/US$342,000
Sell EUR/Buy US$	July 2011	EUR3,530/US$5,090
Sell US$/Buy JPY	July 2011	US$9,606/JPY775,330
Sell US$/Buy EUR	July 2011	US$1,317/EUR928
Sell US$/Buy NT$	July 2011 to August 2011	US$17,750/NT$509,851

June 30, 2010

Sell EUR/Buy NT$	July 2010	EUR14,000/NT$549,304
Sell US$/Buy NT$	July 2010 to September 2010	US$53,000/NT$1,693,574

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

June 30, 2011

July 2011	US$128,000/NT$3,699,250	0.46%-1.01%	0.00%-0.00%

June 30, 2010

July 2010 to August 2010	US$615,000/NT$19,689,710	0.41%-0.67%	0.00%-0.00%

For the six months ended June 30, 2011 and 2010, changes in fair value related to derivative financial instruments recognized in earnings was a net loss of NT$280,630 thousand and a net gain of NT$20,468 thousand, respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30
	2011	2010

Publicly traded stocks	$4,747,679	$1,231,430
Open-end mutual funds	450,897	-
Money market funds	9,573	301,888
Corporate bonds	-	14,463,446
Agency bonds	-	9,056,945
Government bonds	-	3,010,629

	5,208,149	28,064,338
Current portion	(5,208,149)	(27,024,422)

	$-	$1,039,916

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	June 30
	2011	2010

Corporate bonds	$9,804,306	$16,305,354
Government bonds	431,535	484,170
Structured time deposits	-	1,000,000

	10,235,841	17,789,524
Current portion	(2,924,804)	(7,031,587)

	$7,311,037	$10,757,937

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal Amount	Interest Receivable	Range of Interest Rates	Maturity Date
June 30, 2010

Callable domestic deposits	$1,000,000	$819	0.36%	July 2010

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS

Movements of the allowance for doubtful receivables were as follows:

	Six Months Ended June 30
	2011	2010

Balance, beginning of period	$504,029	$543,325
Provision (reversal)	(3,231)	54,616
Write-off	(6,798)	-

Balance, end of period	$494,000	$597,941

Movements of the allowance for sales returns and others were as follows:

	Six Months Ended June 30
	2011	2010

Balance, beginning of period	$7,546,264	$8,724,481
Provision	2,010,014	5,732,158
Write-off	(3,744,326)	(8,294,077)

Balance, end of period	$5,811,952	$6,162,562

9.	INVENTORIES

	June 30
	2011	2010

Finished goods	$7,700,105	$2,686,661
Work in process	19,037,429	18,089,759
Raw materials	2,489,598	2,360,766
Supplies and spare parts	2,296,074	1,662,710

	$31,523,206	$24,799,896

Write-downs of inventories to net realizable value in the amount of NT$315,552 thousand and NT$41,804 thousand, respectively, were included in the cost of sales for the six months ended June 30, 2011 and 2010. Inventory losses related to earthquake damage in the amount of NT$194,137 thousand were classified under non-operating expenses and losses for the six months ended June 30, 2010.

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30
	2011		2010
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship

Common stock
Vanguard International Semiconductor Corporation (VIS)	$9,110,898	38	$9,233,879	38
Motech Industries Inc. (Motech)	6,132,395	20	6,225,880	20
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	5,519,534	39	6,727,380	39
VisEra Holding Company (VisEra Holding)	2,594,382	49	2,364,034	49
Mcube Inc. (Mcube)	-	83	-	70
Aiconn Technology Corporation (Aiconn)	-	-	24,848	43
Preferred stock
Mcube	-	6	22,329	10

	$23,357,209		$24,598,350

The Company originally owned 43% of Aiconn, which was merged with Accton Wireless Broadband Corp. (Accton) in March 2011. As a result of the merger, the Company’s equity investment in Aiconn was exchanged for equity of Accton and the Company did not exercise significant influence over Accton. Therefore, the aforementioned investment was reclassified to financial assets carried at cost.

In February 2010, the Company subscribed to 75,316 thousand shares of Motech through a private placement for NT$6,228,661 thousand; after the subscription, the Company’s percentage of ownership in Motech was 20%. Transfer of the aforementioned common shares within three years is prohibited according to the related regulations.

For the six months ended June 30, 2011 and 2010, equity in earnings/losses of equity method investees was a net gain of NT$765,485 thousand and NT$706,236 thousand, respectively. Related equity in earnings/losses of equity method investees were determined based on the audited financial statements, except for Aiconn and Mcube. The Company believes that, had the aforementioned equity method investees’ financial statements been audited, any adjustments arising would have no material effect on the Company’s consolidated financial statements.

As of June 30, 2011 and 2010, the quoted market price of publicly traded stocks in unrestricted investments accounted for using the equity method (VIS) was NT$9,391,941 thousand and NT$8,229,728 thousand, respectively.

Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Six Months Ended June 30
	2011	2010

Balance, beginning of period	$2,491,891	$1,391,500
Additions	-	2,055,660
Deductions	(464,204)	(459,995)

Balance, end of period	$2,027,687	$2,987,165

Movements of the difference allocated to goodwill were as follows:

	Six Months Ended June 30
	2011	2010

Balance, beginning of period	$1,415,565	$1,061,885
Additions	-	353,680

Balance, end of period	$1,415,565	$1,415,565

11.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	June 30
	2011	2010

Hedging derivative financial liabilities

Interest rate swap contract	$448	$761

The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates. The outstanding interest rate swap contract consisted of the following:

Contract Amount (In Thousands)	Maturity Date	Range of Interest Rates Paid	Range of Interest Rates Received

June 30, 2011

NT$104,000	August 31, 2012	1.38%	0.63%-0.77%

June 30, 2010

NT$140,000	August 31, 2012	1.38%	0.49%-0.56%

For the six months ended June 30, 2011 and 2010, the adjustment for current period to shareholders’ equity amounted to losses of NT$51 thousand and NT$761 thousand, respectively; and the amount removed from shareholders’ equity and recognized as a loss amount from the above interest rate swap contract amounted to NT$417 thousand and nil, respectively.

12.	FINANCIAL ASSETS CARRIED AT COST

	June 30
	2011	2010

Non-publicly traded stocks	$3,873,038	$4,406,165
Mutual Funds	303,096	159,251

	$4,176,134	$4,565,416

In June, 2010, the Company invested in Stion Corporation (Stion, a United States corporation) for US$50,000 thousand and obtained Stion’s preferred stock of 7,347 thousand shares with 23.4% of ownership. Stion is engaged in the manufacturing of high-efficiency thin-film solar photovoltaic modules. Due to certain restrictions contained in the investment agreements, the Company does not have the ability to exert significant influence over Stion’s operating and financial policies. Therefore, the investment was classified under financial assets carried at cost.

The common stock of Capella Microsystems (Taiwan), Inc. and Integrated Memory Logic Limited was listed on the Taiwan GreTai Securities Market and Taiwan Stock Exchange in June 2010 and May 2010, respectively. Thus, the Company reclassified the aforementioned investments from financial assets carried at cost to available-for-sale financial assets.

For the six months ended June 30, 2011 and 2010, the Company recognized impairment on financial assets carried at cost of NT$58,096 thousand and NT$112,313 thousand, respectively.

13.	PROPERTY, PLANT AND EQUIPMENT

	Six Months Ended June 30, 2011
	Balance, Beginning of Period	Additions	Disposals	Reclassification	Effect of Exchange Rate Changes	Balance, End of Period

Cost
Land and land improvements	$891,197	$652,011	$-	$-	$(41,580)	$1,501,628
Buildings	145,966,024	21,229,337	(11,175)	-	(703,142)	166,481,044
Machinery and equipment	913,155,252	103,468,002	(1,269,051)	(27,667)	(2,709,480)	1,012,617,056
Office equipment	14,856,582	1,547,909	(263,236)	(72,041)	(92,820)	15,976,394
Leased asset	701,552	-	-	-	(24,466)	677,086

	1,075,570,607	$126,897,259	$(1,543,462)	$(99,708)	$(3,571,488)	1,197,253,208

Accumulated depreciation
Land and land improvements	328,792	$13,262	$-	$-	$(17,453)	324,601
Buildings	90,472,703	4,948,164	(9,762)	-	(395,735)	95,015,370
Machinery and equipment	671,268,636	45,160,196	(1,199,592)	(15,678)	(2,600,763)	712,612,799
Office equipment	10,957,676	677,330	(262,389)	(13,563)	(79,126)	11,279,928
Leased asset	250,350	16,752	-	-	(8,807)	258,295

	773,278,157	$50,815,704	$(1,471,743)	$(29,241)	$(3,101,884)	819,490,993

Advance payments and construction in progress	86,151,573	$14,474,366	$(448,583)	$(4,798)	$(47,361)	100,125,197

	$388,444,023					$477,887,412

	Six Months Ended June 30, 2010
	Balance, Beginning of Period	Additions	Disposals	Reclassification	Effect of Exchange Rate Changes	Balance, End of Period
Cost
Land and land improvements	$934,090	$-	$-	$-	$6,446	$940,536
Buildings	142,294,558	2,081,050	(95)	4,411	194,915	144,574,839
Machinery and equipment	775,653,489	89,586,772	(753,266)	179,975	586,651	865,253,621
Office equipment	13,667,747	1,027,986	(286,143)	1,033	17,360	14,427,983
Leased asset	714,424	-	-	-	10,155	724,579

	933,264,308	$92,695,808	$(1,039,504)	$185,419	$815,527	1,025,921,558

Accumulated depreciation
Land and land improvements	317,580	$14,534	$-	$-	$2,639	334,753
Buildings	81,821,718	4,635,532	(95)	-	96,026	86,553,181
Machinery and equipment	600,795,474	35,792,744	(711,714)	132,824	422,640	636,431,968
Office equipment	10,589,349	566,268	(286,045)	(442)	15,274	10,884,404
Leased asset	219,765	17,580	-	-	3,432	240,777

	693,743,886	$41,026,658	$(997,854)	$132,382	$540,011	734,445,083

Advance payments and construction in progress	34,154,365	$2,896,829	$-	$(61,485)	$4,142	36,993,851

	$273,674,787					$328,470,326

The Company entered into agreements to lease buildings that qualify as capital leases. The term of the leases is from December 2003 to December 2013. The future minimum lease payments as of June 30, 2011 were NT$746,338 thousand.

During the six months ended June 30, 2011, Xintec capitalized the borrowing costs directly attributable to the acquisition or construction of property, plant and equipment. Information about capitalized interest was as follows:

Six Months Ended June 30, 2011

Capitalized interest	$3,099
Capitalization rates	1.07%-1.29%

14.	DEFERRED CHARGES, NET

	Six Months Ended June 30, 2011
	Balance, Beginning of Period	Additions	Amortization	Reclassification	Effect of Exchange Rate Changes	Balance, End of Period

Technology license fee	$2,455,348	$-	$(370,460)	$-	$(491)	$2,084,397
Software and system design costs	2,333,271	697,679	(584,553)	-	(188)	2,446,209
Patent and others	1,238,466	125,672	(200,457)	-	(3,425)	1,160,256

	$6,027,085	$823,351	$(1,155,470)	$-	$(4,104)	$5,690,862

	Six Months Ended June 30, 2010
	Balance, Beginning of Period	Additions	Amortization	Reclassification	Effect of Exchange Rate Changes	Balance, End of Period

Technology license fee	$3,230,624	$-	$(410,023)	$-	$339	$2,820,940
Software and system design costs	1,834,528	782,001	(501,989)	4,860	132	2,119,532
Patent and others	1,393,402	19,054	(192,263)	-	1,446	1,221,639

	$6,458,554	$801,055	$(1,104,275)	$4,860	$1,917	$6,162,111

15.	SHORT-TERM LOANS

	June 30
	2011	2010
Unsecured loans:
US$922,000 thousand and EUR 158,350 thousand, due in July 2011, and annual interest at 0.35%-1.53% in 2011; US$560,200 thousand, due in February 2011, and annual interest at 0.51%-1.19% in 2010	$33,140,881	$18,082,602

16.	BONDS PAYABLE

	June 30
	2011	2010

Domestic unsecured bonds
Issued in January 2002 and repayable in January 2012, 3.00% interest payable annually	$4,500,000	$4,500,000
Current portion	(4,500,000)	-

	$-	$4,500,000

17.	LONG-TERM BANK LOANS

	June 30
	2011	2010
Bank loans for working capital:
Repayable in full in one lump sum payment in March 2013, annual interest at 1.02%-1.14%	$500,000	$-
Repayable in full in one lump sum payment in June 2016, annual interest at 1.00%	500,000	-
Repayable from July 2012 in 16 quarterly installments, annual interest at 1.11%	300,000	-
Repayable from September 2012 in 16 quarterly installments, annual interest at 1.13%	200,000	-
Secured loans:
Repayable from August 2009 in 17 quarterly installments, annual interest at 0.66%-1.12% in 2010, repayable in full in one lump sum payment in June 2011	-	667,453
US$20,000 thousand, repayable in full in one lump sum payment in November 2010, annual interest at 0.68%-0.83% in 2010	-	646,493

	1,500,000	1,313,946
Current portion	-	(889,275)

	$1,500,000	$424,671

Pursuant to the loan agreements, financial ratios calculated based on semi-annual and annual financial statements of Xintec must comply with predetermined financial covenants. As of June 30, 2011, Xintec was in compliance with all such financial covenants.

As of June 30, 2011, future principal repayments for the long-term bank loans were as follows:

Year of Repayment	Amount

2012	$62,500
2013	625,000
2014	125,000
2015	125,000
2016	562,500

$1,500,000

18.	OTHER LONG-TERM PAYABLES

	June 30
	2011	2010

Payables for acquisition of property, plant and equipment (Note 29g)	$5,975,328	$7,343,587
Payables for royalties	982,215	921,171

	6,957,543	8,264,758
Current portion (classified under accrued expenses and other current liabilities)	(3,916,796)	(1,301,510)

	$3,040,747	$6,963,248

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.

As of June 30, 2011, future payments for other long-term payables were as follows:

Year of Payment	Amount

2011 (3rd and 4th quarter)	$2,408,847
2012	4,547,585
2013	1,111

$6,957,543

19.	PENSION PLANS

The pension mechanism under the Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, TSMC, GUC, Xintec and Mutual-Pak have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Europe, TSMC Canada, TSMC Solar NA and TSMC Solar Europe GmbH are required by local regulations to make monthly contributions at certain percentages of the basic salary of their employees. Pursuant to the aforementioned Act and local regulations, the Company recognized pension costs of NT$643,427 thousand and NT$475,476 thousand for the six months ended June 30, 2011 and 2010, respectively.

TSMC, GUC and Xintec have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s service years and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the name of the committees in the Bank of Taiwan. The Company recognized pension costs of NT$152,007 thousand and NT$127,163 thousand for the six months ended June 30, 2011 and 2010, respectively.

Movements in the Funds and accrued pension cost under the defined benefit plans were summarized as follows:

	Six Months Ended June 30
	2011	2010

The Funds
Balance, beginning of period	$2,888,852	$2,644,988
Contributions	117,943	114,789
Interest	27,247	41,379
Payments	(3,833)	(7,690)

Balance, end of period	$3,030,209	$2,793,466

Accrued pension cost
Balance, beginning of period	$3,812,351	$3,797,032
Accruals (payments)	35,099	(3,316)

Balance, end of period	$3,847,450	$3,793,716

20.	INCOME TAX

a.	A reconciliation of income tax expense based on “income before income tax” at the statutory rates and income tax currently payable was as follows:

	Six Months Ended June 30
	2011	2010

Income tax expense based on “income before income tax” at statutory rates	$14,251,401	$13,937,439
Tax effect of the following:
Tax-exempt income	(7,473,169)	(7,429,421)
Temporary and permanent differences	(1,167,458)	(592,228)
Additional income tax under the Alternative Minimum Tax Act	102,078	-
Additional tax at 10% on unappropriated earnings	6,293,384	138,243
Net operating loss carryforwards used	(280,030)	(258,790)
Investment tax credits used	(5,808,363)	(2,477,471)

Income tax currently payable	$5,917,843	$3,317,772

b.	Income tax expense consisted of the following:

	Six Months Ended June 30
	2011	2010

Income tax currently payable	$5,917,843	$3,317,772
Income tax adjustments on prior years	468,261	978,248
Other income tax adjustments	112,079	(20,579)
Net change in deferred income tax assets
Investment tax credits	2,881,494	(4,858,856)
Net operating loss carryforwards	267,497	271,499
Temporary differences	305,770	104,224
Valuation allowance	(3,041,116)	3,629,049

Income tax expense	$6,911,828	$3,421,357

c.	Net deferred income tax assets consisted of the following:

	June 30
	2011	2010

Current deferred income tax assets
Investment tax credits	$642,258	$2,607,819
Temporary differences
Allowance for sales returns and others	501,163	546,457
Unrealized gain/loss on financial instruments	44,719	-
Others	241,675	406,799
Valuation allowance	(256,333)	(166,971)

	$1,173,482	$3,394,104

Noncurrent deferred income tax assets
Investment tax credits	$19,094,481	$17,739,753
Net operating loss carryforwards	2,327,943	3,192,281
Temporary differences
Depreciation	2,057,063	2,167,480
Others	568,399	461,411
Valuation allowance	(12,955,838)	(13,740,861)

	$11,092,048	$9,820,064

Effective in June 2010, the Article 5 of the Income Tax Law of the Republic of China was amended, in which the income tax rate of profit-seeking enterprises would be reduced from 20% to 17%. The last amended income tax rate of 17% is retroactively applied on January 1, 2010. TSMC and its domestic subsidiaries which are subject to the Income Tax Law of the Republic of China recalculated their deferred tax assets in accordance with the new amended Article and adjusted the resulting difference as an income tax expense in 2010. Furthermore, due to the reduced corporate income tax rate, the Company anticipated a decrease in future tax credits allowed for deduction, therefore resulting in higher adjustment to the valuation allowance balance.

Under Article 10 of the Statute for Industrial Innovation (SII) legislated and effective in May 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the period in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that period. This incentive is retroactive to January 1, 2010 and effective until December 31, 2019.

As of June 30, 2011, the net operating loss carryforwards generated by WaferTech, TSMC Development and Mutual-Pak would expire on various dates through 2026.

d.	Integrated income tax information:

The balance of the imputation credit account of TSMC as of June 30, 2011 and 2010 was NT$8,826,775 thousand and NT$10,284,010 thousand, respectively.

The estimated and actual creditable ratios for distribution of TSMC’s earnings of 2010 and 2009 were 4.95% and 9.85%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

f.	As of June 30, 2011, investment tax credits of TSMC, GUC, Xintec and Mutual-Pak consisted of the following:

Law/Statute	Item	Total Creditable Amount	Remaining Creditable Amount	Expiry Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$66,967	$49,085	2011
		3,220,391	300,156	2012
		6,532,763	6,532,763	2013
		7,037,762	7,037,762	2014
		267,796	267,796	2015

		$17,125,679	$14,187,562

Statute for Upgrading Industries	Research and development expenditures	$131,750	$110,375	2011
		2,002,348	229,524	2012
		5,189,821	5,189,821	2013

		$7,323,919	$5,529,720

Statute for Upgrading Industries	Personnel training expenditures	$789	$-	2011
		19,053	1,662	2012
		17,795	17,795	2013

		$37,637	$19,457

Statute for Industrial Innovation	Research and development expenditures	$1,057,867	$-	2011

g.	The profits generated from the following projects of TSMC, GUC and Xintec are exempt from income tax for a five-year period:

Tax-Exemption Period

Construction and expansion of 2003 by TSMC	2007 to 2011
Construction and expansion of 2004 by TSMC	2008 to 2012
Construction and expansion of 2005 by TSMC	2010 to 2014
Construction and expansion of 2003 by GUC	2007 to 2011
Construction and expansion of 2005 and 2006 by GUC	2013 to 2017
Construction and expansion of 2003 by Xintec	2007 to 2011
Construction and expansion of 2002, 2003 and 2006 by Xintec	2010 to 2014

h.	The tax authorities have examined income tax returns of TSMC through 2008. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

21.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Six Months Ended June 30, 2011
	Classified as Cost of Sales	Classified as Operating Expenses	Total

Labor cost
Salary and bonus	$13,846,708	$10,520,519	$24,367,227
Labor and health insurance	670,741	452,636	1,123,377
Pension	484,645	310,789	795,434
Meal	362,150	143,733	505,883
Welfare	354,792	133,363	488,155
Others	48,087	137,778	185,865

	$15,767,123	$11,698,818	$27,465,941

Depreciation	$47,447,398	$3,361,906	$50,809,304

Amortization	$688,981	$466,489	$1,155,470

	Six Months Ended June 30, 2010
	Classified as Cost of Sales	Classified as Operating Expenses	Total

Labor cost
Salary and bonus	$12,478,139	$10,148,701	$22,626,840
Labor and health insurance	442,426	354,389	796,815
Pension	357,336	245,303	602,639
Meal	273,584	115,027	388,611
Welfare	318,834	126,567	445,401
Others	60,875	130,412	191,287

	$13,931,194	$11,120,399	$25,051,593

Depreciation	$38,478,197	$2,540,329	$41,018,526

Amortization	$659,541	$444,734	$1,104,275

22.	SHAREHOLDERS’ EQUITY

As of June 30, 2011, 1,093,731 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,468,654 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of TSMC’s paid-in capital. In addition, the capital surplus from long-term investment may not be used for any purpose.

Capital surplus consisted of the following:

	June 30
	2011	2010

Additional paid-in capital	$23,718,218	$23,520,313
From merger	22,805,390	22,805,390
From convertible bonds	8,893,190	8,893,190
From long-term investments	385,534	348,047
Donations	55	55

	$55,802,387	$55,566,995

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.

Bonus to directors and profit sharing to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

TSMC accrued profit sharing to employees based on certain percentage of net income during the period, which amounted to NT$4,873,630 thousand and NT$4,988,630 thousand for the six months ended June 30, 2011 and 2010, respectively. Bonuses to directors were accrued based on estimated amount of payment. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

TSMC no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

The appropriation for legal capital reserve shall be made until the reserve equals TSMC’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if TSMC has no unappropriated earnings and the reserve balance has exceeded 50% of TSMC’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of TSMC’s paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2010 and 2009 had been approved in the TSMC’s shareholders meetings held on June 9, 2011 and June 15, 2010, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2010	For Fiscal Year 2009	For Fiscal Year 2010	For Fiscal Year 2009

Legal capital reserve	$16,160,501	$8,921,784
Special capital reserve	5,120,827	1,313,047
Cash dividends to shareholders	77,730,236	77,708,120	$3.00	$3.00

	$99,011,564	$87,942,951

TSMC’s profit sharing to employees to be paid in cash and bonus to directors in the amounts of NT$10,908,338 thousand and NT$51,131 thousand for 2010, respectively, and profit sharing to employees to be paid in cash and bonus to directors in the amounts of NT$6,691,338 thousand and NT$67,692 thousand for 2009, respectively, had been approved in the shareholders’ meeting held on June 9, 2011 and June 15, 2010, respectively. The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 15, 2011 and February 9, 2010 and same amount had been charged against earnings of 2010 and 2009, respectively.

The information about the appropriations of TSMC’s profit sharing to employees and bonus to directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

23.	STOCK-BASED COMPENSATION PLANS

TSMC’s Employee Stock Option Plans, consisting of the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share of TSMC when exercised. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of June 30, 2011.

Information about TSMC’s outstanding options for the six months ended June 30, 2011 and 2010 was as follows:

	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

Six months ended June 30, 2011

Balance, beginning of period	21,437	$31.4
Options exercised	(4,205)	31.2

Balance, end of period	17,232	31.6

Six months ended June 30, 2010

Balance, beginning of period	28,810	$33.5
Options exercised	(2,311)	37.1

Balance, end of period	26,499	33.1

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

As of June 30, 2011, information about TSMC’s outstanding options was as follows:

	Options Outstanding
Range of Exercise Price (NT$)	Number of Options (In Thousands)	Weighted-average Remaining Contractual Life (Years)	Weighted-average Exercise Price (NT$)

$20.9-$29.3	13,183	1.74	$27.3
38.0-50.1	4,049	3.43	45.7

	17,232	2.13	31.6

As of June 30, 2011, all of the above outstanding options were exercisable.

GUC’s Employee Stock Option Plans, consisting of the GUC 2003 Plan and GUC 2002 Plan, were approved by its Board of Directors on January 23, 2003 and July 1, 2002, respectively. The maximum number of options authorized to be granted under the GUC 2003 Plan and GUC 2002 Plan was 7,535 and 5,000, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercised. The options may be granted to qualified employees of GUC. The options of all the plans are valid for six years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Moreover, the GUC 2007 Plan, GUC 2006 Plan and GUC 2004 Plan were approved by the SFB on November 28, 2007, July 3, 2006 and August 16, 2004 to grant a maximum of 1,999 options, 3,665 options and 2,500 options, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercised. The options may be granted to qualified employees of GUC or any of its subsidiaries. Except for the options of the GUC 2006 Plan which are valid until August 15, 2011, the options of the other two GUC option plans are valid for six years. Options of all three plans are exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about GUC’s outstanding options for the six months ended June 30, 2011 and 2010 was as follows:

	Number of Options	Weighted- average Exercise Price (NT$)

Six months ended June 30, 2011

Balance, beginning of period	1,787	$ 130.9
Options exercised	(443)	15.3
Options canceled	(109)	175.0

Balance, end of period	1,235	168.5

Six months ended June 30, 2010

Balance, beginning of period	3,810	$ 83.4
Options exercised	(255)	10.9
Options canceled	(304)	130.6

Balance, end of period	3,251	84.6

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by GUC in accordance with the plans.

As of June 30, 2011, information about GUC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted- average Remaining Contractual Life (Years)	Weighted- average Exercise Price (NT$)	Number of Options	Weighted- average Exercise Price (NT$)

$ 15.3	50	0.17	$ 15.3	50	$ 15.3
175.0	1,185	2.50	175.0	592	175.0

	1,235	2.41	168.5	642	162.6

Xintec’s Employee Stock Option Plans, consisting of the Xintec 2007 Plan and Xintec 2006 Plan, were approved by the SFB on June 26, 2007 and July 3, 2006, respectively. The maximum number of options authorized to be granted under the Xintec 2007 Plan and Xintec 2006 Plan was 6,000 thousand each, with each option eligible to subscribe for one common share of Xintec when exercised. The options may be granted to qualified employees of Xintec or any of its subsidiaries. The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about Xintec’s outstanding options for the six months ended June 30, 2011 and 2010 was as follows:

	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

Six months ended June 30, 2011

Balance, beginning of period	1,832	$15.1
Options exercised	(782)	14.2
Options canceled	(26)	17.0

Balance, end of period	1,024	15.8

Six months ended June 30, 2010

Balance, beginning of period	3,960	$14.7
Options exercised	(838)	14.2
Options canceled	(210)	17.1

Balance, end of period	2,912	14.7

The exercise prices have been adjusted to reflect the distribution of earnings by Xintec in accordance with the plans.

As of June 30, 2011, information about Xintec’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Price (NT$)	Number of Options (In Thousands)	Weighted- average Remaining Contractual Life (Years)	Weighted- average Exercise Price (NT$)	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

$ 12.1-$14.0	249	5.26	$ 12.2	245	$ 12.2
15.2-19.1	775	6.18	16.8	562	16.8

	1,024	5.96	15.7	807	15.4

No compensation cost was recognized under the intrinsic value method for the six months ended June 30, 2011 and 2010. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions at the various grant dates and pro forma results of the Company for the six months ended June 30, 2011 and 2010 would have been as follows:

Assumptions:
TSMC	Expected dividend yield	1.00%-3.44%
	Expected volatility	43.77%-46.15%
	Risk free interest rate	3.07%-3.85%
	Expected life	5 years

GUC	Expected dividend yield	0.00%-0.60%
	Expected volatility	22.65%-45.47%
	Risk free interest rate	2.12%-2.56%
	Expected life	3-6 years

Xintec	Expected dividend yield	0.80%
	Expected volatility	31.79%-47.42%
	Risk free interest rate	1.88%-2.45%
	Expected life	3 years

	Six Months Ended June 30
	2011	2010

Net income attributable to shareholders of the parent:
As reported	$ 72,228,107	$ 73,945,033
Pro forma	72,182,896	73,996,839

Earnings per share (EPS) - after income tax (NT$):
Basic EPS as reported	$2.79	$2.85
Pro forma basic EPS	2.79	2.86
Diluted EPS as reported	2.79	2.85
Pro forma diluted EPS	2.78	2.86

24.	EARNINGS PER SHARE

EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before Income Tax	After Income Tax	(Denominator) (In Thousands)	Income Tax	Income Tax

Six months ended June 30, 2011

Basic EPS
Earnings available to common shareholders of the parent	$79,101,956	$72,228,107	25,913,396	$3.05	$2.79

Effect of dilutive potential common shares	-	-	10,331

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common shares)	$79,101,956	$72,228,107	25,923,727	$3.05	$2.79

(Continued)

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before Income Tax	After Income Tax	(Denominator) (In Thousands)	Income Tax	Income Tax

Six months ended June 30, 2010

Basic EPS
Earnings available to common shareholders of the parent	$77,329,932	$73,945,033	25,904,196	$2.99	$2.85

Effect of dilutive potential common shares	-	-	12,245

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common shares)	$77,329,932	$73,945,033	25,916,441	$2.98	$2.85

(Concluded)

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of profit sharing to employees are resolved in the shareholders’ meeting in the following year.

The average number of shares outstanding for EPS calculation has been considered for the effect of retrospective adjustments. This adjustment caused each the basic and diluted after income tax EPS for the six months ended June 30, 2010 to remain at NT$2.85.

25.	DISCLOSURES FOR FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	June 30
	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$19,781	$19,781	$479	$479
Available-for-sale financial assets	5,208,149	5,208,149	28,064,338	28,064,338
Held-to-maturity financial assets	10,235,841	10,335,290	17,789,524	17,938,824
Financial assets carried at cost	4,176,134	-	4,565,416	-

Liabilities

Financial liabilities at fair value through profit or loss	15,052	15,052	176,809	176,809
Hedging derivative financial liabilities	448	448	761	761
Bonds payable (including current portion)	4,500,000	4,528,220	4,500,000	4,556,853
Long-term bank loans (including current portion)	1,500,000	1,500,000	1,313,946	1,313,946
Other long-term payables (including current portion)	6,957,543	6,957,543	8,264,758	8,264,758
Obligations under capital leases	670,865	670,865	717,600	717,600

b.	Methods and assumptions used in estimating fair values of financial instruments

1)

The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, short-term loans, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives and structured time deposits, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)

The fair values of those derivatives and structured time deposits are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Financial assets carried at cost have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

5)	Fair value of bonds payable was based on their quoted market price.

6)	Fair values of long-term bank loans, other long-term payables and obligations under capital leases were based on the present value of expected cash flows, which approximate their carrying amounts.

c.

The changes in fair value of derivatives contracts for the six months ended June 30, 2011 and 2010 estimated using valuation techniques were recognized as net gain of NT$4,729 thousand and net loss of NT$176,330 thousand, respectively.

d.

As of June 30, 2011 and 2010, financial assets exposed to fair value interest rate risk were NT$10,716,092 thousand and NT$44,622,911 thousand, respectively; financial liabilities exposed to fair value interest rate risk were NT$44,302,126 thousand and NT$31,418,522 thousand, respectively; and financial liabilities exposed to cash flow interest rate risk were NT$1,500,448 thousand and NT$1,637,954 thousand, respectively.

e.	Movements of the unrealized gains or losses on financial instruments for the six months ended June 30, 2011 and 2010 were as follows:

	Six Months Ended June 30, 2011
	Form Available- for-sale Financial Assets	Equity Method Investments	Gain (Loss) on Cash Flow Hedges	Total

Balance, beginning of period	$86,158	$23,462	$(331)	$109,289
Recognized directly in shareholders’ equity	183,830	(17,419)	(19)	166,392
Removed from shareholders’ equity and recognized in earnings	(87,942)	-	169	(87,773)

Balance, end of period	$182,046	$6,043	$(181)	$187,908

	Six Months Ended June 30, 2010
	Form Available- for-sale Financial Assets	Equity Method Investments	Gain (Loss) on Cash Flow Hedges	Total

Balance, beginning of period	$424,128	$29,493	$-	$453,621
Recognized directly in shareholders’ equity	614,595	27,478	(312)	641,761
Removed from shareholders’ equity and recognized in earnings	(113,504)	-	-	(113,504)

Balance, end of period	$925,219	$56,971	$(312)	$981,878

f.	Information about financial risk

1)

Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge market the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market exchange rate risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities and publicly traded stock; therefore, the fluctuations in market interest rates and market prices will result in changes in fair values of these debt securities.

2)

Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The Company evaluated whether the financial instruments for any possible counter-parties or third-parties are reputable financial institutions, business enterprises and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk was not significant.

3)

Liquidity risk. The Company has sufficient operating capital and bank facilities to meet cash needs upon settlement of derivative financial instruments, bonds payable and bank loans. Therefore, the liquidity risk is low.

4)

Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates. The long-term bank loans were floating-rate loans. Therefore, changes in the market interest rates will result in changes in the interest rate of the long-term bank loans, which will affect future cash flows.

g.	The Company seeks to reduce the effects of future cash flow related interest rate changes by primarily using derivative financial instruments.

The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates. Information about outstanding interest rate swap contract consisted of the following:

Hedged Item	Hedging Financial Instrument	Fair Value	Expected Cash Flow Generated Period	Expected Timing for the Recognition of Gains or Losses from Hedge

June 30, 2011

Long-term bank loans	Interest rate swap contract	$ (448)	2011 to 2012	2011 to 2012

June 30, 2010

Long-term bank loans	Interest rate swap contract	$ (761)	2010 to 2012	2010 to 2012

26.	RELATED PARTY TRANSACTIONS

Except as disclosed in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:

a.	Investees of TSMC

VIS (accounted for using equity method)

SSMC (accounted for using equity method)

Motech (accounted for using equity method)

b.	VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method by TSMC.

c.	Others

Related parties over which the Company has significant influence but which the Company had no material transactions.

	2011		2010
	Amount	%	Amount	%

For the six months ended June 30

Sales
VIS	$157,325	-	$112,156	-
VisEra	5,735	-	55,133	-
Others	3,166	-	9,041	-

	$166,226	-	$176,330	-

Purchases
VIS	$2,849,371	2	$2,107,449	2
SSMC	1,994,243	2	2,211,401	2
Others	124,673	-	-	-

	$4,968,287	4	$4,318,850	4

	2011		2010
	Amount	%	Amount	%

Manufacturing expenses
VisEra (primarily outsourcing and rent)	$39,862	-	$40,573	-
VIS (rent)	5,902	-	-	-

	$45,764	-	$40,573	-

Research and development expenses
VisEra	$12,927	-	$4,240	-
VIS (primarily rent)	1,984	-	5,291	-
Others	-	-	110	-

	$14,911	-	$9,641	-

Sales of property, plant and equipment and other assets
VIS	$36,008	7	$15,940	16

Purchase of property, plant and equipment
VisEra	$11,110	-	$-	-
VIS	-	-	15,865	-

	$11,110	-	$15,865	-

Non-operating income and gains
VIS (primarily technical service income)	$124,055	4	$158,021	4
SSMC (primarily technical service income)	96,992	3	96,783	3
VisEra (rent)	700	-	-	-

	$221,747	7	$254,804	7

As of June 30

Other receivables
VIS	$514,992	51	$378,802	76
Motech	436,600	44	67,785	14
SSMC	47,445	5	49,217	10
Others	735	-	-	-

	$999,772	100	$495,804	100

Payables
VIS	$1,088,627	70	$856,003	65
SSMC	440,314	29	447,822	34
Others	13,070	1	10,720	1

	$1,542,011	100	$1,314,545	100

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

The Company leased certain office space and facilities from VIS. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under research and development expenses and manufacturing expenses.

The Company leased certain factory building from VisEra. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and classified under manufacturing expenses.

The Company leased certain machinery and equipment to VisEra. The lease terms and prices were determined in accordance with mutual agreements. The rental income was received monthly and the related income was classified under non-operating income and gains.

27.	PLEDGED OR MORTGAGED ASSETS

The Company provided certain assets as collateral mainly for long-term bank loans, land lease agreements and customs duty guarantee, which were as follows:

	June 30
	2011	2010

Other financial assets	$115,728	$498,750
Property, plant and equipment, net	-	2,491,136
Other assets	20,000	20,000

	$135,728	$3,009,886

28.	SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land, factory and office premises from the Science Park Administration and Jhongli Industrial Park Service Center. These operating leases expire on various dates from April 2011 to July 2030 and can be renewed upon expiration.

The Company entered into lease agreements for its office premises and certain equipment located in the United States, Europe, Japan, Shanghai and Taiwan. These operating leases expire between 2011 and 2020 and can be renewed upon expiration.

As of June 30, 2011, future lease payments were as follows:

Year	Amount

2011 (3rd and 4th quarter)	$299,337
2012	591,861
2013	553,483
2014	529,382
2015	496,794
2016 and thereafter	3,562,982

$6,033,839

29.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

Significant commitments and contingencies of the Company as of June 30, 2011, excluding those disclosed in other notes, were as follows:

a.

Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.

Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of June 30, 2011, TSMC had a total of US$15,317 thousand of guarantee deposits.

c.

Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

d.

In August 2006, TSMC filed a lawsuit against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referred to as “SMIC”) in the Superior Court of California for Alameda County for breach of a 2005 agreement that settled an earlier trade secret misappropriation and patent infringement litigation between the parties, as well as for trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against TSMC in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. On June 10, 2009, the Beijing People’s High Court ruled in favor of TSMC and dismissed SMIC’s lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC’s trade secrets. TSMC has subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement, and, conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of Semiconductor Manufacturing International Corporation and a three-year warrant to purchase 695,914,030 common shares (subject to adjustment) of Semiconductor Manufacturing International Corporation at HK$1.30 per share (subject to adjustment). TSMC has received the approval from the Investment Commission of Ministry of Economic Affairs and acquired the above mentioned common shares in July 2010 and obtained the subsequent cash settlement income in accordance with the agreement.

e.

In June 2010, Keranos, LLC. filed a lawsuit in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents are invalid. The outcome of these two litigations cannot be determined at this time.

f.

In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of allegedly infringing six U.S. patents. This litigation is in its very early stages and therefore the outcome of the case cannot be determined at this time.

g.

TSMC entered into an agreement with a counterparty in 2003 whereby TSMC China is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC China is obligated to compensate the counterparty for the loss incurred. The property, plant and equipment have been in use by TSMC China since 2004 and are being depreciated over their estimated service lives. The related obligation totaled NT$5,975,328 thousand and NT$7,343,587 thousand as of June 30, 2011 and 2010, respectively, which is included in other long-term payables.

h.	Amounts available under unused letters of credit as of June 30, 2011 were NT$87,698 thousand.

30.	OTHERS

The significant financial assets and liabilities denominated in foreign currencies were as follows:

	June 30
	2011		2010
	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Foreign Currencies (In Thousands)	Exchange Rate (Note)

Financial assets

Monetary items
USD	$3,984,167	28.725-28.769	$4,069,492	32.15-32.278
EUR	139,196	41.63-41.78	58,448	39.32-39.51
JPY	38,123,143	0.3573-0.3584	25,285,242	0.3628-0.3651
RMB	194,555	4.45-4.47	196,462	4.73-4.76
Non-monetary items
USD	142,891	28.725-28.769	164,168	32.15-32.278
HKD	1,127,381	3.70	-	-
Investments accounted for using equity method USD	272,316	28.769	267,585	32.15-32.278

Financial liabilities

Monetary items
USD	1,986,821	28.725-28.769	1,403,417	32.15-32.278
EUR	217,916	41.63-41.78	88,266	39.32-39.51
JPY	39,321,181	0.3573-0.3584	25,500,367	0.3628-0.3651
RMB	364,729	4.45-4.47	542,955	4.73-4.76

Note:    Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

31.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for TSMC and its investees in which all significant intercompany balances and transactions are eliminated upon consolidation:

a.	Financing provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 2 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

i.	Names, locations, and related information of investees over which TSMC exercises significant influence: Please see Table 7 attached;

j.	Information on investment in Mainland China

1)

The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee:    Please see Table 8 attached.

2)

Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports:    Please see Table 9 attached.

k.	Intercompany relationships and significant intercompany transactions: Please see Table 9 attached.

32.	OPERATING SEGMENTS INFORMATION

The Company’s only reportable segment is the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. The Company also had other operating segments that did not exceed the quantitative threshold. These segments mainly engage in the researching, developing, and providing SoC (System on chip) design and also engage in the researching, developing, designing, manufacturing and selling of solid state lighting devices and renewable energy and efficiency related technologies and products.

The Company uses the operating profit as the measurement for segment profit and the basis of performance assessment. There was no material inconsistency between the accounting policies of the operating segment and the accounting policies described in Note 2.

The Company’s operating segments information was as follows:

	Foundry	Others	Elimination	Total

Six months ended June 30, 2011

Sales from external customers	$211,659,108	$4,226,754	$-	$215,885,862
Sales among intersegments	1,737,499	6,224	(1,743,723)	-
Operating profit	77,526,249	(496,962)	-	77,029,287

Six months ended June 30, 2010

Sales from external customers	192,426,105	4,722,898	-	197,149,003
Sales among intersegments	1,397,076	236	(1,397,312)	-
Operating profit	74,721,584	(125,229)	-	74,596,355

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Name	Financial statement Account	Counter-party	Financing Limit for Each Borrowing Company	Maximum Balance for the Period (US$ in Thousands)		Ending Balance (US$ in Thousands)		Interest Rate	Reason for Financing	Allowance for Bad Debt	Collateral		Transaction Amounts	Financing Company’s Financing Amount Limits (Note 2)
												Item	Value

1	TSMC Partners	Long-term receivables from related parties	TSMC China	(Note 1)	$ (US$	7,175,000 250,000)	$ (US$	7,175,000 250,000)	0.25%-0.26%	Purchase equipment	$-	-	$-	$-	$32,657,501

Note 1:

The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Partners. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. While offshore subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC will not subjected to this restriction.

Note 2:	The total amount available for lending purpose shall not exceed the net worth of TSMC Partners.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

JUNE 30, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)		Note

TSMC	Corporate bond
	Nan Ya Plastics Corporation	-	Held-to-maturity financial assets	-		$1,303,484	N/A		$1,334,550
	Taiwan Power Company	-	”	-		860,303	N/A		861,061
	Formosa Plastics Corporation	-	”	-		575,212	N/A		577,236
	Formosa Petrochemical Corporation	-	”	-		475,445	N/A		476,512
	China Steel Corporation	-	”	-		305,086	N/A		305,179

	Stock
	Semiconductor Manufacturing International Corporation	-	Available-for-sale financial assets	1,789,493		4,171,309	7		4,171,309
	TSMC Global	Subsidiary	Investments accounted for using equity method	1		41,617,880	100		41,617,880
	TSMC Partners	Subsidiary	”	988,268		32,657,501	100		32,657,501
	VIS	Investee accounted for using equity method	”	628,223		9,110,898	38		9,391,941
	Motech	Investee accounted for using equity method	”	76,069		6,132,395	20		4,245,447
	SSMC	Investee accounted for using equity method	”	314		5,519,534	39		5,239,884
	TSMC North America	Subsidiary	”	11,000		2,830,777	100		2,830,777
	Xintec	Investee with a controlling financial interest	”	93,081		1,596,809	41		1,596,809
	GUC	Investee with a controlling financial interest	”	46,688		1,064,925	35		5,299,072
	TSMC Solar Europe	Subsidiary	”	-		391,148	100		391,148
	TSMC Europe	Subsidiary	”	-		201,892	100		201,892
	TSMC Japan	Subsidiary	”	6		146,863	100		146,863
	TSMC Solar NA	Subsidiary	”	1		83,704	100		83,704
	TSMC Korea	Subsidiary	”	80		22,622	100		22,622
	TSMC Lighting NA	Subsidiary	”	1		2,872	100		2,872
	United Industrial Gases Co., Ltd.	-	Financial assets carried at cost	16,783		193,584	10		310,107
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	”	10,500		105,000	7		340,983
	W.K. Technology Fund IV	-	”	4,000		40,000	2		42,704

	Fund
	Horizon Ventures Fund	-	Financial assets carried at cost	-		103,992	12		103,992
	Crimson Asia Capital	-	”	-		55,259	1		55,259

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	-		5,198,868	100		5,230,389
	VTAF III	Subsidiary	”	-		2,587,484	99		2,567,506
	VTAF II	Subsidiary	”	-		1,015,748	98		1,009,979
	Emerging Alliance	Subsidiary	”	-		277,059	99		277,059

TSMC Partners	Corporate bond
	General Elec Cap Corp. Mtn	-	Held-to-maturity financial assets	-	US$	20,150	N/A	US$	20,650
	General Elec Cap Corp. Mtn	-	”	-	US$	20,101	N/A	US$	21,176

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

TSMC Partners	Common stock
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	436,801	100	US$	436,801

	VisEra Holding Company	Investee accounted for using equity method	”	43,000	US$	90,180	49	US$	90,180

	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	”	787	US$	14,191	97	US$	14,191
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	”	14,153	US$	10,781	97	US$	10,781
	TSMC Technology	Subsidiary	”	1	US$	10,271	100	US$	10,271
	TSMC Canada	Subsidiary	”	2,300	US$	4,010	100	US$	4,010
	Mcube Inc.	Investee accounted for using equity method	”	5,333		-	83		-

	Preferred stock
	Mcube Inc.	Investee accounted for using equity method	Investments accounted for using equity method	1,000		-	6		-

	Fund
	Walden Venture Capital Enterprise	-	Financial assets carried at cost	-	US$	5,000	8	US$	5,000

TSMC Development	Corporate bond
	GE Capital Corp.	-	Held-to-maturity financial assets	-	US$	20,154	N/A	US$	21,176
	JP Morgan Chase & Co.	-	”	-	US$	15,000	N/A	US$	15,070

	Stock
	WaferTech	Subsidiary	Investments accounted for using equity method	293,640	US$	197,757	100	US$	197,757

Emerging Alliance	Common stock
	RichWave Technology Corp.	-	Financial assets carried at cost	4,074	US$	1,545	10	US$	1,545
	Global Investment Holding Inc.	-	”	11,124	US$	3,065	6	US$	3,065

	Preferred stock
	Audience, Inc.	-	Financial assets carried at cost	1,654	US$	250	-	US$	250
	Next IO, Inc.	-	”	8	US$	500	-	US$	500
	Pixim, Inc.	-	”	4,641	US$	1,137	2	US$	1,137
	QST Holdings, LLC	-	”	-	US$	142	4	US$	142

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	-		-	7		-

VTAF II	Common stock
	Aether Systems, Inc.	-	Financial assets carried at cost	1,600	US$	1,503	25	US$	1,503
	RichWave Technology Corp.	-	”	1,267	US$	1,036	3	US$	1,036
	Sentelic	-	”	1,806	US$	2,607	9	US$	2,607

	Preferred stock
	5V Technologies, Inc.	-	Financial assets carried at cost	2,890	US$	2,168	4	US$	2,168
	Aquantia	-	”	4,556	US$	4,316	3	US$	4,316
	Audience, Inc.	-	”	12,378	US$	2,378	3	US$	2,378
	Impinj, Inc.	-	”	475	US$	1,000	-	US$	1,000
	Next IO, Inc.	-	”	132	US$	1,110	2	US$	1,110
	Pixim, Inc.	-	”	33,347	US$	1,878	2	US$	1,878
	Power Analog Microelectronics	-	”	7,027	US$	3,383	19	US$	3,383
	QST Holdings, LLC	-	”	-	US$	593	13	US$	593
	Xceive	-	”	4,615	US$	1,611	3	US$	1,611

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

VTAF II	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	-		$-	31		$-

VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	11,868	US$	1,687	57	US$	1,687
	Accton Wireless Broadband Corp.	-	Financial assets carried at cost	2,249	US$	315	6	US$	315

	Preferred stock
	BridgeLux, Inc.	-	Financial assets carried at cost	6,771	US$	8,745	4	US$	8,745
	Exclara, Inc.	-	”	59,695	US$	5,897	15	US$	5,897
	GTBF, Inc.	-	”	1,154	US$	1,500	N/A	US$	1,500
	InvenSense, Inc.	-	”	816	US$	1,000	1	US$	1,000
	LiquidLeds Lighting Corp.	-	”	1,600	US$	800	11	US$	800
	Neoconix, Inc.	-	”	3,801	US$	4,748	4	US$	4,748
	Powervation, Ltd.	-	”	380	US$	5,797	16	US$	5,797
	Silicon Technical Services, LLC	-	”	1,055	US$	1,208	-	US$	1,208
	Stion Corp.	-	”	7,347	US$	50,000	23	US$	50,000
	Tilera, Inc.	-	”	3,890	US$	3,025	2	US$	3,025
	Validity Sensors, Inc.	-	”	9,340	US$	3,456	4	US$	3,456

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	-	US$	825	100	US$	825
	VTA Holdings	Subsidiary	”	-		-	62		-

Growth Fund	Common stock
	SiliconBlue Technologies, Inc.	-	Financial assets carried at cost	5,107	US$	762	1	US$	762
	Veebeam	-	”	10	US$	25	-	US$	25

ISDF	Common stock
	Integrated Memory Logic, Inc.	-	Available-for-sale financial assets	2,977	US$	11,971	4	US$	11,971
	Memsic, Inc.	-	”	1,286	US$	4,397	5	US$	4,397

	Preferred stock
	Sonics, Inc.	-	Financial assets carried at cost	230	US$	497	2	US$	497

ISDF II	Common stock
	Memsic, Inc.	-	Available-for-sale financial assets	1,072	US$	3,666	5	US$	3,666
	Alchip Technologies Limited	-	Financial assets carried at cost	7,520	US$	3,664	14	US$	3,664
	Sonics, Inc.	-	”	278	US$	10	3	US$	10
	Goyatek Technology, Corp.	-	”	932	US$	361	6	US$	361
	Auden Technology MFG. Co., Ltd.	-	”	1,049	US$	223	3	US$	223

	Preferred stock
	FangTek, Inc.	-	Financial assets carried at cost	1,032	US$	148	6	US$	148
	Sonics, Inc.	-	”	264	US$	455	3	US$	455

GUC	Open-end mutual fund
	Jhi Sun Money Market Fund	-	Available-for-sale financial assets	9,875		$140,307	-		$140,307
	Mega Diamond Money Market Fund	-	”	10,009		120,305	-		120,305
	PCA Well Pool Money Market Fund	-	”	6,141		80,205	-		80,205
	Capital Money Market Fund	-	”	3,873		60,043	-		60,043
	Hua Nan Phoenix Money Market Fund	-	”	3,194		50,036	-		50,036

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

GUC	Common stock
	GUC-NA	Subsidiary	Investments accounted for using equity method	800		$61,706	100		$61,706
	GUC-Japan	Subsidiary	”	1		15,129	100		15,129
	GUC-BVI	Subsidiary	”	550		8,684	100		8,684
	GUC-Europe	Subsidiary	”	-		3,746	100		3,746

GUC-BVI	Capital
	Global Unichip (Shanghai) Company, Limited (GUC-Shanghai)	Subsidiary	Investments accounted for using equity method	-		7,430	100		7,430

Xintec	Capital
	Compositech Ltd.	-	Financial assets carried at cost	587		-	3		-

TSMC Solar Europe	Stock
	TSMC Solar Europe GmbH	Subsidiary	Investments accounted for using equity method	1	EUR	9,263	100	EUR	9,263

TSMC Global	Corporate bond
	Aust + Nz Banking Group	-	Held-to-maturity financial assets	20,000	US$	20,000	N/A	US$	20,003
	Commonwealth Bank of Australia	-	”	25,000	US$	25,000	N/A	US$	24,835
	Commonwealth Bank of Australia	-	”	25,000	US$	25,000	N/A	US$	25,021
	JP Morgan Chase + Co.	-	”	35,000	US$	35,052	N/A	US$	35,016
	Nationwide Building Society-UK Government Guarantee	-	”	8,000	US$	8,000	N/A	US$	8,006
	Westpac Banking Corp.	-	”	25,000	US$	25,000	N/A	US$	24,709
	Westpac Banking Corp. 12/12 Frn	-	”	5,000	US$	5,000	N/A	US$	5,012

	Government bond
	Societe De Financement De Lec	-	Held-to-maturity financial assets	15,000	US$	15,000	N/A	US$	15,022

	Money market fund
	Ssga Cash Mgmt Global Offshore	-	Available-for-sale financial assets	333	US$	333	N/A	US$	333

(Concluded)

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands) (Note 1)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain (Loss) or Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC	Stock
	TSMC Soalr Europe	Investments accounted for using equity method	-	Subsidiary	-		$23,971	-		$385,682	-		$-		$-		$-	-		$391,148

TSMC Solar	Stock
Europe	TSMC Solar Europe GmbH	Investments accounted for using equity method	-	Subsidiary	1	EUR	90	-	EUR	9,800	-		-		-		-	1	EUR	9,263

GUC	Open-end mutual fund
	Jhi Sun Money Market Fund	Available-for-sale financial assets	Jih Sun Investment Trust Co., Ltd.	-	-		-	9,875		140,000	-		-		-		-	9,875		140,307
	Mega Diamond Money Market Fund	”	Mega Investment International Trust Co., Ltd.	-	-		-	10,009		120,000	-		-		-		-	10,009		120,305
	Hua Nan Phoenix Money Market Fund	”	Hua Nan Investment Trust Corp.	-	-		-	6,393		100,000	3,199		50,053		50,000		53	3,194		50,036

TSMC Global	Corporate bond
	Allstate Life Gbl Fdg Secd	Available-for-sale financial assets	-	-	4,430	US$	4,824	-		-	4,430	US$	4,787	US$	4,834	US$	(47)	-		-
	American Honda Fin Corp. Mtn	”	-	-	4,000	US$	3,995	-		-	4,000	US$	4,005	US$	3,985	US$	20	-		-
	Anz National Intl Ltd.	”	-	-	3,500	US$	3,554	-		-	3,500	US$	3,555	US$	3,515	US$	40	-		-
	Archer Daniels Midland Co.	”	-	-	-		-	7,000	US$	7,000	7,000	US$	7,010	US$	7,000	US$	10	-		-
	Astrazeneca Plc	”	-	-	3,150	US$	3,397	-		-	3,150	US$	3,356	US$	3,456	US$	(100)	-		-
	AT+T Wireless	”	-	-	3,500	US$	3,823	-		-	3,500	US$	3,762	US$	3,979	US$	(217)	-		-
	Banco Bilbao Vizcaya P R	”	-	-	3,250	US$	3,249	-		-	3,250	US$	3,251	US$	3,250	US$	1	-		-
	Bank of Nova Scotia	”	-	-	5,000	US$	5,000	-		-	5,000	US$	5,012	US$	5,000	US$	12	-		-
	Barclays Bank Plc	”	-	-	12,000	US$	11,997	-		-	12,000	US$	12,022	US$	12,035	US$	(13)	-		-
	Barclays Bk Plc UK Govt Cr	”	-	-	-		-	5,000	US$	5,108	5,000	US$	5,099	US$	5,108	US$	(9)	-		-
	Bb+T Corporation	”	-	-	-		-	3,840	US$	3,990	3,840	US$	3,977	US$	3,990	US$	(13)	-		-
	Bear Stearns Cos Inc.	”	-	-	3,500	US$	3,494	-		-	3,500	US$	3,465	US$	3,360	US$	105	-		-
	Berkshire Hathaway Inc. Del	”	-	-	3,500	US$	3,517	-		-	3,500	US$	3,521	US$	3,500	US$	21	-		-
	Bhp Billiton Fin USA Ltd.	”	-	-	-		-	4,000	US$	4,443	4,000	US$	4,447	US$	4,443	US$	4	-		-
	Bnp Paribas SA	”	-	-	3,810	US$	3,844	-		-	3,810	US$	3,838	US$	3,844	US$	(6)	-		-
	Boeing Cap Corp.	”	-	-	2,925	US$	3,192	-		-	2,925	US$	3,180	US$	3,235	US$	(55)	-		-
	Bp Capital Markets Plc	”	-	-	3,900	US$	3,988	-		-	3,900	US$	3,992	US$	3,969	US$	23	-		-
	Bp Capital Markets Plc	”	-	-	-		-	7,160	US$	7,160	7,160	US$	7,201	US$	7,160	US$	41	-		-
	Chevron Corp.	”	-	-	-		-	4,000	US$	4,305	4,000	US$	4,286	US$	4,305	US$	(19)	-		-
	Cie Financement Foncier	”	-	-	4,000	US$	4,019	-		-	4,000	US$	4,034	US$	4,029	US$	5	-		-
	Cisco Systems Inc.	”	-	-	-		-	7,050	US$	7,050	7,050	US$	7,073	US$	7,050	US$	23	-		-
	Citigroup Funding Inc.	”	-	-	16,000	US$	16,323	-		-	16,000	US$	16,337	US$	16,262	US$	75	-		-
	Citigroup Funding Inc.	”	-	-	7,300	US$	7,446	-		-	7,300	US$	7,440	US$	7,448	US$	(8)	-		-
	Citigroup Inc.	”	-	-	5,000	US$	5,490	-		-	5,000	US$	5,478	US$	5,360	US$	118	-		-
	Coca Cola Co.	”	-	-	4,000	US$	4,002	-		-	4,000	US$	4,003	US$	4,000	US$	3	-		-

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands) (Note 1)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain (Loss) or Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)
TSMC Global	Countrywide Finl Corp.	Available-for-sale financial assets	-	-	4,000	US$	4,208	-	US$	-	4,000	US$	4,221	US$	4,291	US$	(70)	-	US$	-
	Credit Suisse New York	”	-	-	3,945	US$	4,090	-		-	3,945	US$	4,069	US$	4,073	US$	(4)	-		-
	Credit Suisse New York	”	-	-	-		-	3,200	US$	3,200	3,200	US$	3,238	US$	3,200	US$	38	-		-
	Dexia Credit Local	”	-	-	6,000	US$	5,976	-		-	6,000	US$	5,983	US$	6,000	US$	(17)	-		-
	Dexia Credit Local	”	-	-	4,000	US$	3,984	-		-	4,000	US$	3,927	US$	4,000	US$	(73)	-		-
	Dexia Credit Local S.A	”	-	-	4,000	US$	3,992	-		-	4,000	US$	3,976	US$	4,000	US$	(24)	-		-
	Dexia Credit Local SA NY	”	-	-	5,000	US$	4,983	-		-	5,000	US$	4,952	US$	5,000	US$	(48)	-		-
	Finance for Danish Ind	”	-	-	3,800	US$	3,799	-		-	3,800	US$	3,808	US$	3,801	US$	7	-		-
	General Elec Cap Corp.	”	-	-	7,000	US$	7,002	-		-	7,000	US$	7,005	US$	7,002	US$	3	-		-
	General Elec Cap Corp.	”	-	-	4,000	US$	4,110	-		-	4,000	US$	4,095	US$	4,117	US$	(22)	-		-
	General Elec Cap Corp.	”	-	-	-		-	5,000	US$	5,000	5,000	US$	5,037	US$	5,000	US$	37	-		-
	Georgia Pwr Co.	”	-	-	4,000	US$	4,006	-		-	4,000	US$	4,002	US$	4,024	US$	(22)	-		-
	Gmac LLC	”	-	-	4,600	US$	4,731	-		-	4,600	US$	4,715	US$	4,726	US$	(11)	-		-
	Goldman Sachs Group Inc.	”	-	-	-		-	3,400	US$	3,400	3,400	US$	3,425	US$	3,400	US$	25	-		-
	Hewlett Packard Co.	”	-	-	3,000	US$	3,003	-		-	3,000	US$	3,004	US$	2,995	US$	9	-		-
	Household Fin Corp.	”	-	-	4,330	US$	4,694	-		-	4,330	US$	4,662	US$	4,781	US$	(119)	-		-
	HSBC Bank Plc	”	-	-	3,400	US$	3,405	-		-	3,400	US$	3,407	US$	3,407		-	-		-
	HSBC Fin Corp.	”	-	-	2,900	US$	3,074	-		-	2,900	US$	3,074	US$	3,142	US$	(68)	-		-
	IBM Corp.	”	-	-	6,800	US$	6,775	-		-	6,800	US$	6,781	US$	6,772	US$	9	-		-
	Inc Bk Nv Neth St Cr Gtee	”	-	-	-		-	8,500	US$	8,668	8,500	US$	8,655	US$	8,668	US$	(13)	-		-
	John Deer Capital Corp. Fdic GT	”	-	-	3,500	US$	3,616	-		-	3,500	US$	3,601	US$	3,634	US$	(33)	-		-
	JP Morgan Chase + Co.	”	-	-	5,000	US$	5,021	-		-	5,000	US$	5,032	US$	5,000	US$	32	-		-
	Lloyds Tsb Bank Plc Ser 144A	”	-	-	5,950	US$	6,009	-		-	5,950	US$	6,007	US$	6,077	US$	(70)	-		-
	Macquarie Bk Ltd. Sr	”	-	-	3,900	US$	3,975	9,300	US$	9,472	13,200	US$	13,423	US$	13,455	US$	(32)	-		-
	Massmutual Global Fdg II Mediu	”	-	-	4,000	US$	3,955	-		-	4,000	US$	3,991	US$	3,926	US$	65	-		-
	Mellon Fdg Corp.	”	-	-	3,500	US$	3,475	-		-	3,500	US$	3,479	US$	3,404	US$	75	-		-
	Merck + Co. Inc.	”	-	-	4,000	US$	4,032	-		-	4,000	US$	4,013	US$	4,066	US$	(53)	-		-
	Merrill Lynch + Co. Inc.	”	-	-	4,691	US$	4,647	-		-	4,691	US$	4,669	US$	4,603	US$	66	-		-
	Merrill Lynch + Co. Inc.	”	-	-	-		-	4,000	US$	4,335	4,000	US$	4,319	US$	4,335	US$	(16)	-		-
	Met Life Glob Funding I	”	-	-	-		-	3,000	US$	3,000	3,000	US$	3,004	US$	3,000	US$	4	-		-
	Metlife Inc.	”	-	-	6,500	US$	6,600	-		-	6,500	US$	6,584	US$	6,527	US$	57	-		-
	Microsoft Corp.	”	-	-	3,250	US$	3,232	-		-	3,250	US$	3,224	US$	3,249	US$	(25)	-		-
	Morgan Stanley	”	-	-	-		-	9,000	US$	9,000	9,000	US$	9,140	US$	9,000	US$	140	-		-
	Morgan Stanley Dean Witter	”	-	-	8,000	US$	8,524	-		-	8,000	US$	8,513	US$	8,797	US$	(284)	-		-
	National Australia Bank	”	-	-	-		-	3,000	US$	3,035	3,000	US$	3,040	US$	3,034	US$	6	-		-
	Pepsiamericas Inc.	”	-	-	-		-	4,000	US$	4,329	4,000	US$	4,308	US$	4,329	US$	(21)	-		-
	Philip Morris Intl Inc.	”	-	-	-		-	4,000	US$	4,640	4,000	US$	4,591	US$	4,640	US$	(49)	-		-
	Princoa Global Fdg I Medium	”	-	-	5,050	US$	5,011	-		-	5,050	US$	5,042	US$	4,921	US$	121	-		-
	Rabobank Nederland	”	-	-	5,000	US$	5,000	-		-	5,000	US$	5,000	US$	4,997	US$	3	-		-
	Royal Bk of Scotland Plc	”	-	-	5,000	US$	5,052	-		-	5,000	US$	5,045	US$	5,106	US$	(61)	-		-
	Royal Bk Scotlnd Grp Plc 144A	”	-	-	9,450	US$	9,516	-		-	9,450	US$	9,517	US$	9,596	US$	(79)	-		-
	Sanofi Aventis	”	-	-	-		-	4,000	US$	4,000	4,000	US$	4,003	US$	4,000	US$	3	-		-
	Sanofi Aventis	”	-	-	-		-	3,870	US$	3,870	3,870	US$	3,884	US$	3,870	US$	14	-		-
	Shell International Fin	”	-	-	4,515	US$	4,536	-		-	4,515	US$	4,533	US$	4,527	US$	6	-		-
	Shell International Fin	”	-	-	3,200	US$	3,248	-		-	3,200	US$	3,256	US$	3,227	US$	29	-		-
	Standard Chartered BK NY	”	-	-	-		-	3,000	US$	3,000	3,000	US$	3,001	US$	3,000	US$	1	-		-
	State Str Corp.	”	-	-	6,420	US$	6,417	-		-	6,420	US$	6,423	US$	6,382	US$	41	-		-
	Sun Life Finl Global	”	-	-	4,400	US$	4,332	-		-	4,400	US$	4,351	US$	4,304	US$	47	-		-
	Suncorp Metway Ltd.	”	-	-	8,800	US$	8,982	-		-	8,800	US$	8,937	US$	9,125	US$	(188)	-		-
	Swedbank Hypotek AB	”	-	-	4,000	US$	3,993	-		-	4,000	US$	3,998	US$	4,002	US$	(4)	-		-
	Swedbank Hypotek AB	”	-	-	-		-	4,100	US$	4,100	4,100	US$	4,086	US$	4,100	US$	(14)	-		-
(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands) (Note 1)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain (Loss) or Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)
TSMC Global	Teva Pharm Fin III	Available-for-sale financial assets	-	-	-	US$	-	4,000	US$	4,000	4,000	US$	4,019	US$	4,000	US$	19	-	US$	-
	Teva Pharma Fin III LLC	”	-	-	4,000	US$	4,016	-		-	4,000	US$	4,011	US$	4,000	US$	11	-		-
	Total Capital Canada Ltd.	”	-	-	-		-	4,000	US$	4,000	4,000	US$	4,013	US$	4,000	US$	13	-		-
	United Technologies Corp.	”	-	-	-		-	4,000	US$	4,265	4,000	US$	4,244	US$	4,266	US$	(22)	-		-
	US Central Federal Cred	”	-	-	4,000	US$	4,084	4,500	US$	4,599	8,500	US$	8,664	US$	8,692	US$	(28)	-		-
	Verizon Communications	”	-	-	-		-	7,725	US$	7,725	7,725	US$	7,785	US$	7,725	US$	60	-		-
	Virginia Elec + Pwr Co.	”	-	-	-		-	3,250	US$	3,489	3,250	US$	3,461	US$	3,489	US$	(28)	-		-
	Volkswagen Intl Fin NV	”	-	-	-		-	4,000	US$	4,000	4,000	US$	4,010	US$	4,000	US$	10	-		-
	Wachovia Corp. Global Medium	”	-	-	5,000	US$	5,141	-		-	5,000	US$	5,142	US$	5,138	US$	4	-		-
	Wal Mart Stores Inc.	”	-	-	4,000	US$	3,964	-		-	4,000	US$	3,968	US$	3,986	US$	(18)	-		-
	Wal Mart Stores Inc.	”	-	-	3,770	US$	4,325	-		-	3,770	US$	4,261	US$	4,383	US$	(122)	-		-
	Westpac Banking Corp.	”	-	-	3,500	US$	3,514	-		-	3,500	US$	3,511	US$	3,500	US$	11	-		-
	Westpac Banking Corp.	”	-	-	4,000	US$	4,005	-		-	4,000	US$	4,022	US$	4,044	US$	(22)	-		-
	Wyeth	”	-	-	3,345	US$	3,657	638	US$	697	3,983	US$	4,325	US$	4,397	US$	(72)	-		-
	Government bond
	US Treasury N/B	Available-for-sale financial assets	-	-	41,700	US$	42,042	-		-	41,700	US$	42,042	US$	41,729	US$	313	-		-
	US Treasury N/B	”	-	-	11,100	US$	10,976	-		-	11,100	US$	10,941	US$	11,084	US$	(143)	-		-
	US Treasury N/B	”	-	-	7,000	US$	7,079	-		-	7,000	US$	7,077	US$	7,078	US$	(1)	-		-
	US Treasury N/B	”	-	-	5,250	US$	5,212	30,175	US$	29,906	35,425	US$	35,154	US$	35,101	US$	53	-		-
	US Treasury N/B	”	-	-	-		-	19,900	US$	19,872	19,900	US$	19,888	US$	19,872	US$	16	-		-
	US Treasury N/B	”	-	-	-		-	10,000	US$	10,084	10,000	US$	10,073	US$	10,084	US$	(11)	-		-
	US Treasury N/B	”	-	-	-		-	10,000	US$	10,042	10,000	US$	10,046	US$	10,042	US$	4	-		-
	US Treasury N/B	”	-	-	-		-	10,000	US$	10,024	10,000	US$	10,035	US$	10,024	US$	11	-		-
	US Treasury N/B	”	-	-	-		-	10,000	US$	9,988	10,000	US$	9,990	US$	9,988	US$	2	-		-
	US Treasury N/B	”	-	-	-		-	3,300	US$	3,301	3,300	US$	3,298	US$	3,301	US$	(3)	-		-
	Agency bond
	Fannie Mae	Available-for-sale financial assets	-	-	16,104	US$	16,102	-		-	16,104	US$	16,116	US$	16,098	US$	18	-		-
	Fannie Mae	”	-	-	11,100	US$	11,096	-		-	11,100	US$	11,109	US$	11,096	US$	13	-		-
	Fannie Mae	”	-	-	8,765	US$	8,763	11,500	US$	11,503	20,265	US$	20,280	US$	20,262	US$	18	-		-
	Fannie Mae	”	-	-	4,600	US$	4,589	-		-	4,600	US$	4,606	US$	4,598	US$	8	-		-
	Fannie Mae	”	-	-	3,900	US$	3,861	-		-	3,900	US$	3,851	US$	3,899	US$	(48)	-		-
	Fannie Mae	”	-	-	3,000	US$	2,994	-		-	3,000	US$	3,000	US$	3,009	US$	(9)	-		-
	Fannie Mae	”	-	-	-		-	20,300	US$	20,269	20,300	US$	20,301	US$	20,269	US$	32	-		-
	Fannie Mae	”	-	-	-		-	11,045	US$	12,104	11,045	US$	12,044	US$	12,104	US$	(60)	-		-
	Fannie Mae	”	-	-	-		-	7,500	US$	7,500	7,500	US$	7,508	US$	7,500	US$	8	-		-
	Fannie Mae	”	-	-	-		-	3,000	US$	3,000	3,000	US$	3,008	US$	3,000	US$	8	-		-
	Federal Farm Credit Bank	”	-	-	4,000	US$	3,994	-		-	4,000	US$	4,002	US$	3,995	US$	7	-		-
	Federal Farm Credit Bank	”	-	-	4,000	US$	3,984	-		-	4,000	US$	3,986	US$	3,998	US$	(12)	-		-
	Federal Farm Credit Bank	”	-	-	-		-	4,000	US$	4,002	4,000	US$	4,003	US$	4,002	US$	1	-		-
	Federal Home Loan Bank	”	-	-	5,000	US$	5,007	-		-	5,000	US$	5,007	US$	5,009	US$	(2)	-		-
	Federal Home Loan Bank	”	-	-	6,800	US$	6,817	-		-	6,800	US$	6,817	US$	6,811	US$	6	-		-
	Federal Home Loan Bank	”	-	-	8,000	US$	8,040	-		-	8,000	US$	8,033	US$	7,990	US$	43	-		-
	Federal Home Loan Bank	”	-	-	10,000	US$	9,998	-		-	10,000	US$	10,001	US$	9,985	US$	16	-		-
	Federal Home Loan Bank	”	-	-	8,400	US$	8,397	-		-	8,400	US$	8,400	US$	8,399	US$	1	-		-
	Federal Home Ln Bks	”	-	-	5,000	US$	5,046	-		-	5,000	US$	5,043	US$	5,098	US$	(55)	-		-
	Federal Home Ln Mtg Corp.	”	-	-	3,732	US$	3,727	-		-	3,340	US$	3,340	US$	3,341	US$	(1)	-		-
	Federal Home Ln Mtg Corp.	”	-	-	3,324	US$	3,453	-		-	3,161	US$	3,288	US$	3,360	US$	(72)	-		-

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands) (Note 1)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain (Loss) or Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)
TSMC Global	Federal Home Loan Mtg Corp.	Available-for-sale financial assets	-	-	5,183	US$	5,168	-	US$	-	4,634	US$	4,634	US$	4,632	US$	2	-	US$	-
	Fhr 2953 Da	”	-	-	3,284	US$	3,466	-		-	2,846	US$	3,028	US$	2,993	US$	35	-		-
	Fhr 3184 Fa	”	-	-	4,096	US$	4,084	-		-	3,810	US$	3,807	US$	3,806	US$	1	-		-
	Fnma Tba Jan 15 Single Fam	”	-	-	-		-	3,000	US$	3,147	3,000	US$	3,142	US$	3,147	US$	(5)	-		-
	Fnma Tba Feb 15 Single Fam	”	-	-	-		-	3,000	US$	3,138	3,000	US$	3,117	US$	3,138	US$	(21)	-		-
	Fnma Tba Mar 15 Single Fam	”	-	-	-		-	3,000	US$	3,110	3,000	US$	3,140	US$	3,110	US$	30	-		-
	Fnma Tba Apr 15 Single Fam	”	-	-	-		-	3,000	US$	3,131	3,000	US$	3,164	US$	3,131	US$	33	-		-
	Fnr 2006 60 CO	”	-	-	3,485	US$	3,483	-		-	3,274	US$	3,274	US$	3,272	US$	2	-		-
	Fnr 2009 116 A	”	-	-	4,271	US$	4,640	-		-	3,841	US$	4,137	US$	4,122	US$	15	-		-
	Freddie Mac	”	-	-	5,750	US$	5,764	-		-	5,750	US$	5,761	US$	5,771	US$	(10)	-		-
	Freddie Mac	”	-	-	4,300	US$	4,316	-		-	4,300	US$	4,312	US$	4,308	US$	4	-		-
	Freddie Mac	”	-	-	10,420	US$	10,411	-		-	10,420	US$	10,414	US$	10,412	US$	2	-		-
	Freddie Mac	”	-	-	-		-	19,000	US$	18,981	19,000	US$	18,986	US$	18,981	US$	5	-		-
	Freddie Mac	”	-	-	-		-	3,550	US$	3,549	3,550	US$	3,553	US$	3,549	US$	4	-		-
	Freddie Mac	”	-	-	-		-	14,200	US$	14,196	14,200	US$	14,204	US$	14,196	US$	8	-		-
	Gnr 2009 45 AB	”	-	-	4,417	US$	4,496	-		-	3,082	US$	3,129	US$	3,215	US$	(86)	-		-
	Government Natl Mtg Assn	”	-	-	3,050	US$	3,285	-		-	3,050	US$	3,202	US$	3,278	US$	(76)	-		-
	Ngn 2010 R2 1A	”	-	-	3,732	US$	3,731	-		-	3,490	US$	3,492	US$	3,490	US$	2	-		-
	Ngn 2011 R4 1A	”	-	-	-		-	4,000	US$	4,000	3,914	US$	3,914	US$	3,914		-	-		-

	Money market fund
	Ssga Cash Mgmt Global Offshore	Available-for-sale financial assets	-	-	12,387	US$	12,387	764,056	US$	764,056	776,110	US$	776,110	US$	776,110		-	333	US$	333

Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

Note 2:	The data for marketable securities disposed exclude bonds maturities and redemption by the issuer.

Note 3:

The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/losses on financial assets, translation adjustments, equity in earnings/losses of equity method investees and other adjustments to long-term investment using equity method.

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount
TSMC	Fab	January 5, 2011 to February 24, 2011	$260,171	By the construction progress	China Steel Structure Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 7, 2011 to June 28, 2011	109,337	By the construction progress	Lead Fu Industrials Corp.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 27, 2011 to June 27, 2011	473,947	By the construction progress	Tasa Construction Corporation	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 27, 2011 to June 28, 2011	1,665,100	By the construction progress	Da Cin Construction Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 27, 2011 to June 28, 2011	928,324	By the construction progress	Fu Tsu Construction Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 27, 2011 to June 28, 2011	134,924	By the construction progress	Edg Corporation Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 24, 2011 to June 28, 2011	176,655	By the construction progress	Yankey Engineering Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

Xintec	Fab	February 17, 2011	1,050,000	Based on the agreement	Vertex Precision Electronics Inc.	-	N/A	N/A	N/A	N/A	Pricing report	Manufacturing purpose	None

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationships	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable		Note
			Purchases/ Sales	Amount	% to Total	Payment Terms	Unit Price (Note)	Payment Terms (Note)	Ending Balance	% to Total
TSMC	TSMC North America	Subsidiary	Sales	$115,627,277	54	Net 30 days after invoice date	-	-	$27,063,064	53
	GUC	Investee with a controlling financial interest	Sales	1,158,302	1	Net 30 days after monthly closing	-	-	289,461	1
	VIS	Investee accounted for using equity method	Sales	157,325	-	Net 30 days after monthly closing	-	-	-	-
	TSMC Solar Europe GmbH	Indirect subsidiary	Sales	148,898	-	Net 60 days after invoice date	-	-	49,185	-
	TSMC China	Subsidiary	Purchases	4,935,280	19	Net 30 days after monthly closing	-	-	(955,093)	7
	WaferTech	Indirect subsidiary	Purchases	3,763,210	15	Net 30 days after monthly closing	-	-	(620,389)	5
	VIS	Investee accounted for using equity method	Purchases	2,829,238	11	Net 30 days after monthly closing	-	-	(1,087,485)	8
	SSMC	Investee accounted for using equity method	Purchases	1,994,243	8	Net 30 days after monthly closing	-	-	(440,314)	3
	Motech	Investee accounted for using equity method	Purchases	124,673	-	Net 30 days after monthly closing	-	-	-	-
GUC	TSMC North America	Same parent company	Purchases	296,462	20	Net 30 days after invoice date/net 30 days after monthly closing	-	-	(55,372)	7

Xintec	OmniVision	Parent company of director (represented for Xintec)	Sales	822,450	42	Net 30 days after monthly closing	-	-	170,622	36

Note:

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

JUNE 30, 2011

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationships	Ending Balance	Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
TSMC	TSMC North America	Subsidiary	$27,078,019	42	$8,406,618	-	$11,121,720	$-
	TSMC China	Subsidiary	1,979,030	(Note 2)	-	-	-	-
	VIS	Investee accounted for using equity method	512,256	(Note 2)	21,935	Accelerate demand on account receivable	20,944	-
	Motech	Investee accounted for using equity method	436,600	(Note 2)	-	-	-	-
	GUC	Investee with a controlling financial interest	432,404	35	-	-	-	-
Xintec	OmniVision	Parent company of director (represented for Xintec)	170,622	32	-	-	-	-

Note 1:     The calculation of turnover days excludes other receivables from related parties.

Note 2:     The ending balance primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

JUNE 30, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				Original Investment Amount				Balance as of June 30, 2011
Investor Company	Investee Company	Location	Main Businesses and Products	June 30, 2011 (Foreign Currencies in Thousands)		December 31, 2010 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)		Net Income (Losses) of the Investee (Foreign Currencies in Thousands)		Equity in the Earnings (Losses) (Note 1) (Foreign Currencies in Thousands)	Note
TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$42,327,245		$42,327,245	1	100		$41,617,880		$180,565	$180,565	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry		31,456,130		31,456,130	988,268	100		32,657,501		844,360	844,360	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		13,232,288		13,232,288	628,223	38		9,110,898		759,616	88,401	Investee accounted for using equity method
	Motech	Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems		6,228,661		6,228,661	76,069	20		6,132,395		33,669	(155,363)	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits		5,120,028		5,120,028	314	39		5,519,534		1,952,120	658,729	Investee accounted for using equity method
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers		12,180,367		12,180,367	-	100		5,198,868		1,100,853	1,095,078	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		2,830,777		109,373	109,373	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies		3,604,425		3,565,441	-	99		2,587,484		(80,858)	(79,308)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,357,890		1,357,890	93,081	41		1,596,809		108,942	31,644	Investee with a controlling financial interest
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,064,925		267,626	93,624	Investee with a controlling financial interest
	VTAF II	Cayman Islands	Investing in new start-up technology companies		1,166,470		1,166,470	-	98		1,015,748		91,555	89,723	Subsidiary
	TSMC Solar Europe	Amsterdam, the Netherlands	Investing in solar related business		411,032		25,350	-	100		391,148		(25,675)	(25,675)	Subsidiary (Note 3)
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		971,785		971,785	-	99		277,059		(11,423)	(11,366)	Subsidiary (Note 3)
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities		15,749		15,749	-	100		201,892		18,767	18,767	Subsidiary (Note 3)
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		146,863		2,607	2,607	Subsidiary (Note 3)
	TSMC Solar NA	Delaware, U.S.A.	Selling and marketing of solar related products		147,686		60,962	1	100		83,704		(28,031)	(28,031)	Subsidiary (Note 3)
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities		13,656		13,656	80	100		22,622		1,737	1,737	Subsidiary (Note 3)
	TSMC Lighting NA	Delaware, U.S.A.	Selling and marketing of solid state lighting related products		3,133		3,133	1	100		2,872		(5)	(5)	Subsidiary (Note 3)
TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	1	100	US$	436,801	US$	33,545	Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	90,180	US$	12,660	Note 2	Investee accounted for using equity method
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	787	US$	4,088	787	97	US$	14,191	US$	1,318	Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	14,153	US$	16,532	14,153	97	US$	10,781	US$	(536)	Note 2	Subsidiary (Note 3)
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	1	100	US$	10,271	US$	393	Note 2	Subsidiary (Note 3)
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	4,010	US$	170	Note 2	Subsidiary (Note 3)

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of June 30, 2011
				June 30, 2011 (Foreign Currencies in Thousands)		December 31, 2010 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)			Net Income (Losses) of the Investee (Foreign Currencies in Thousands)		Equity in the Earnings (Losses) (Note 1) (Foreign Currencies in Thousands)	Note
TSMC Partners	Mcube Inc. (Common Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	800	US$	800	5,333	83	US$	-		US$	(6,750)	Note 2	Investee accounted for using equity method (Note 3)
	Mcube Inc. (Preferred Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	1,000	US$	1,000	1,000	6		-		US$	(6,750)	Note 2	Investee accounted for using equity method (Note 3)
TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	280,000	US$	280,000	293,640	100	US$	197,757		US$	32,546	Note 2	Subsidiary
VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	3,937	US$	3,937	11,868	57	US$	1,687		US$	(707)	Note 2	Subsidiary (Note 3)
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	1,740	US$	1,700	-	100	US$	825		US$	(61)	Note 2	Subsidiary (Note 3)
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		-		-	-	62		-			-	Note 2	Subsidiary (Note 3)
VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		-		-	-	31		-			-	Note 2	Subsidiary (Note 3)
GUC	GUC-NA	U.S.A.	Consulting services in main products	US$	1,256	US$	1,249	800	100		$61,706			$4,312	Note 2	Subsidiary
	GUC-Japan	Japan	Consulting services in main products	JPY	30,000	JPY	30,000	1	100		15,129			457	Note 2	Subsidiary (Note 3)
	GUC-BVI	British Virgin Islands	Investment activities	US$	550	US$	550	550	100		8,684			(128)	Note 2	Subsidiary (Note 3)
	GUC-Europe	The Netherlands	Consulting services in main products	EUR	100	EUR	100	-	100		3,746			(257)	Note 2	Subsidiary (Note 3)
GUC-BVI	GUC-Shanghai	Shanghai, China	Consulting services in main products	US$	500	US$	500	-	100		7,430			(105)	Note 2	Subsidiary (Note 3)
Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		-		-	-	7		-			-	Note 2	Subsidiary (Note 3)
TSMC Solar Europe	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service	EUR	9,900	EUR	100	1	100	EUR		9,263	EUR	(637)	Note 2	Subsidiary (Note 3)

Note 1:     Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.

Note 2:     The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/losses of the investor company.

Note 3:     Equity in earnings/losses was determined based on the unaudited financial statements.

(Concluded)

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION OF INVESTMENT IN MAINLAND CHINA

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (Thousand)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2011 (US$ in Thousand)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of June 30, 2011 (US$ in Thousand)		Percentage of Ownership	Equity in the Earnings (Losses)		Carrying Value as of June 30, 2011	Accumulated Inward Remittance of Earnings as of June 30, 2011
								Outflow	Inflow
TSMC	TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers		$12,180,367 (RMB 3,070,623)	(Note 1)	$ (US$	12,180,367 371,000)	$-	$-	$ (US$	12,180,367 371,000)	100%	$1,095,078 (Note 3)		$5,198,868	$-

GUC	GUC-Shanghai	Consulting services in main products	(US$	16,160 500)	(Note 2)	(US$	16,160 500)	-	-	(US$	16,160 500)	100%	(105 (Note 4	) )	7,430	-

Investor Company	Accumulated Investment in Mainland China as of June 30, 2011 (US$ in Thousand)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousand)		Upper Limit on Investment (US$ in Thousand)
TSMC	$ (US$	12,180,367 371,000)	$ (US$	12,180,367 371,000)	$ (US$	12,180,367 371,000)
GUC	(US$	16,160 500)	(US$	16,160 500)		1,834,379 (Note 5)

Note 1:   TSMC directly invested US$371,000 thousand in TSMC China.

Note 2:   GUC, TSMC’s investee with a controlling financial interest, indirectly invested in GUC-Shanghai through GUC-BVI.

Note 3:   Amount was recognized based on the audited financial statements.

Note 4:   Amount was determined based on the unaudited financial statements.

Note 5:   Subject to 60% of net asset value of GUC according to the revised “Guidelines Governing the Approval of Investment or Technical Cooperation in Mainland China” issued by the Investment Commission.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

A.	For the six months ended June 30, 2011

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets

				Sales	$115,627,277	-	53%
				Receivables from related parties	27,063,064	-	3%
		TSMC North America	1	Other receivables from related parties	14,955	-	-
				Payables to related parties	34,905	-	-
				Sales	4,163	-	-
				Purchases	4,935,280	-	2%
				Marketing expenses - commission	31,876	-	-
				Sales of property, plant, and equipment	2,427,178	-	1%
		TSMC China	1	Purchases of property, plant, and equipment	70,491	-	-
				Gain on disposal of property, plant and equipment	95,191	-	-
				Other receivables from related parties	1,979,030	-	-
				Payables to related parties	955,093	-	-
				Deferred debits	10,347	-	-
		TSMC Japan	1	Marketing expenses - commission	130,927	-	-
				Payables to related parties	20,140	-	-
				Marketing expenses - commission	189,792	-	-
		TSMC Europe	1	Research and development expenses	19,775	-	-
				Payables to related parties	39,086	-	-
0	TSMC	TSMC Korea	1	Marketing expenses - commission	11,287	-	-
				Payables to related parties	3,070	-	-
				Sales	1,158,302	-	1%
		GUC	1	Research and development expenses	5,718	-	-
				Receivables from related parties	289,461	-	-
				Other receivables from related parties	142,943	-	-
		TSMC Technology	1	Research and development expenses	252,450	-	-
				Payables to related parties	102,527	-	-
				Sales	3,397	-	-
				Purchases	3,763,210	-	2%
		WaferTech	1	Sales of property, plant, and equipment	72,880	-	-
				Gain on disposal of property, plant and equipment	1,463	-	-
				Payables to related parties	620,389	-	-
		TSMC Canada	1	Research and development expenses	88,283	-	-
				Payables to related parties	17,683	-	-
				Research and development expenses	3,941	-	-
		Xintec	1	Manufacturing overhead	177,596	-	-
				Other receivables from related parties	96,972	-	-
				Payables to related parties	59,915	-	-
		TSMC Solar Europe GmbH	1	Sales	148,898	-	-
				Receivables from related parties	49,185	-	-

(Continued)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets
				Purchases	$296,462	-	-
		TSMC North America	3	Manufacturing overhead	120,408	-	-
				Payables to related parties	55,372	-	-
				Operating expenses	61,369	-	-
1	GUC	GUC-NA	3	Manufacturing overhead	30,583	-	-
				Accrued expense	12,972	-	-
		GUC-Japan	3	Operating expenses	21,826	-	-
				Accrued expense	6,232	-	-
		GUC-Shanghai	3	Operating expenses	8,568	-	-
				Accrued expense	2,084	-	-
2	TSMC Partners	TSMC China	3	Other long-term receivables	7,192,250	-	1%
3	TSMC China	TSMC Partners	3	Other long-term payables	7,199,655	-	1%

Note 1:     No. 1 represents the transactions from parent company to subsidiary.

      No. 3 represents the transactions between subsidiaries.

Note 2:     The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

(Continued)

B.	For the six months ended June 30, 2010

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets
		TSMC North America	1	Sales	$102,705,311	-	51%
				Receivables from related parties	24,563,831	-	4%
				Other receivables from related parties	9,018	-	-
				Payables to related parties	8,256	-	-
		TSMC China	1	Sales	1,883	-	-
				Purchases	3,691,579	-	2%
				Marketing expenses - commission	25,404	-	-
				Purchase of property, plant, and equipment	63,525	-	-
				Sales of property, plant, and equipment	11,224	-	-
				Gain on disposal of property, plant and equipment	33,081	-	-
				Technical service income	3,151	-	-
				Other receivables from related parties	13,836	-	-
				Payables to related parties	899,850	-	-
				Deferred debits	13,887	-	-
		TSMC Japan	1	Marketing expenses - commission	128,234	-	-
				Payables to related parties	28,315	-	-
		TSMC Europe	1	Marketing expenses - commission	206,214	-	-
0	TSMC			Research and development expenses	12,477	-	-
				Payables to related parties	40,274	-	-
		TSMC Korea	1	Marketing expenses - commission	10,139	-	-
				Payables to related parties	2,623	-	-
		GUC	1	Sales	933,297	-	-
				Receivables from related parties	258,159	-	-
				Other receivables from related parties	93,255	-	-
		TSMC Technology	1	Research and development expenses	289,788	-	-
				Payables to related parties	118,085	-	-
		WaferTech	1	Sales	2,718	-	-
				Purchases	3,743,351	-	2%
				Purchase of property, plant, and equipment	9,624	-	-
				Sales of property, plant, and equipment	9,655	-	-
				Gain on disposal of property, plant and equipment	9,643	-	-
				Other receivables from related parties	13,069	-	-
				Payables to related parties	750,706	-	-
		Xintec	1	Manufacturing overhead	113,104	-	-
				Other receivables from related parties	9,292	-	-
				Payables to related parties	46,704	-	-
		TSMC Canada	1	Research and development expenses	95,047	-	-
				Payables to related parties	16,472	-	-

(Continued)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets
				Purchases	$351,210	-	-
		TSMC North America	3	Manufacturing overhead	103,202	-	-
				Payables to related parties	55,635	-	-
				Manufacturing overhead	14,602	-	-
1	GUC	GUC-NA	3	Operating expenses	77,162	-	-
				Accrued expense	14,974	-	-
		GUC-Japan	3	Operating expenses	22,024	-	-
				Accrued expense	4,155	-	-
		GUC-Europe	3	Operating expenses	1,295	-	-
		GUC-Shanghai	3	Operating expenses	8,619	-	-

Note 1:	No. 1 represents the transactions from parent company to subsidiary.

 No. 3 represents the transactions between subsidiaries.

Note 2:

The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

(Concluded)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 22, 2011	By:	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer